In Memoriam

Ronald E. Hermance, Jr.

We mourn the loss of our friend and leader, Ronald E. Hermance Jr., Chairman and Chief Executive Officer, who passed away on September 11, 2014.

Ron’s leadership and vision guided Hudson City for over 26 years. He was a mentor to so many people both within and outside of the Bank. He enriched the lives of all of us during his extraordinary life. Ron will live in our hearts forever.

Ron’s career spanned 26 years at Hudson City. In 1997, he became the eleventh president of Hudson City Savings Bank and was subsequently appointed Chief Executive Officer in 2002 and Chairman of the Board in 2005. Ron spearheaded Hudson City Savings Bank’s reorganization from a mutual savings bank to a publicly held Company by completing what was at the time, the largest public equity offering by a U.S. bank.

Ron was also actively involved in his community, lending his time and talents to many causes. While he will be sorely missed, his caring nature, the caliber of his character and his friendship to all who knew him will ensure that his legacy will endure.

Selected Consolidated Financial Information

The summary information presented below under “Selected Financial Condition Data,” “Selected Operating Data” and “Selected Financial Ratios and Other Data” at or for each of the years presented is derived in part from the audited consolidated financial statements of Hudson City Bancorp, Inc.

	At December 31,
	2013	2012	2011	2010	2009
	(In thousands)
Selected Financial Condition Data:
Total assets	$38,607,354	$40,596,341	$45,355,885	$61,166,033	$60,267,760
Total loans	24,112,829	27,090,879	29,327,345	30,923,897	31,779,921
Federal Home Loan Bank of New York stock	347,102	356,467	510,564	871,940	874,768
Investment securities held to maturity	39,011	39,011	539,011	3,939,006	4,187,704
Investment securities available for sale	297,283	428,057	7,368	89,795	1,095,240
Mortgage-backed securities held to maturity	1,784,464	2,976,757	4,115,523	5,914,372	9,963,554
Mortgage-backed securities available for sale	7,167,555	8,040,742	9,170,390	18,120,537	11,116,531
Total cash and cash equivalents	4,324,474	827,968	754,080	669,397	561,201
Foreclosed real estate, net	70,436	47,322	40,619	45,693	16,736
Total deposits	21,472,329	23,483,917	25,507,760	25,173,126	24,578,048
Total borrowed funds	12,175,000	12,175,000	15,075,000	29,675,000	29,975,000
Total shareholders’ equity	4,742,576	4,699,808	4,560,440	5,510,238	5,339,152

	For the Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands)
Selected Operating Data:
Total interest and dividend income	$1,361,181	$1,673,039	$2,167,637	$2,784,496	$2,941,786
Total interest expense	748,668	819,116	1,186,703	1,593,669	1,698,308

Net interest income	612,513	853,923	980,934	1,190,827	1,243,478

Provision for loan losses	36,500	95,000	120,000	195,000	137,500

Net interest income after provision for loan losses	576,013	758,923	860,934	995,827	1,105,978

Non-interest income:
Service charges and other income	10,156	11,461	11,449	10,369	9,399
Gains on securities transactions, net	28,933	-	102,468	152,625	24,185

Total non-interest income	39,089	11,461	113,917	162,994	33,584

Non-interest expense:
Loss on extinguishment of debt	-	-	1,900,591	-	-
Other non-interest expense	309,837	356,602	329,569	266,388	265,596

Total non-interest expense	309,837	356,602	2,230,160	266,388	265,596

Income (loss) before income tax expense (benefit)	305,265	413,782	(1,255,309)	892,433	873,966
Income tax expense (benefit)	120,049	164,639	(519,320)	355,227	346,722

Net income (loss)	$185,216	$249,143	$(735,989)	$537,206	$527,244

This Annual Report to Shareholders contains information set forth in the Hudson City Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 2013, as well as other information as of or for the periods ended December 31, 2013. This Annual Report to Shareholders does not contain any information for subsequent events or any recent developments since the filing of the Annual Report on Form 10-K with the Securities and Exchange Commission. See “Important Additional Information.”

Selected Consolidated Financial Information (continued)

(Dollars in thousands, except per share data)

	At or for the Year Ended December 31,
	2013		2012		2011		2010		2009
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on average assets	0.47%		0.58%		(1.38	) %	0.88%		0.92%
Return on average stockholders’ equity	3.91		5.35		(14.72)		9.66		10.18
Net interest rate spread (1)	1.32		1.85		1.67		1.77		1.93
Net interest margin (2)	1.59		2.06		1.89		2.01		2.22
Non-interest expense to average assets (5)	0.78		0.83		0.62		0.44		0.46
Efficiency ratio (3)	47.44		40.50		32.68		19.68		20.80
Average interest-earning assets to average interest-bearing liabilities	1.13	x	1.11	x	1.09	x	1.09	x	1.09	x

Share and Per Share Data:
Basic (loss) earnings per share	$0.37		$0.50		$(1.49)		$1.09		$1.08
Diluted (loss) earnings per share	0.37		0.50		(1.49)		1.09		1.07
Cash dividends paid per common share	0.20		0.32		0.39		0.60		0.59
Dividend pay-out ratio	54.05%		64.00%		NM		55.05%		54.63%
Book value per share (4)	$9.52		$9.46		$9.20		$11.16		$10.85
Tangible book value per share (4)	9.21		9.15		8.89		10.85		10.53
Weighted average number of common shares outstanding:
Basic	497,793,895		496,570,311		494,629,395		493,032,873		488,908,260
Diluted	498,070,797		496,604,809		494,629,395		494,314,390		491,295,511

Capital Ratios:
Average stockholders’ equity to average assets	11.91%		10.89%		9.41%		9.14%		9.03%
Stockholders’ equity to assets	12.28		11.58		10.05		9.01		8.86

Regulatory Capital Ratios of Bank:
Leverage capital	10.82%		10.09%		8.83%		7.95%		7.59%
Total risk-based capital	25.31		21.59		20.00		22.74		21.02

Asset Quality Ratios:
Non-performing loans to total loans	4.35%		4.29%		3.48%		2.82%		1.98%
Non-performing assets to total assets	2.90		2.98		2.34		1.50		1.07
Allowance for loan losses to non-performing loans	26.31		26.01		26.77		27.15		22.32
Allowance for loan losses to total loans	1.15		1.12		0.93		0.77		0.44
Net charge-offs to average total loans	0.25		0.24		0.28		0.31		0.15

Branch and Deposit Data:
Number of deposit accounts	597,809		644,077		685,795		720,456		725,979
Banking offices	135		135		135		135		131
Average deposits per branch (thousands)	$159,055		$173,955		$188,946		$186,468		$187,619

(1)	Determined by subtracting the weighted average cost of average total interest-bearing liabilities from the weighted average yield on average total interest-earning assets.
(2)	Determined by dividing net interest income by average total interest-earning assets.
(3)	See calculation on page 3.
(4)	See calculation on page 3.
(5)	For 2011, non-interest expense excludes $1.90 billion of losses on the extinguishment of debt.
NM	- Not meaningful

Calculation of Efficiency Ratio and Book Value Ratios

(Dollars in thousands, except per share data)

	At or for the Year Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands, except per share data)
Efficiency Ratio:

Net interest income	$612,513	$853,923	$980,934	$1,190,827	$1,243,478
Total non-interest income	39,089	11,461	113,917	162,994	33,584
Less net gains on securities transactions related to debt extinguishments	-	-	(98,278)	-	-

Total operating income (1)	$651,602	$865,384	$996,573	$1,353,821	$1,277,062

Total non-interest expense	$309,837	$356,602	$2,230,160	$266,388	$265,596
Less:
Merger related costs	(692)	(6,127)
Loss on extinguishment of debt	-	-	(1,900,591)	-	-
Valuation allowance related to Lehman Brothers, Inc.	-	-	(3,900)	-	-

Total non-interest operating expense (1)	$309,145	$350,475	$325,669	$266,388	$265,596

Efficiency ratio (2)	47.44%	40.50%	32.68%	19.68%	20.80%

Book Value Calculations:

Shareholders’ equity	$4,742,576	$4,699,808	$4,560,440	$5,510,238	$5,339,152
Goodwill and other intangible assets	(153,218)	(154,235)	(155,217)	(156,714)	(158,336)

Tangible shareholders’ equity (1)	$4,589,358	$4,545,573	$4,405,223	$5,353,524	$5,180,816

Book Value Share Computation:
Issued	741,466,555	741,466,555	741,466,555	741,466,555	741,466,555
Treasury shares	(213,047,385)	(213,255,093)	(213,895,059)	(214,748,245)	(214,972,879)

Shares outstanding	528,419,170	528,211,462	527,571,496	526,718,310	526,493,676
Unallocated ESOP shares	(29,827,724)	(30,789,909)	(31,752,096)	(32,714,280)	(33,676,464)
Unvested RRP shares	-	-	(6,000)	(282,583)	(593,283)
Shares in trust	(426,103)	(391,266)	(269,325)	(164,845)	(108,945)

Book value shares	498,165,343	497,030,287	495,544,075	493,556,602	492,114,984

Book value per share	$9.52	$9.46	$9.20	$11.16	$10.85
Tangible book value per share (1)	9.21	9.15	8.89	10.85	10.53

(1)

These measures are non-GAAP financial measures. We believe these measures, by excluding the transactions involved in our balance sheet restructuring in 2011 and by excluding merger related costs incurred in 2012 and 2013, provide a better measure of our non-interest income and expenses.

(2)	Calculated by dividing total non-interest operating expense by total operating income.

Performance Graph

Pursuant to the regulations of the SEC, the graph below compares the performance of Hudson City Bancorp, Inc. with that of the Standard and Poor’s 500 Stock Index, and for all thrift stocks as reported by SNL Securities L.C. from December 31, 2008 through December 31, 2013. The graph assumes the reinvestment of dividends in all additional shares of the same class of equity securities as those listed below. The index level for all series was set to 100.00 on December 31, 2008.

Hudson City Bancorp, Inc. Total Return Performance

*	Source: SNL Financial LC and Bloomberg Financial Database

There can be no assurance that stock performance will continue in the future with the same or similar trends as those depicted in the graph above.

Information about Our Common Stock and Dividends

Hudson City Bancorp common stock is traded on the Nasdaq Global Select Market under the symbol “HCBK.” As of October 21, 2014, Hudson City Bancorp had 741,466,555 shares of common stock, $0.01 par value issued and 528,764,950 outstanding. The table below shows the reported high and low sales prices of the common stock during the periods indicated. See “Liquidity and Capital Resources.”

	Sales Price		Dividend Information
	High	Low	Amount Per Share	Date of Payment
2012
First quarter	7.62	6.34	0.080	February 28, 2012
Second quarter	7.41	5.75	0.080	May 25, 2012
Third quarter	8.00	5.69	0.080	August 27, 2012
Fourth quarter	8.79	7.79	0.080	November 30, 2012

2013
First quarter	8.79	7.67	0.080	February 28, 2013
Second quarter	9.20	7.89	0.040	May 30, 2013
Third quarter	9.79	8.89	0.040	August 30, 2013
Fourth quarter	9.50	8.85	0.040	November 29, 2013

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT

This Annual Report to Shareholders contains certain “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which may be identified by the use of such words as “may,” “believe,” “expect,” “anticipate,” “consider,” “should,” “plan,” “estimate,” “predict,” “continue,” “probable” and “potential” or the negative of these terms or other comparable terminology. Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, results of operations and business of Hudson City Bancorp, Inc. and Hudson City Bancorp, Inc.’s strategies, plans, objectives, expectations and intentions, and other statements contained in this Annual Report to Shareholders that are not historical facts. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond our control) that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. These factors include, but are not limited to:

•	the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control;

•	there may be increases in competitive pressure among financial institutions or from non-financial institutions;

•	changes in the interest rate environment may reduce interest margins or affect the value of our investments;

•	changes in deposit flows, loan demand or real estate values may adversely affect our business;

•	changes in accounting principles, policies or guidelines may cause our financial condition to be perceived differently;

•

general economic conditions, including unemployment rates, either nationally or locally in some or all of the areas in which we do business, or conditions in the securities markets or the banking industry may be less favorable than we currently anticipate;

•

legislative or regulatory changes including, without limitation, the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Reform Act”), and any actions regarding foreclosures may adversely affect our business;

•	enhanced regulatory scrutiny may adversely affect our business and increase our cost of operation;

•	applicable technological changes may be more difficult or expensive than we anticipate;

•	success or consummation of new business initiatives may be more difficult or expensive than we anticipate;

•	litigation or matters before regulatory agencies, whether currently existing or commencing in the future, may delay the occurrence or non-occurrence of events longer than we anticipate;

•

the risks associated with adverse changes to credit quality, including changes in the level of loan delinquencies and non-performing assets and charge-offs, the length of time our non-performing assets remain in our portfolio and changes in estimates of the adequacy of the allowance for loan losses;

•	difficulties associated with achieving or predicting expected future financial results;

•	our ability to restructure our balance sheet, diversify our funding sources and to access the capital markets;

•

our ability to comply with the terms of the Memoranda of Understanding with the Office of the Comptroller of the Currency (the “OCC”) and the Board of Governors of the Federal Reserve System (the “FRB”);

•	our ability to pay dividends, repurchase our outstanding common stock or execute capital management strategies each of which requires the approval of the OCC and the FRB;

•	the effects of changes in existing U.S. government or U.S. government sponsored mortgage programs;

•	the risk of an economic slowdown that would adversely affect credit quality and loan originations;

•	the potential impact on our operations and customers resulting from natural or man-made disasters;

•

the actual results of the pending merger (the “Merger”) with Wilmington Trust Corporation (“WTC”), a wholly owned subsidiary of M&T Bank Corporation (“M&T”) could vary materially as a result of a number of factors, including the possibility that various closing conditions for the Merger may not be satisfied or waived, and our merger agreement with M&T could be terminated under certain circumstances;

•	the outcome of any judicial decision related to the settlement of existing class action lawsuits related to the Merger;

•	further delays in closing the Merger, including the possibility that the Merger may not be completed prior to the end of the extension period previously agreed to with M&T; and

•	difficulties and delays in the implementation of our Strategic Plan (as defined below) in the event the Merger is further delayed or is not completed.

Our ability to predict results or the actual effects of our plans or strategies is inherently uncertain. As such, forward-looking statements can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. We do not intend to update any of the forward-looking statements after the date of this Annual Report to Shareholders or to conform these statements to actual events.

As used in this Annual Report to Shareholders, unless we specify otherwise, “Hudson City Bancorp,” and “Company,” refer to Hudson City Bancorp, Inc., a Delaware corporation. “Hudson City Savings” and “Bank” refer to Hudson City Savings Bank, a federal stock savings bank and the wholly-owned subsidiary of Hudson City Bancorp and “we,” “us,” “our” and “Hudson City” refer collectively to the Company and the Bank.

Important Additional Information

Hudson City Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2013 has been filed with the Securities and Exchange Commission. Shareholders may obtain, free of charge, an additional copy of this 2013 Annual Report to Shareholders, a copy of the Annual Report on Form 10-K and a copy of each of our Quarterly Reports on Form 10-Q for 2014 by writing to Susan K. Munhall, Hudson City Bancorp, Inc., West 80 Century Road, Paramus, New Jersey 07652 or by calling (201) 967-8290.

A copy of this 2013 Annual Report to Shareholders and the Annual Report on Form 10-K are also available on Hudson City Bancorp’s website at www.hckk.com and on the Securities and Exchange Commission’s website at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary

Financial Condition and Results of Operations

During 2013, we continued to focus on our consumer-oriented business model through the origination of one- to four-family mortgage loans. We have traditionally funded this loan production with customer deposits and borrowings. Despite an increase in market interest rates in 2013, market interest rates remained at historically low levels during 2013 and, as a result, we continued to reduce the size of our balance sheet. Our assets decreased by 4.9% to $38.61 billion at December 31, 2013 from $40.60 billion at December 31, 2012, primarily due to elevated repayments of mortgage-related assets in this low interest rate environment.

Our results of operations depend primarily on net interest income, which, in part, is a direct result of the market interest rate environment. Net interest income is the difference between the interest income we earn on our interest-earning assets, primarily mortgage loans, mortgage-backed securities and investment securities, and the interest we pay on our interest-bearing liabilities, primarily time deposits, interest-bearing transaction accounts and borrowed funds. Net interest income is affected by the shape of the market yield curve, the timing of the placement and repricing of interest-earning assets and interest-bearing liabilities on our balance sheet, the prepayment rate on our mortgage-related assets and the puts of our borrowings. Our results of operations may also be affected significantly by general and local economic and competitive conditions, particularly those with respect to changes in market interest rates, credit quality, government policies and actions of regulatory authorities. Our results are also affected by the market price of our stock, as the expense of our employee stock ownership plan is related to the current price of our common stock.

The FOMC noted that economic activity has been expanding at a moderate pace. The FOMC noted that some indicators of labor market conditions have shown further improvement in recent months, but the unemployment rate, which has declined, remains elevated. Household spending and business fixed investment advanced, while the housing sector has slowed in recent months. The national unemployment rate decreased to 6.7% in December 2013 from 7.8% in December 2012. The FOMC decided to maintain the overnight lending target rate at zero to 0.25% during the fourth quarter of 2013 and stated that exceptionally low levels for the federal funds rate will be appropriate for at least as long as the unemployment rate remains above 6.5%. The FOMC anticipates that it likely will be appropriate to maintain the current federal funds rate well past the time that the unemployment rate declines below 6.5%, especially if projected inflation continues to run below the FOMC’s 2% longer-run goal.

The FOMC decided to reduce the rate of purchases of agency mortgage-backed securities to $30.0 billion per month from $35.0 billion per month and to reduce purchases of longer-term Treasury securities to $35.0 billion per month from $40.0 billion per month. However, the FOMC noted that the additional asset purchases even at a reduced pace will still increase their holdings of longer-term securities. The FOMC also noted that its sizeable and increasing holdings of longer-term securities should maintain downward pressure on longer-term interest rates, support mortgage markets, promote a stronger economy and help to ensure that inflation, over time, is at the rate most consistent with the FOMC’s dual mandate regarding both inflation and unemployment.

Net interest income decreased $241.4 million, or 28.3%, to $612.5 million for 2013 as compared to $853.9 million for 2012. Our net interest rate spread decreased 53 basis points to 1.32% for 2013 as compared to 1.85% for 2012. Our net interest margin decreased 47 basis points to 1.59% for 2013 as compared to 2.06% for 2012.

The decreases in our interest rate spread and net interest margin for 2013 were primarily due to repayments of higher yielding assets due to the low interest rate environment and increases for those same respective periods in the average balance of Federal funds and other overnight deposits. The average yield earned on Federal funds and other overnight deposits was 0.25% in 2013. The increase in the average balance of Federal funds and other overnight deposits was due primarily to the elevated levels of repayments on mortgage-related assets and the lack of attractive reinvestment opportunities due to low market interest rates as available short term reinvestment opportunities continue to carry low yields, and medium and longer term opportunities are creating more significant duration risk at relatively low yields despite the recent increase in rates.

Mortgage-related assets represented 89.8% of our average interest-earning assets during 2013. Market interest rates on mortgage-related assets remained at near-historic lows primarily due to the FRB’s program to purchase mortgage-backed securities to keep mortgage rates low and provide stimulus to the housing markets. Given the current market environment and our concerns about taking on additional interest rate risk, we expect to continue to reduce the size of our balance sheet in the near term.

The provision for loan losses amounted to $36.5 million for 2013 as compared to $95.0 million for 2012. The decrease in our provision for loan losses was due primarily to improving economic conditions, increasing home prices and unemployment rates, a decrease in the size of the loan portfolio, a decrease in net charge-offs and a decrease in the amount of total delinquent loans. However, we cannot assure you that the economy or home prices will continue to improve, that delinquent loans will continue to decrease or that our loss experience will not worsen. Early stage loan delinquencies (defined as loans that are 30 to 89 days delinquent) decreased $159.7 million to $473.4 million at December 31, 2013 from $633.1 million at December 31, 2012. Non-performing loans, defined as non-accrual loans and accruing loans delinquent 90 days or more, amounted to $1.05 billion at December 31, 2013 compared with $1.16 billion at December 31, 2012. The ratio of non-performing loans to total loans was 4.35% at December 31, 2013 compared with 4.29% at December 31, 2012. The increase in this ratio was due primarily to a $2.98 billion decrease in total loans at December 31, 2013 as compared to December 31, 2012. Notwithstanding the decrease in non-performing loans, the foreclosure process and the time to complete a foreclosure, while improving, continues to be prolonged, especially in New York and New Jersey where 68% of our non-performing loans are located at December 31, 2013 as we continue to experience a time frame to repayment or foreclosure of up to 48 months from the initial non-performing period. This protracted foreclosure process delays our ability to resolve non-performing loans through the sale of the underlying collateral and our ability to maximize any recoveries. However, for loans that have been in the foreclosure process for over 48 months, we are beginning to see an increased volume of completed foreclosures.

Total non-interest income was $39.1 million for 2013 as compared to $11.5 million for 2012. Included in non-interest income for 2013 was a $7.2 million gain on the sale of corporate bonds with an amortized cost of $405.7 million and a $21.7 million gain on the sale of $316.2 million of mortgage backed securities. The remainder of non-interest income is primarily made up of service fees and charges on deposit and loan accounts. There were no security sales for the year ended December 31, 2012.

Total non-interest expense amounted to $309.8 million for the year ended December 31, 2013 as compared to $356.6 million for the year ended December 31, 2012. This decrease was due to a $50.2 million decrease in Federal deposit insurance expense and a $2.3 million decrease in other non-interest expense partially offset by a $3.1 million increase in compensation and benefits and a $2.5 million increase in net occupancy costs.

Loans decreased $2.95 billion to $23.94 billion at December 31, 2013 from $26.89 billion at December 31, 2012. Our loan production was $3.59 billion for 2013 offset by $6.38 billion in principal repayments. Loan production declined during 2013 which reflects our low appetite for adding long-term fixed-rate mortgage loans in the current low market interest rate environment. The decrease in net loans was also due to continued elevated levels of refinancing activity caused by low market interest rates.

Total mortgage-backed securities decreased $2.07 billion to $8.95 billion at December 31, 2013 from $11.02 billion at December 31, 2012. The decrease in mortgage-backed securities reflected continued elevated levels of repayments during 2013. Repayments amounted to $3.21 billion for 2013 as compared to $3.69 billion for 2012. Repayments were partially offset by purchases of $1.67 billion of mortgage-backed securities issued by GSEs during 2013. Additionally, there were sales of mortgage-backed securities with an amortized cost of $316.2 million during 2013.

Investment securities decreased $130.7 million to $336.3 million at December 31, 2013. The decrease was due to the sale of corporate bonds with an amortized cost of $405.7 million, partially offset by the purchase of $298.0 million of GSE securities.

Total deposits decreased $2.01 billion, or 8.5%, to $21.47 billion at December 31, 2013 from $23.48 billion at December 31, 2012 due to our maintenance of lower deposit rates to manage deposit reductions during this time of limited investment opportunities.

Borrowings amounted to $12.18 billion at both December 31, 2013 and December 31, 2012. There are no scheduled maturities of borrowings during 2014.

On August 27, 2012, the Company entered into the Merger Agreement with M&T and WTC, pursuant to which the Company will merge with and into WTC, with WTC continuing as the surviving entity. As part of the Merger, the Bank will merge with and into Manufacturers and Traders Trust Company. Subject to the terms and conditions of the Merger Agreement, in the Merger, Hudson City Bancorp shareholders will have the right to receive with respect to each of their shares of common stock of the Company, at their election (but subject to proration and adjustment procedures), 0.08403 of a share of M&T common stock, or cash having a value equal to the product of 0.08403 multiplied by the average closing price of the M&T common stock for the ten days immediately prior to the completion of the Merger. The Merger Agreement also provides that at the closing of the Merger, 40% of the outstanding shares of Hudson City Bancorp common stock will be converted into the right to receive cash and the remainder of the outstanding shares of Hudson City Bancorp common stock will be converted into the right to receive shares of M&T Common Stock.

On April 12, 2013, M&T and the Company announced that additional time would be required to obtain a regulatory determination on the applications necessary to complete the proposed Merger. On April 13, 2013, M&T and the Company entered into Amendment No. 1 to the Merger Agreement. Amendment No. 1, among other things, extended the date after which either party may elect to terminate the Merger Agreement from August 27, 2013 to January 31, 2014. On December 17, 2013, M&T and the Company announced that they entered into Amendment No. 2 to the Merger Agreement. Amendment No. 2 further extends the date after which either party may terminate the Merger Agreement if the Merger has not yet been completed from January 31, 2014 to December 31, 2014, and provides that the Company may terminate the Merger Agreement at any time if it reasonably determines that M&T is unlikely to be able to obtain the requisite regulatory approvals of the Merger to permit the closing to occur on or prior to December 31, 2014. Amendment No. 2 also permits the Company to take certain interim actions, including with respect to our conduct of business, implementation of our Strategic Plan, retention incentives and certain other matters with respect to our personnel, prior to the completion of the Merger. While Amendment No. 2 extends the date after which either party may elect to terminate the Merger Agreement from January 31, 2014 to December 31, 2014, there can be no assurances that the Merger will be completed by that date or that the Company will not exercise its right to terminate the Merger Agreement in accordance with its terms.

Amendment No. 2 allows the Company to pursue its Strategic Plan initiatives during the pendency of the Merger without requiring the Company to obtain prior approval from M&T. The Strategic Plan includes initiatives such as secondary mortgage market operations, commercial real estate lending, the introduction of small business banking products and developing a more robust suite of consumer banking products. Many of the initiatives require significant lead time for full implementation and roll out to our customers. We expect commencement of the roll out of the prioritized initiatives during the second half of 2014. Accordingly, we expect to incur start-up expenses for our prioritized initiatives throughout 2014, while we do not expect to realize revenues from these efforts until the second half of 2014.

As part of our Strategic Plan, we are continuing to explore ways to reduce our interest rate risk while strengthening our balance sheet, which may include a further restructuring of our balance sheet during 2014. The Company previously completed a series of restructuring transactions in 2011 that reduced higher-cost structured borrowings on the Company’s balance sheet. Management is currently considering a variety of different restructuring alternatives, including whether to restructure all or various portions of our borrowed funds and various alternatives for replacement funding. No decision has been made at this time regarding the timing, structure and scope of any restructuring transaction. Decisions regarding any restructuring transaction are dependent upon, among other things, market interest rates, overall economic conditions and the status of the Merger. However, any such transaction will likely not occur before the second half of 2014. Similar to the 2011 restructuring transactions, we expect a restructuring to result in a net loss and reduction of stockholder equity, though we also expect an improvement in net interest margin and future earnings prospects. Any restructuring will focus on the prospects for long-term overall earnings stability and growth. Any restructuring will likely reduce our excess cash position, but will not adversely affect the liquidity we need to operate in a safe and sound manner.

The Bank is currently subject to the Bank MOU. In accordance with the Bank MOU, the Bank has adopted and has implemented enhanced operating policies and procedures that are intended to continue to (a) reduce our level of interest rate risk, (b) reduce our funding concentration, (c) diversify our funding sources, (d) enhance our liquidity position, (e) monitor and manage loan modifications and (f) maintain our capital position in accordance with our existing capital plan. In addition, we developed the Strategic Plan which establishes objectives for the Bank’s overall risk profile, earnings performance, growth and balance sheet mix and to enhance our enterprise risk management program.

The Company is currently subject to the Company MOU. In accordance with the Company MOU, the Company must, among other things support the Bank’s compliance with the Bank MOU. The Company MOU also requires the Company to: (a) obtain approval from the FRB prior to receiving a capital distribution from the Bank or declaring a dividend to shareholders and (b) obtain approval from the FRB prior to repurchasing or redeeming any Company stock or incurring any debt with a maturity of greater than one year. In accordance with the Company MOU, the Company submitted a comprehensive Capital Plan and a comprehensive Earnings Plan to the FRB. These agreements will remain in effect until modified or terminated by the OCC (with respect to the Bank MOU) and the FRB (with respect to the Company MOU).

Comparison of Financial Condition at December 31, 2013 and December 31, 2012

Total assets decreased $1.99 billion, or 4.9%, to $38.61 billion at December 31, 2013 from $40.60 billion at December 31, 2012. The decrease in total assets reflected a $2.95 billion decrease in net loans, a $2.07 billion decrease in mortgage-backed securities and a $315.4 million decrease in other assets, partially offset by a $3.50 billion increase in cash and cash equivalents.

Our net loans decreased $2.95 billion to $23.94 billion at December 31, 2013 as compared to $26.89 billion at December 31, 2012. The decrease in loans primarily reflects reduced levels of loan production (loan purchases and originations) as well as elevated levels of loan repayments during 2013 as a result of continued low market interest rates. Historically our focus has been on loan portfolio growth through the origination of one- to four-family first mortgage loans in New Jersey, New York, Pennsylvania and Connecticut and, to a lesser extent, the purchases of mortgage loans. During 2013, we originated $3.50 billion and purchased $96.9 million of loans, compared to originations of $5.04 billion and purchases of $28.7 million for 2012. The originations and purchases of loans were offset by principal repayments of $6.38 billion in 2013, as compared to $7.13 billion for 2012. The decrease in loan originations during 2013 reflects our low appetite for adding long-term fixed-rate mortgage loans in the current low market interest rate environment. The decrease in net loans was also due to continued elevated levels of refinancing activity caused by low market interest rates.

Our first mortgage loan production during 2013 was substantially all in one- to four-family mortgage loans. Approximately 75% of mortgage loan originations for 2013 were variable-rate loans as compared to approximately 65% for 2012. All of the mortgage loans purchased for the year ended December 31, 2013 were fixed-rate mortgage loans. Fixed-rate mortgage loans accounted for 55.4% of our first mortgage loan portfolio at December 31, 2013 and 61.1% at December 31, 2012.

Our ALL amounted to $276.1 million at December 31, 2013 and $302.3 million at December 31, 2012. Non-performing loans amounted to $1.05 billion or 4.35% of total loans at December 31, 2013 as compared to $1.16 billion or 4.29% of total loans at December 31, 2012.

Total mortgage-backed securities decreased $2.07 billion to $8.95 billion at December 31, 2013 from $11.02 billion at December 31, 2012. The decrease in mortgage-backed securities reflected continued elevated levels of repayments during 2013. Repayments amounted to $3.21 billion for 2013 as compared to $3.69 billion for 2012. Repayments were partially offset by purchases of $1.67 billion of mortgage-backed securities issued by GSEs during 2013. Additionally, there were sales of mortgage-backed securities with an amortized cost of $316.2 million during 2013.

Total investment securities decreased $130.7 million to $336.3 million at December 31, 2013. The decrease was due to the sale of corporate bonds with an amortized cost of $405.7 million, partially offset by the purchase of $298.0 million of investment securities issued by GSEs.

FHLB stock decreased $9.4 million to $347.1 million at December 31, 2013 as compared to $356.5 million at December 31, 2012. The decrease in the balance of FHLB stock was primarily due to mandatory redemptions of stock due to a decrease in the amount of borrowings outstanding with the FHLB.

Total cash and cash equivalents increased $3.50 billion to $4.32 billion at December 30, 2013 as compared to $828.0 million at December 31, 2012. This increase is primarily due to continued elevated levels of repayments on mortgage-related assets and the lack of attractive reinvestment opportunities in the current low interest rate environment as available short term reinvestment opportunities continue to carry low yields, and medium and longer term opportunities are creating more significant duration risk at relatively low yields despite the recent increase in rates. In addition, during 2013 we received additional cash from previously accrued tax refunds of $364.9 million. Other assets decreased $315.4 million to $364.5 million at December 31, 2013 from $679.9 million at December 31, 2012 due primarily to the receipt of the accrued tax refund noted above

Total liabilities decreased $2.04 billion, or 5.7%, to $33.86 billion at December 31, 2013 from $35.90 billion at December 31, 2012 due entirely to a decrease in deposits. The decrease in deposits reflects our decision to maintain lower deposit rates allowing us to manage deposit reductions at a time when we are experiencing excess liquidity from prepayment activity on mortgage-related assets and limited investment opportunities with attractive yields.

Total deposits decreased $2.01 billion, or 8.6%, to $21.47 billion at December 31, 2013 as compared to $23.48 billion at December 31, 2012. The decrease in total deposits reflected a $1.45 billion decrease in our money market accounts, a $547.1 million decrease in our time deposit accounts, and a $91.2 million decrease in our interest-bearing transaction accounts, partially offset by an increase in savings accounts of $61.0 million. The decrease in our money market and time deposit accounts is primarily due to maintaining lower deposit rates to manage deposit reductions while we experience excess liquidity from prepayment activity and limited investment opportunities with attractive yields. We had 135 branches at both December 31, 2013 and 2012.

Borrowings amounted to $12.18 billion at both December 31, 2013 and December 31, 2012.

At December 31, 2013, we had $6.4 billion of borrowed funds with put dates within one year, including $4.0 billion that can be put back to the Company quarterly. If interest rates were to decrease, or remain consistent with current rates, we believe these borrowings would probably not be put back and our average cost of existing borrowings would not decrease even as market interest rates decrease. Conversely, if interest rates increase above the market interest rate for similar borrowings, we believe these borrowings would likely be put back at their next put date and our cost to replace these borrowings would increase. However, we believe, given current market conditions, that the likelihood that a significant portion of these borrowings would be put back will not increase substantially unless interest rates were to increase by at least 250 basis points.

Other liabilities decreased $20.2 million to $217.4 million at December 31, 2013 from $237.6 million at December 31, 2012. The decrease is due to a $32.3 million decrease in accrued expenses. The decrease in accrued expenses is primarily the result of a decrease in accrued FDIC premiums of $6.1 million and a $23.6 million decrease in the postretirement benefit plan liability.

Total shareholders’ equity increased $42.8 million to $4.74 billion at December 31, 2013 as compared to $4.70 billion at December 31, 2012. The increase was primarily due to net income of $185.2 million for the year ended December 31, 2013, partially offset by cash dividends paid to common shareholders of $99.5 million and a $63.7 million change in accumulated other comprehensive income.

Accumulated other comprehensive income amounted to $6.3 million at December 31, 2013 as compared to accumulated other comprehensive income of $70.0 million at December 31, 2012. The resulting $63.7 million change in accumulated other comprehensive income primarily reflects a decrease in the net unrealized gain on securities available for sale at December 31, 2013 as compared to December 31, 2012, due primarily to an increase in market interest rates during 2013 as well as a decrease in the size of our available for sale securities portfolio. The change in the net unrealized gain on securities available for sale was partially offset by a $25.1 million decrease in the after-tax accumulated other comprehensive loss related to the funded status of our employee benefit plans. This decrease was due to an increase in the discount rate which resulted in a lower benefit obligation at December 31, 2013.

As of December 31, 2013, there remained 50,123,550 shares that may be purchased under our existing stock repurchase programs. We did not repurchase any shares of our common stock during 2013 pursuant to our repurchase programs. Pursuant to the Company MOU, any future share repurchases must be approved by the FRB. In addition, pursuant to the terms of the Merger Agreement, we may not repurchase shares of Hudson City Bancorp common stock without the consent of M&T. At December 31, 2013, our capital ratios were in excess of the applicable regulatory requirements to be considered well-capitalized. See “Liquidity and Capital Resources.”

At December 31, 2013, our shareholders’ equity to asset ratio was 12.28% compared with 11.58% at December 31, 2012. The ratio of average shareholders’ equity to average assets was 11.91% for the year ended December 31, 2013 as compared to 10.89% for the year ended December 31, 2012. Our book value per share, using the period-end number of outstanding shares, less purchased but unallocated employee stock ownership plan shares and less purchased but unvested recognition and retention plan shares, was $9.52 at December 31, 2013 and $9.46 at December 31, 2012. Our tangible book value per share, calculated by deducting goodwill and the core deposit intangible from shareholders’ equity, was $9.21 as of December 31, 2013 and $9.15 at December 31, 2012.

Analysis of Net Interest Income

Net interest income represents the difference between the interest income we earn on our interest-earning assets, such as mortgage loans, mortgage-backed securities and investment securities, and the expense we pay on interest-bearing liabilities, such as time deposits and borrowed funds. Net interest income depends on our volume of interest-earning assets and interest-bearing liabilities and the interest rates we earned or paid on them.

Average Balance Sheet.    The following table presents certain information regarding our financial condition and net interest income for 2013, 2012 and 2011. The table presents the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. We derived the yields and costs by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. We derived average balances from daily balances over the periods indicated. Interest income includes fees that we considered adjustments to yields. Yields on tax-exempt obligations were not computed on a tax equivalent basis. Non-accrual loans were included in the computation of average balances and therefore have a zero yield. The yields set forth below include the effect of deferred loan origination fees and costs, and purchase premiums and discounts that are amortized or accreted to interest income.

	For the Year Ended December 31,
	2013			2012			2011
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets:	(Dollars in thousands)
Interest-earning assets:
First mortgage loans, net (1)	$24,923,290	$1,103,840	4.43%	$27,677,039	$1,309,568	4.73%	$29,722,678	$1,492,989	5.02%
Consumer and other loans	228,704	10,088	4.41	270,188	12,887	4.77	309,245	15,740	5.09
Federal funds sold	2,931,355	7,425	0.25	591,092	1,443	0.24	1,668,333	4,392	0.26
Mortgage-backed securities, at amortized cost	9,792,478	216,490	2.21	12,034,383	314,035	2.61	16,304,890	514,560	3.16
Federal Home Loan Bank stock	349,591	14,689	4.20	425,561	23,470	5.52	770,314	38,820	5.04
Investment securities, at amortized cost	415,173	8,649	2.08	429,539	11,636	2.71	3,021,573	101,136	3.35

Total interest-earning assets	38,640,591	1,361,181	3.52	41,427,802	1,673,039	4.04	51,797,033	2,167,637	4.18

Noninterest-earning assets (2)	1,077,827			1,506,828			1,361,057

Total assets	$39,718,418			$42,934,630			$53,158,090

Liabilities and shareholders’ equity:
Interest-bearing liabilities:
Savings accounts	$982,900	1,860	0.19%	$908,903	2,761	0.30%	$866,029	5,071	0.59%
Interest-bearing transaction accounts	2,232,495	7,201	0.32	2,181,326	11,608	0.53	2,015,019	15,698	0.78
Money market accounts	5,895,550	15,027	0.25	7,529,380	35,059	0.47	7,842,413	75,506	0.96
Time deposits	12,796,643	158,303	1.24	13,223,809	189,256	1.43	14,140,688	232,239	1.64

Total interest-bearing deposits	21,907,588	182,391	0.83	23,843,418	238,684	1.00	24,864,149	328,514	1.32
Repurchase agreements	6,950,000	313,351	4.51	6,950,000	314,485	4.52	9,127,800	398,929	4.37
FHLB advances	5,225,000	252,926	4.84	6,623,094	265,947	4.02	13,349,342	459,260	3.44

Total borrowed funds	12,175,000	566,277	4.65	13,573,094	580,432	4.28	22,477,142	858,189	3.82

Total interest-bearing liabilities	34,082,588	748,668	2.20	37,416,512	819,116	2.19	47,341,291	1,186,703	2.51

Noninterest-bearing liabilities:
Noninterest-bearing deposits	644,572			611,656			583,257
Other noninterest-bearing liabilities	259,216			230,491			232,617

Total noninterest-bearing liabilities	903,788			842,147			815,874

Total liabilities	34,986,376			38,258,659			48,157,165
shareholders’ equity	4,732,042			4,675,971			5,000,925

Total liabilities and shareholders’ equity	$39,718,418			$42,934,630			$53,158,090

Net interest income		$612,513			$853,923			$980,934

Net interest rate spread (3)			1.32			1.85			1.67
Net interest-earning assets	$4,558,003			$4,011,290			$4,455,742

Net interest margin (4)			1.59%			2.06%			1.89%
Ratio of interest-earning assets to interest-bearing liabilities			1.13			1.11x			1.09x

(1)	Amount is net of deferred loan costs and allowance for loan losses and includes non-performing loans.
(2)	Includes the average balance of principal receivable related to FHLMC mortgage-backed securities of $97.8 million, $122.3 million and $156.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.
(3)	Determined by subtracting the weighted average cost of average total interest-bearing liabilities from the weighted average yield on average total interest-earning assets.
(4)	Determined by dividing net interest income by average total interest-earning assets.

Rate/Volume Analysis.    The following table presents the extent to which the changes in interest rates and the changes in volume of our interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to:

•	changes attributable to changes in volume (changes in volume multiplied by prior rate);

•	changes attributable to changes in rate (changes in rate multiplied by prior volume); and

•	the net change.

The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	2013 Compared to 2012			2012 Compared to 2011
	Increase (Decrease) Due To			Increase (Decrease) Due To
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)
Interest-earning assets:
First mortgage loans, net	$(125,638)	$(80,090)	$(205,728)	$(99,719)	$(83,702)	$(183,421)
Consumer and other loans	(1,876)	(923)	(2,799)	(1,905)	(948)	(2,853)
Federal funds sold	5,920	62	5,982	(2,635)	(314)	(2,949)
Mortgage-backed securities	(53,517)	(44,028)	(97,545)	(120,469)	(80,056)	(200,525)
Federal Home Loan Bank stock	(3,754)	(5,027)	(8,781)	(18,755)	3,405	(15,350)
Investment securities	(375)	(2,612)	(2,987)	(73,198)	(16,302)	(89,500)

Total	(179,240)	(132,618)	(311,858)	(316,681)	(177,917)	(494,598)

Interest-bearing liabilities:
Savings accounts	200	(1,101)	(901)	248	(2,558)	(2,310)
Interest-bearing transaction accounts	266	(4,673)	(4,407)	1,226	(5,316)	(4,090)
Money market accounts	(6,345)	(13,687)	(20,032)	(2,933)	(37,514)	(40,447)
Time deposits	(6,053)	(24,900)	(30,953)	(14,449)	(28,534)	(42,983)
Repurchase agreements	-	(1,134)	(1,134)	(97,763)	13,319	(84,444)
FHLB advances	(61,862)	48,841	(13,021)	(260,871)	67,558	(193,313)

Total	(73,794)	3,346	(70,448)	(374,542)	6,955	(367,587)

Net change in net interest income	$(105,446)	$(135,964)	$(241,410)	$57,861	$(184,872)	$(127,011)

Comparison of Operating Results for the Years Ended December 31, 2013 and 2012

General.    Net income was $185.2 million for 2013, a decrease of $63.9 million, or 25.6%, compared with a net income of $249.1 million for 2012. Basic and diluted earnings per common share were both $0.37 for 2013 as compared to basic and diluted earnings per share of $0.50 for 2012. For 2013, our return on average shareholders’ equity was 3.91%, compared with 5.35% for 2012. Our return on average assets for 2013 was 0.47% as compared to 0.58% for 2012. The decrease in our return on average assets and equity was due primarily to the decrease in net income in 2013.

Interest and Dividend Income.    Total interest and dividend income for the year ended December 31, 2013 decreased $311.9 million, or 18.6%, to $1.36 billion from $1.67 billion for the year ended December 31, 2012. The decrease in total interest and dividend income was primarily due to a $2.79 billion, or 6.7%, decrease in the average balance of total interest-earning assets to $38.64 billion for the year ended December 31, 2013 from

$41.43 billion for the year ended December 31, 2012. The decrease in total interest and dividend income was also due to a decrease of 52 basis points in the weighted-average yield on total interest-earning assets to 3.52% for 2013 from 4.04% for 2012.

For the year ended December 31, 2013, interest on first mortgage loans decreased $205.7 million, or 15.7%, to $1.10 billion from $1.31 billion for the year ended December 31, 2012. This was primarily due to a $2.76 billion decrease in the average balance of first mortgage loans to $24.92 billion for the year ended December 31, 2013 from $27.68 billion for the year ended December 31, 2012. The decrease in interest income on mortgage loans was also due to a 30 basis point decrease in the weighted-average yield to 4.43% for the year ended December 31, 2013 from 4.73% for the year ended December 31, 2012.

The decrease in the average yield earned on first mortgage loans during the year ended December 31, 2013 was due to the continued refinancing of mortgage loans with higher yields and the rates on mortgage loans originated and purchased during 2013 which have been below the average yield on our portfolio, reflecting the continuation of low market rates. Consequently, the average yield on our loan portfolio continued to decline during 2013. Refinancing activity, which resulted in continued elevated levels of loan repayments, also caused the average balance of our first mortgage loans to decline for those same periods as our loan production decreased reflecting our low appetite for adding long-term fixed-rate mortgage loans in the current low interest rate environment.

Interest on consumer and other loans decreased $2.8 million to $10.1 million for 2013 from $12.9 million for 2012. The average balance of consumer and other loans decreased $41.5 million to $228.7 million for 2013 as compared to $270.2 million for 2012 and the average yield earned decreased 36 basis points to 4.41% as compared to 4.77% for the same respective periods. The average balance of consumer loans decreased as consumer loans is not a business that we actively pursue. The decrease in the weighted-average yield is a result of current market interest rates.

Interest on mortgage-backed securities decreased $97.5 million to $216.5 million for the year ended December 31, 2013 from $314.0 million for the year ended December 31, 2012. This decrease was due primarily to a $2.24 billion decrease in the average balance of mortgage-backed securities to $9.79 billion for 2013 from $12.03 billion for 2012. The decrease in interest income on mortgage-backed securities was also due to a 40 basis point decrease in the weighted-average yield to 2.21% for 2013 from 2.61% for 2012. The decrease in the average yield earned on mortgage-backed securities during 2013 was a result of principal repayments on securities that have higher yields than the existing portfolio as well as the re-pricing of variable rate mortgage-backed securities in this continued low interest rate environment. The decrease in the average balance of mortgage-backed securities during 2013 was due primarily to elevated levels of principal repayments in the current low interest rate environment.

For the year ended December 31, 2013, interest on investment securities decreased $3.0 million to $8.6 million from $11.6 million for the year ended December 31, 2012. This decrease was due to a 63 basis point decrease in the weighted-average yield to 2.08% for 2013 from 2.71% for 2012. The decrease in the average yield earned reflects current market interest rates. This decrease was also due to a $14.3 million decrease in the average balance of investment securities to $415.2 million for 2013 from $429.5 million for 2012. The decrease in the average balance of investment securities was due to the sale of corporate bonds with an amortized cost of $405.7 million partially offset by the purchase of $298.0 million of GSE securities.

Dividends on FHLB stock decreased $8.8 million, or 37.4%, to $14.7 million for the year ended December 31, 2013 from $23.5 million for the year ended December 31, 2012. The decrease was primarily due to a 132 basis point decrease in the average dividend yield earned to 4.20% for 2013 from 5.52% for 2012. In addition, there was a $76.0 million decrease in the average balance of FHLB stock to $349.6 million for 2013 as compared to $425.6 million for 2012. As part of the membership requirements of the FHLB, we are required to hold a certain dollar amount of FHLB common stock based on our mortgage-related assets and borrowings from the FHLB. The decrease in the average balance of FHLB stock was due primarily to mandatory redemptions of stock due to a decrease in the amount of borrowings outstanding with the FHLB.

Interest on Federal funds sold and other overnight deposits amounted to $7.4 million for the year ended December 31, 2013 as compared to $1.4 million for the year ended December 31, 2012. The average balance of Federal funds sold and other overnight deposits amounted to $2.93 billion for 2013 as compared to $591.1 million for 2012. The yield earned on Federal funds and other overnight deposits was 0.25% for 2013 and 0.24% for 2012. The increase in the average balance of Federal funds sold and other overnight deposits for the year ended December 31, 2013 was due primarily to the elevated levels of repayments on mortgage-related assets and the lack of attractive reinvestment opportunities due to low market interest rates as available short term reinvestment opportunities continue to carry low yields, and medium and longer term opportunities are creating more significant duration risk at relatively low yields despite the recent increase in rates.

Interest Expense.    Total interest expense for the year ended December 31, 2013 decreased $70.4 million, or 8.6%, to $748.7 million from $819.1 million for the year ended December 31, 2012. This decrease was primarily due to a $3.34 billion, or 8.9%, decrease in the average balance of total interest-bearing liabilities to $34.08 billion for the year ended December 31, 2013 compared with $37.42 billion for the year ended December 31, 2012. The weighted-average cost of total interest-bearing liabilities was 2.20% for the year ended December 31, 2013 as compared to 2.19% for the year ended December 31, 2012. The decrease in the average balance of total interest-bearing liabilities was due to a $1.93 billion decrease in the average balance of total deposits and a $1.39 billion decrease in the average balance of borrowings.

Interest expense on our time deposit accounts decreased $31.0 million to $158.3 million for 2013 from $189.3 million for 2012. The decrease in interest on time deposit accounts was due to a 19 basis point decrease in the weighted-average cost to 1.24% for 2013 compared with 1.43% for 2012 as maturing time deposits were renewed or replaced by new time deposits at lower rates. This decrease was also due to a $427.2 million decrease in the average balance of time deposit accounts to $12.80 billion for 2013 from $13.22 billion for 2012. The decline in the average balance of our time deposit accounts also reflects our decision to lower deposit rates to continue our balance sheet reduction.

Interest expense on money market accounts decreased $20.1 million to $15.0 million for 2013 as compared to $35.1 million for 2012. This decrease was due to a decrease in the weighted-average cost of 22 basis points to 0.25% for 2013 compared with 0.47% for 2012. This decrease was also due to a decrease in the average balance of money market accounts of $1.63 billion to $5.90 billion for 2013 as compared to $7.53 billion for 2012. Interest expense on our interest-bearing transaction accounts decreased $4.4 million to $7.2 million for 2013 from $11.6 million for 2012. The decrease is due to a 21 basis point decrease in the weighted-average cost to 0.32%, partially offset by a $51.2 million increase in the average balance to $2.23 billion for 2013 as compared to $2.18 billion for 2012.

The decrease in the average cost of deposits for 2013 reflected lower market interest rates and our decision to maintain lower deposit rates to continue our balance sheet reduction.

For the year ended December 31, 2013, interest expense on borrowed funds decreased $14.1 million to $566.3 million from $580.4 million for the year ended December 31, 2012. This decrease was due to a $1.39 billion decrease in the average balance of borrowed funds to $12.18 billion for 2013 from $13.57 billion for 2012. This decrease was partially offset by a 37 basis point increase in the weighted-average cost of borrowed funds to 4.65% for 2013 as compared to 4.28% for 2012. The decrease in the average balance of borrowings was due primarily to the maturity of $3.45 billion of borrowings during 2012, including $3.0 billion of short-term borrowings which were not replaced with new borrowings. These short-term borrowings had considerably lower interest rates than the remaining borrowings and, consequently, as the borrowings matured, the overall weighted average cost of the remaining borrowings increased.

Borrowings amounted to $12.18 billion at December 31, 2013 with an average cost of 4.65%. There are no scheduled maturities for 2014.

At December 31, 2013, we had $6.40 billion of borrowings with put dates within one year. We believe, given current market conditions, that the likelihood that a significant portion of these borrowings would be put back will not increase substantially unless interest rates were to increase by at least 250 basis points. See “Liquidity and Capital Resources.”

Net Interest Income.    Net interest income decreased $241.4 million, or 28.3%, to $612.5 million for 2013 from $853.9 million for 2012. Our interest rate spread decreased 53 basis points to 1.32% for 2013 as compared to 1.85% for 2012. Our net interest margin decreased 47 basis points to 1.59% for 2013 as compared to 2.06% for 2012. The decrease in our interest rate spread and net interest margin for 2013 is primarily due to repayments of higher yielding assets due to the low interest rate environment and an increase in the average balance of Federal funds sold and other overnight deposits which yielded 0.25% during 2013. The compression of our net interest margin and the reduction in the size of our balance sheet may result in a decline in our net interest income in future periods.

Provision for Loan Losses.    The provision for loan losses amounted to $36.5 million for 2013 as compared to $95.0 million for 2012. The ALL amounted to $276.1 million and $302.3 million at December 31, 2013 and 2012, respectively. The decrease in our provision for loan losses was due primarily to improving economic conditions, increasing home prices and unemployment rates, a decrease in the size of the loan portfolio, a decrease in net charge-offs and a decrease in the amount of total delinquent loans. We recorded our provision for loan losses during 2013 based on our ALL methodology that considers a number of quantitative and qualitative factors, including the amount of non-performing loans, the loss experience of our non-performing loans, recent collateral valuations, conditions in the real estate and housing markets, current economic conditions, particularly continued elevated levels of unemployment, and growth or shrinkage in the loan portfolio. See “Critical Accounting Policies – Allowance for Loan Losses.”

Our primary lending emphasis is the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties. Our loan growth is primarily concentrated in one- to four-family mortgage loans with original LTV ratios of less than 80%. The average LTV ratio of our 2013 first mortgage loan originations and our total first mortgage loan portfolio were 58.4% and 58.9%, respectively, using the appraised value at the time of origination. The value of the property used as collateral for our loans is dependent upon local market conditions. As part of our estimation of the ALL, we monitor changes in the values of homes in each market using indices published by various organizations. Based on our analysis of the data for the fourth quarter of 2013, we concluded that home values in our primary lending markets have increased approximately 5% since the fourth quarter of 2012.

Economic conditions in our primary market area continued to improve modestly during 2013 as evidenced by increased levels of home sale activity, higher real estate valuations and a decrease in the unemployment rate which, while improving, remains at elevated levels. We continue to closely monitor the local and national real estate markets and other factors related to risks inherent in our loan portfolio.

Non-performing loans amounted to $1.05 billion at December 31, 2013 as compared to $1.16 billion at December 31, 2012. Non-performing loans at December 31, 2013 included $1.04 billion of one- to four-family first mortgage loans as compared to $1.15 billion at December 31, 2012. The ratio of non-performing loans to total loans was 4.35% at December 31, 2013 compared to 4.29% at December 31, 2012. Loans delinquent 30 to 59 days amounted to $311.9 million at December 31, 2013 as compared to $393.8 million at December 31, 2012. Loans delinquent 60 to 89 days amounted to $161.5 million at December 31, 2013 as compared to $239.3 million at December 31, 2012. Accordingly, total early stage delinquencies (loans 30 to 89 days past due) decreased $159.7 million to $473.4 million at December 31, 2013 from $633.1 million at December 31, 2012. Foreclosed real estate amounted to $70.4 million at December 31, 2013 as compared to $47.3 million at December 31, 2012. As a result of our underwriting policies, our borrowers typically have a significant amount of equity, at the time of origination, in the underlying real estate that we use as collateral for our loans. Due to the steady deterioration of real estate values in recent years, the LTV ratios based on appraisals obtained at time of origination do not necessarily indicate the extent to which we may incur a loss on any given loan that may go into foreclosure.

At December 31, 2013, the ratio of the ALL to non-performing loans was 26.31% as compared to 26.01% at December 31, 2012. The ratio of the ALL to total loans was 1.15% at December 31, 2013 as compared to

1.12% at December 31, 2012. Changes in the ratio of the ALL to non-performing loans is not, absent other factors, an indication of the adequacy of the ALL since there is not necessarily a direct relationship between changes in various asset quality ratios and changes in the ALL, non-performing loans and losses we may incur on our loan portfolio. In the current economic environment, a loan generally becomes non-performing when the borrower experiences financial difficulty. In many cases, the borrower also has a second mortgage or home equity loan on the property. In substantially all of these cases, we do not hold the second mortgage or home equity loan as this is not a business we have actively pursued.

We obtain new collateral values by the time a loan becomes 180 days past due. If the estimated fair value of the collateral (less estimated selling costs) is less than the recorded investment in the loan, we charge-off an amount to reduce the loan to the fair value of the collateral less estimated selling costs. As a result, certain losses inherent in our non-performing loans are being recognized as charge-offs which may result in a lower ratio of the ALL to non-performing loans. Charge-offs, net of recoveries, amounted to $62.8 million for 2013 as compared to $66.4 million for 2012. Write-downs and net gains or losses on the sale of foreclosed real estate amounted to a net gain of $1.7 million for 2013 as compared to a net loss of $1.9 million during 2012. The results of our reappraisal process, our recent charge-off history and our loss experience related to the sale of foreclosed real estate are considered in the determination of the ALL. Our loss experience on the sale of foreclosed real estate was 18% for 2013 as compared to 26% for 2012.

As part of our estimation of the ALL, we monitor changes in the values of homes in each market using indices published by various organizations including the FHFA and Case Shiller. Our AQC uses these indices and a stratification of our loan portfolio by state as part of its quarterly determination of the ALL. We do not apply different loss factors based on geographic locations since, at December 31, 2013, 84.5% of our loan portfolio and 76.3% of our non-performing loans were located in the New York metropolitan area. We generally obtain updated collateral values by the time a loan becomes 180 days past due and annually thereafter, which we believe identifies potential charge-offs more accurately than a house price index that is based on a wide geographic area and includes many different types of houses. However, we use house price indices to identify geographic trends in housing markets to determine if an overall adjustment to the ALL is required based on loans we have in those geographic areas and to determine if changes in the loss factors used in the ALL quantitative analysis are necessary. Our quantitative analysis of the ALL accounts for increases in non-performing loans by applying progressively higher risk factors to loans as they become more delinquent.

Due to the nature of our loan portfolio, our evaluation of the adequacy of our ALL is performed primarily on a “pooled” basis. Each quarter we prepare an analysis which categorizes the entire loan portfolio by certain risk characteristics such as loan type (fixed and variable one- to four-family, interest-only, reduced documentation, multi-family, commercial, construction, etc.), loan source (originated or purchased) and payment status (i.e., current or number of days delinquent). Loans with known potential losses are categorized separately. We assign estimated loss factors to the payment status categories on the basis of our assessment of the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to our loss experience, delinquency trends, portfolio growth and environmental factors such as the status of the regional economy and housing market, in order to ascertain that the loss factors cover probable and estimable losses inherent in the portfolio. We define our loss experience on non-performing loans as the ratio of the excess of the loan balance (including selling costs) over the updated collateral value to the principal balance of loans for which we have updated valuations. We obtain updated collateral values by the time a loan becomes 180 days past due and on an annual basis thereafter for as long as the loan remains non-performing. Based on our analysis, our loss experience on our non-performing one- to four-family first mortgage loans was approximately 13.6% during 2013 as compared to 14.3% during 2012.

In addition to our loss experience, we also use environmental factors and qualitative analyses to determine the adequacy of our ALL. This analysis includes further evaluation of economic factors, such as trends in the unemployment rate, as well as a ratio analysis to evaluate the overall measurement of the ALL, a review of delinquency ratios, net charge-off ratios and the ratio of the ALL to both non-performing loans and total loans. The qualitative review is used to reassess the overall determination of the ALL and to ensure that directional changes in the ALL and the provision for loan losses are supported by relevant internal and external data. Based on our recent loss experience on non-performing loans and the sale of foreclosed real estate as well as our consideration of environmental factors, we changed certain loss factors used in our quantitative analysis of the ALL for our one- to four- family first mortgage loans during 2013. The recent adjustment to our loss factors did not have a material effect on the ultimate level of our ALL or on our provision for loan losses. If our future loss experience requires additional increases in our loss factors, this may result in increased levels of loan loss provisions.

We consider the average LTV ratio of our non-performing loans and our total portfolio in relation to the overall changes in house prices in our lending markets when determining the ALL. This provides us with a “macro” indication of the severity of potential losses that might be expected. Since substantially all our portfolio consists of first mortgage loans on residential properties, the LTV ratio is particularly important to us when a loan becomes non-performing. The weighted average LTV ratio in our one- to four-family mortgage loan portfolio at December 31, 2013 was approximately 58.9%, using appraised values at the time of origination. The average LTV ratio of our non-performing loans was approximately 75.2% at December 31, 2013. Based on the valuation indices, house prices have declined in the New York metropolitan area, where 76.3% of our non-performing loans were located at December 31, 2013, by approximately 21% from the peak of the market in 2006 through October 2013 and by 21% nationwide during that period. During 2013, home prices increased 5% in the New York metropolitan area and increased 14% nationwide. Changes in house values may affect our loss experience which may require that we change the loss factors used in our quantitative analysis of the ALL. There can be no assurance whether significant further declines in house values may occur and result in higher loss experience and increased levels of charge-offs and loan loss provisions.

Net charge-offs amounted to $62.8 million for 2013 as compared to net charge-offs of $66.4 million for 2012. Net charge-offs as a percentage of average loans was 0.25% for 2013 as compared to 0.24% for 2012. Our charge-offs on non-performing loans have historically been low due to the amount of underlying equity in the properties collateralizing our first mortgage loans. Until the recent recessionary cycle, it was our experience that as a non-performing loan approached foreclosure, the borrower sold the underlying property or, if there was a second mortgage or other subordinated lien, the subordinated lien holder would purchase the property to protect their interest thereby resulting in the full payment of principal and interest to Hudson City Savings.

Due to the unprecedented level of foreclosures and the desire by many states to slow the foreclosure process, we continue to experience a time frame to repayment or foreclosure of up to 48 months from the initial non-performing period. These delays have impacted our level of non-performing loans as these loans take longer to migrate to real estate owned and ultimate disposition. In addition, the highly publicized foreclosure issues that have affected the nation’s largest mortgage loan servicers has resulted in greater court and state attorney general scrutiny, and the time to complete a foreclosure continues to be prolonged, especially in New York and New Jersey where 68% of our non-performing loans are located. However, for loans that have been in the foreclosure process for over 48 months, we are beginning to see an increased volume of completed foreclosures. If real estate prices do not continue to improve or begin to decline, this extended time may result in further charge-offs. In addition, current conditions in the housing market have made it more difficult for borrowers to sell homes to satisfy the mortgage and second lien holders and are less likely to repay our loan if the value of the property is not enough to satisfy their loan. We continue to closely monitor the property values underlying our non-performing loans during this timeframe and take appropriate charge-offs when the loan balances exceed the underlying property values.

At December 31, 2013 and December 31, 2012, commercial and construction loans evaluated for impairment in accordance with Financial Accounting Standards Board (“FASB”) guidance amounted to $8.7 million and $13.4 million, respectively. Based on this evaluation, we established an ALL of $527,000 for loans classified as impaired at December 31, 2013 compared to $1.6 million at December 31, 2012. There were no charge-offs related to these loans in 2013 compared to $873,000 of charge-offs in 2012.

Although we believe that we have established and maintained the ALL at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment.

Changes in our loss experience on non-performing loans, the loss factors used in our quantitative analysis of the ALL and continued increases in overall loan delinquencies can have a significant impact on our need for increased levels of loan loss provisions in the future. Although we use the best information available, the level of the ALL remains an estimate that is subject to significant judgment and short-term change. See “Critical Accounting Policies.”

Non-Interest Income.    Total non-interest income was $39.1 million for the year ended December 31, 2013 as compared to $11.5 million for the same period in 2012. Included in non-interest income for 2013 was a $7.2 million gain on the sale of corporate bonds with an amortized cost of $405.7 million and a $21.7 million gain on the sale of $316.2 million of mortgage-backed securities. The remainder of non-interest income for 2013 is primarily made up of service fees and charges on deposit and loan accounts. There were no securities sales for the year ended December 31, 2012.

Non-Interest Expense.    Total non-interest expense amounted to $309.8 million for the year ended December 31, 2013 as compared to $356.6 million for the year ended December 31, 2012. This decrease was due to a $50.2 million decrease in Federal deposit insurance expense and a $2.1 million decrease in other non-interest expense partially offset by a $3.1 million increase in compensation and benefits and a $2.5 million increase in net occupancy costs.

Compensation and employee benefit costs increased $3.1 million, or 2.4%, to $132.7 million for 2013 as compared to $129.6 million for 2012. The increase in compensation costs is primarily due to increases of $2.7 million in stock benefit plan expense and $655,000 in compensation costs. The increase in compensation costs was due to normal salary increases and payments related to employee departures offset by the decline in full-time equivalent employees. At December 31, 2013, we had 1,520 full-time equivalent employees as compared to 1,622 at December 31, 2012.

For the year ended December 31, 2013 Federal deposit insurance expense decreased $50.2 million, or 40.6%, to $73.5 million from $123.7 million for the year ended December 31, 2012. This decrease was due primarily to a reduction in the size of our balance sheet and a decrease in our assessment rate.

Included in other non-interest expense were write-downs on foreclosed real estate and net gains on the sale of foreclosed real estate which amounted to a net gain of $1.7 million for the year ended December 31, 2013 as compared to a net loss of $1.9 million for the comparable period in 2012. We sold 207 properties during 2013 as compared to 191 properties during 2012. Also included in other non-interest expense were holding costs associated with foreclosed real estate which amounted to $14.5 million and $8.3 million for the years ended December 31, 2013 and 2012, respectively.

For the year ended December 31, 2013, our efficiency ratio was 47.44% compared with 40.50% for the year ended December 31, 2012. The calculation of the efficiency ratio is on page 69. Our ratio of non-interest expense to average total assets for the year ended December 31, 2013 was 0.78% compared with 0.83% for the corresponding period in 2012.

Income Taxes.    Income tax expense amounted to $120.0 million for 2013 compared with income tax expense of $164.6 million for 2012. Our effective tax rate for 2013 was 39.33% compared with 39.79% for 2012.

Comparison of Operating Results for the Years Ended December 31, 2012 and 2011

General.    Net income was $249.1 million for 2012, an increase of $985.1 million, or 133.8%, compared with a net loss of $736.0 million for 2011. Basic and diluted earnings per common share were both $0.50 for 2012 as compared to a net loss per share of $(1.49) for 2011. For 2012, our return on average shareholders’ equity was 5.33%, compared with (14.72)% for 2011. Our return on average assets for 2012 was 0.58% as compared to (1.38)% for 2011. The increase in the annualized return on average equity and assets was primarily due to the net loss during 2011 as a result of the Restructuring Transaction and the extinguishment of debt in the fourth quarter of 2011 (together with the Restructuring Transaction, the “Transactions”).

Interest and Dividend Income.    Total interest and dividend income for the year ended December 31, 2012 decreased $494.6 million, or 22.8%, to $1.67 billion from $2.17 billion for the year ended December 31, 2011. The decrease in total interest and dividend income was primarily due to a decrease in the average balance of total interest-earning assets of $10.37 billion, or 20.0%, to $41.43 billion for 2012 from $51.80 billion for 2011. The decrease in total interest and dividend income was also due to a decrease of 14 basis points in the weighted-average yield on total interest-earning assets to 4.04% for 2012 from 4.18% for 2011. The decrease in the average balance of total interest-earning assets was due primarily to the effects of the Transactions and elevated levels of repayments of mortgage-related assets during 2012 due to the low interest rate environment.

For the year ended December 31, 2012, interest on first mortgage loans decreased $183.4 million, or 12.3%, to $1.31 billion from $1.49 billion for the year ended December 31, 2011. This was primarily due to a $2.04 billion decrease in the average balance of first mortgage loans to $27.68 billion for the year ended December 31, 2012 from $29.72 billion for the year ended December 31, 2011. The decrease in interest income on mortgage loans was also due to a 29 basis point decrease in the weighted-average yield to 4.73% for the year ended December 31, 2012 from 5.02% for the year ended December 31, 2011.

The decrease in the average yield earned during the year ended December 31, 2012 was due to lower market interest rates on mortgage products and continued mortgage refinancing activity. Refinancing activity, which resulted in continued elevated levels of loan repayments, also caused the average balance of our first mortgage loans to decline during the year ended December 31, 2012.

Interest on consumer and other loans decreased $2.8 million to $12.9 million for 2012 from $15.7 million for 2011. The average balance of consumer and other loans decreased $39.0 million to $270.2 million for 2012 as compared to $309.2 million for 2011 and the average yield earned decreased 32 basis points to 4.77% as compared to 5.09% for the same respective periods. The average balance of consumer loans decreased as consumer loans is not a business that we actively pursue. The decrease in the weighted-average yield was a result of then current market interest rates.

Interest on mortgage-backed securities decreased $200.6 million to $314.0 million for the year ended December 31, 2012 from $514.6 million for the year ended December 31, 2011. This decrease was due primarily to a $4.27 billion decrease in the average balance of mortgage-backed securities to $12.03 billion for 2012 from $16.30 billion for 2011. The decrease in interest income on mortgage-backed securities was also due to a 55 basis point decrease in the weighted-average yield to 2.61% for 2012 from 3.16% for 2011. The decrease in the average balance of mortgage-backed securities was due primarily to the effects of the Restructuring Transaction. The decrease in the weighted-average yield was a result of principal repayments on securities that have higher yields than then existing portfolio as well as the re-pricing of variable rate mortgage-backed securities in low interest rate environment.

For the year ended December 31, 2012, interest on investment securities decreased $89.5 million to $11.6 million from $101.1 million for the year ended December 31, 2011. This decrease was due primarily to a $2.59 billion decrease in the average balance of investment securities to $429.5 million for 2012 from $3.02 billion for 2011. The decrease in the average balance was due primarily to calls of $3.40 billion of investment securities during 2011. In addition, the average yield of investment securities decreased 64 basis points to 2.71% for 2012 from 3.35% for 2011. The decrease in the average yield earned was a reflection of then current market interest rates.

Dividends on FHLB stock decreased $15.3 million, or 39.4%, to $23.5 million for the year ended December 31, 2012 from $38.8 million for the year ended December 31, 2011. The decrease was primarily due to a $344.7 million decrease in the average balance of FHLB stock to $425.6 million for 2012 from $770.3 million for 2011. The effect of the decrease was partially offset by a 48 basis point increase in the average dividend yield earned to 5.52% for 2012 as compared to 5.04% for 2011. As part of the membership requirements of the FHLB, we are required to hold a certain dollar amount of FHLB common stock based on our mortgage-related assets and borrowings from the FHLB. The decrease in the average balance of FHLB stock was due primarily to mandatory redemptions of stock due to a decrease in the amount of borrowings outstanding with the FHLB.

Interest on Federal funds sold and other overnight deposits amounted to $1.4 million for the year ended December 31, 2012 as compared to $4.4 million for the year ended December 31, 2011. The average balance of Federal funds sold and other overnight deposits amounted to $591.1 million for 2012 as compared to $1.67 billion for 2011. The yield earned on Federal funds sold and other overnight deposits was 0.24% for the year ended December 31, 2012 and 0.26% for the year ended December 31, 2011. The decrease in the average balance of Federal funds sold and other overnight deposits is primarily a result of the timing of the Transactions.

Interest Expense.    Total interest expense for the year ended December 31, 2012 decreased $367.6 million, or 31.0%, to $819.1 million from $1.19 billion for the year ended December 31, 2011. This decrease was primarily due to a $9.92 billion, or 21.0%, decrease in the average balance of total interest-bearing liabilities to $37.42 billion for 2012 from $47.34 billion for 2011. The decrease was also due to a 32 basis point decrease in the weighted-average cost of total interest-bearing liabilities to 2.19% for the year ended December 31, 2012 from 2.51% for the year ended December 31, 2011. The decrease in the average balance of total interest-bearing liabilities was due primarily to an $8.91 billion decrease in the average balance of borrowings and a $1.02 billion decrease in the average balance of total deposits.

Interest expense on our time deposit accounts decreased $42.9 million to $189.3 million for 2012 from $232.2 million for 2011. The decrease in interest on time deposit accounts was due to a 21 basis point decrease in the weighted-average cost to 1.43% for 2012 compared with 1.64% for 2011 as maturing time deposits were renewed or replaced by new time deposits at lower rates. This decrease was also due to a $916.9 million decrease in the average balance of time deposit accounts to $13.22 billion for 2012 from $14.14 billion for 2011. The decline in the average balance of our time deposits reflected our decision to lower deposit rates to continue our balance sheet reduction while profitable investment opportunities remained scarce in the then current environment.

Interest expense on money market accounts decreased $40.4 million to $35.1 million for 2012 as compared to $75.5 million for 2011. This decrease was due to a decrease in the weighted-average cost of 49 basis points to 0.47% for 2012 compared with 0.96% for 2011. This decrease was due to a decrease in the average balance of money market accounts of $313.0 million to $7.53 billion for 2012 as compared to $7.84 billion for 2011. Interest expense on our interest-bearing transaction accounts decreased $4.1 million to $11.6 million for 2012 from $15.7 million for 2011. The decrease is due to a 25 basis point decrease in the weighted-average cost to 0.53%, partially offset by a $166.3 million increase in the average balance to $2.18 billion for 2012 as compared to $2.02 billion for 2011.

The decrease in the average cost of deposits for 2012 reflected lower market interest rates and our decision to maintain lower deposit rates to continue our balance sheet reduction.

At December 31, 2012, time deposits scheduled to mature within one year totaled $7.64 billion with an average cost of 0.89%.

For the year ended December 31, 2012, interest expense on borrowed funds decreased $277.8 million to $580.4 million from $858.2 million for the year ended December 31, 2011. This decrease was due to an $8.91 billion decrease in the average balance of borrowed funds to $13.57 billion for 2012 from $22.48 billion for 2011. This decrease was partially offset by a 46 basis point increase in the weighted-average cost of borrowed funds to 4.28% for 2012 as compared to 3.82% for 2011. The decrease in the average balance of borrowed funds is primarily due to the Transactions. The increase in the weighted-average cost of borrowed funds was due to the maturity of lower cost short-term borrowings that were used to fund a portion of the debt extinguishments in the Restructuring Transaction.

Borrowings amounted to $12.18 billion at December 31, 2012 with an average cost of 4.59%. There were no scheduled maturities for 2013.

At December 31, 2012, we had $4.0 billion of borrowings with put dates within one year.

Net Interest Income.    Net interest income decreased $127.0 million, or 12.9%, to $853.9 million for 2012 compared to $980.9 million for 2011. Our interest rate spread increased 18 basis points to 1.85% for 2012 as compared to 1.67% for 2011. Our net interest margin increased 17 basis points to 2.06% for 2012 as compared to 1.89% for 2011. The increase in our interest rate spread and net interest margin during 2012 is primarily due to Transactions. Notwithstanding the increase in interest rate spread and net interest margin, net interest income decreased reflecting the overall decrease in interest-earning assets and interest-bearing liabilities.

Provision for Loan Losses.    The provision for loan losses amounted to $95.0 million for 2012 as compared to $120.0 million for 2011. The ALL amounted to $302.3 million and $273.8 million at December 31, 2012 and 2011, respectively. The decrease in the provision for loan losses for the year ended December 31, 2012 was due primarily to the overall declining trends in net charge-offs, the stabilization of home prices and a decrease in the size of the loan portfolio. However, our allowance for loan losses increased as non-performing loans continued to increase and unemployment levels remain elevated. We also took into consideration the loss exposure on our loan portfolio as a result of Hurricane Sandy. We estimated that our loss exposure to these loans was less than $6.0 million. We recorded our provision for loan losses during 2012 based on our ALL methodology that considers a number of quantitative and qualitative factors, including the amount of non-performing loans, the loss experience of our non-performing loans, recent collateral valuations, conditions in the real estate and housing markets, current economic conditions, particularly continued elevated levels of unemployment, and growth or shrinkage in the loan portfolio.

Historically, our primary lending emphasis has been the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties. Our loan growth is primarily concentrated in one- to four-family mortgage loans with original LTV ratios of less than 80%. The average LTV ratio of our 2012 first mortgage loan originations and our total first mortgage loan portfolio were 59.8% and 58.1%, respectively using the appraised value at the time of origination. The value of the property used as collateral for our loans is dependent upon local market conditions. As part of our estimation of the ALL, we monitor changes in the values of homes in each market using indices published by various organizations. Based on our analysis of the data for 2012, we concluded that home values in our lending markets declined from 2011 levels, but stabilized during the latter half of 2012.

Economic conditions improved during 2012 but at a slower pace than anticipated. Home sale activity and real estate valuations improved during the second half of 2012 and unemployment, while improving, remained at elevated levels.

Non-performing loans amounted to $1.16 billion at December 31, 2012 as compared to $1.02 billion at December 31, 2011. Non-performing loans at December 31, 2012 included $1.15 billion of one- to four-family first mortgage loans as compared to $1.01 billion at December 31, 2011. The ratio of non-performing loans to total loans was 4.29% at December 31, 2012 compared to 3.48% at December 31, 2011. Loans delinquent 30 to 59 days amounted to $393.8 million at December 31, 2012 as compared to $427.2 million at December 31, 2011. Loans delinquent 60 to 89 days amounted to $239.3 million at December 31, 2012 as compared to $187.4 million at December 31, 2011. Foreclosed real estate amounted to $47.3 million at December 31, 2012 as compared to $40.6 million at December 31, 2011. Accordingly, total early stage delinquencies (loans 30 to 89 days past due) increased $18.5 million to $633.1 million at December 31, 2012 from $614.6 million at December 31, 2011. As a result of our underwriting policies, our borrowers typically have a significant amount of equity, at the time of origination, in the underlying real estate that we use as collateral for our loans. Due to the steady deterioration of real estate values in recent years, the LTV ratios based on appraisals obtained at time of origination do not necessarily indicate the extent to which we may incur a loss on any given loan that may go into foreclosure. However, our lower average LTV ratios at origination have helped to moderate our charge-offs.

At December 31, 2012, the ratio of the ALL to non-performing loans was 26.01% as compared to 26.77% at December 31, 2011. The ratio of the ALL to total loans was 1.12% at December 31, 2012 as compared to 0.93% at December 31, 2011. Changes in the ratio of the ALL to non-performing loans is not, absent other factors, an indication of the adequacy of the ALL since there is not necessarily a direct relationship between changes in various asset quality ratios and changes in the ALL, non-performing loans and losses we may incur on our loan portfolio. In the current economic environment, a loan generally becomes non-performing when the borrower experiences financial difficulty. In many cases, the borrower also has a second mortgage or home equity loan on the property. In substantially all of these cases, we do not hold the second mortgage or home equity loan as this is not a business we have actively pursued.

We obtain new collateral values by the time a loan becomes 180 days past due. If the estimated fair value of the collateral (less estimated selling costs) is less than the recorded investment in the loan, we charge-off an amount to reduce the loan to the fair value of the collateral less estimated selling costs. As a result, certain losses inherent in our non-performing loans are being recognized as charge-offs which may result in a lower ratio of the ALL to non-performing loans. Charge-offs amounted to $87.1 million for 2012 as compared to $97.1 million for 2011. Recoveries of amounts previously charged-off amounted to $20.7 million for 2012 as compared to $14.3 million for 2011. Write-downs and net losses on the sale of foreclosed real estate amounted to $1.9 million for 2012 as compared to $7.5 million for 2011. The results of our reappraisal process and our recent charge-off history are considered in the determination of the ALL.

As part of our estimation of the ALL, we monitor changes in the values of homes in each market using indices published by various organizations including the FHFA and Case Shiller. Our AQC uses these indices and a stratification of our loan portfolio by state as part of its quarterly determination of the ALL. We do not apply different loss factors based on geographic locations since, at December 31, 2012, 82% of our loan portfolio and 77% of our non-performing loans were located in the New York metropolitan area. We obtain updated collateral values by the time a loan becomes 180 days past due and annually thereafter, which we believe identifies potential charge-offs more accurately than a house price index that is based on a wide geographic area and includes many different types of houses. However, we use house price indices to identify geographic trends in housing markets to determine if an overall adjustment to the ALL is required based on loans we have in those geographic areas and to determine if changes in the loss factors used in the ALL quantitative analysis are necessary. Our quantitative analysis of the ALL accounts for increases in non-performing loans by applying progressively higher risk factors to loans as they become more delinquent.

Due to the nature of our loan portfolio, our evaluation of the adequacy of our ALL is performed primarily on a “pooled” basis. Each quarter we prepare an analysis which categorizes the entire loan portfolio by certain risk characteristics such as loan type (fixed and variable one- to four-family, interest-only, reduced documentation, multi-family, commercial, construction, etc.), loan source (originated or purchased) and payment status (i.e., current or number of days delinquent). Loans with known potential losses are categorized separately. We assign estimated loss factors to the payment status categories on the basis of our assessment of the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to our loss experience, delinquency trends, portfolio growth and environmental factors such as the status of the regional economy and housing market, in order to ascertain that the loss factors cover probable and estimable losses inherent in the portfolio. We define our loss experience on non-performing loans as the ratio of the excess of the loan balance (including selling costs) over the updated collateral value to the principal balance of loans for which we have updated valuations. We obtain updated collateral values by the time a loan becomes 180 days past due and on an annual basis thereafter for as long as the loan remains non-performing. Based on our analysis, our estimated loss experience on our non-performing one- to four-family first mortgage loans was approximately 14.3% during 2012 as compared to 13.5% in 2011 and 13.3% in 2010.

In addition to our loss experience, we also use environmental factors and qualitative analyses to determine the adequacy of our ALL. This analysis includes further evaluation of economic factors, such as trends in the unemployment rate, as well as a ratio analysis to evaluate the overall measurement of the ALL, a review of delinquency ratios, net charge-off ratios and the ratio of the ALL to both non-performing loans and total loans. The qualitative review is used to reassess the overall determination of the ALL and to ensure that directional changes in the ALL and the provision for loan losses are supported by relevant internal and external data. Based on our loss experience on non-performing loans, and to a lesser extent, Hurricane Sandy, and our consideration of environmental factors, we increased certain loss factors used in our quantitative analysis of the ALL for our one- to four- family first mortgage loans during 2012. The adjustment to our loss factors in 2012 did not have a material effect on the ultimate level of our ALL or on our provision for loan losses.

We consider the average LTV ratio of our non-performing loans and our total portfolio in relation to the overall changes in house prices in our lending markets when determining the ALL. This provides us with a “macro” indication of the severity of potential losses that might be expected. Since substantially all our portfolio consists of first mortgage loans on residential properties, the LTV ratio is particularly important to us when a loan becomes non-performing. The weighted average LTV ratio in our one- to four-family mortgage loan portfolio at December 31, 2012 was approximately 58.1%, using appraised values at the time of origination. The average LTV ratio of our non-performing loans was approximately 67.5% at December 31, 2012. Based on the valuation indices, house prices declined in the New York metropolitan area, where 77% of our non-performing loans were located at December 31, 2012, by approximately 25% from the peak of the market in 2006 through October 2012 and by 30% nationwide during that period. For the twelve months ended September 30, 2012, home prices declined 2.3% in the New York metropolitan area and increased 3.6% nationwide. Changes in house values may affect our loss experience which may require that we change the loss factors used in our quantitative analysis of the ALL.

Net charge-offs amounted to $66.4 million for 2012 as compared to net charge-offs of $82.8 million for 2011. Net charge-offs as a percentage of average loans was 0.24% for 2012 as compared to 0.28% for 2011. Our charge-offs on non-performing loans have historically been low due to the amount of underlying equity in the properties collateralizing our first mortgage loans. Until the recent recessionary cycle, it was our experience that as a non-performing loan approached foreclosure, the borrower sold the underlying property or, if there was a second mortgage or other subordinated lien, the subordinated lien holder would purchase the property to protect their interest thereby resulting in the full payment of principal and interest to Hudson City Savings. Due to the unprecedented level of foreclosures and the desire by many states to slow the foreclosure process, we continue to experience a time frame to repayment or foreclosure of up to 48 months from the initial non-performing period. These delays have impacted our level of non-performing loans as these loans take longer to migrate to real estate owned and ultimate disposition. In addition, the highly publicized foreclosure issues that have recently affected the nation’s largest mortgage loan servicers has resulted in greater court and state attorney general scrutiny, and the time to complete a foreclosure continues to be prolonged. In addition, current conditions in the housing market have made it more difficult for borrowers to sell homes to satisfy the mortgage and second lien holders and are less likely to repay our loan if the value of the property is not enough to satisfy their loan.

At December 31, 2012 and December 31, 2011, commercial and construction loans evaluated for impairment in accordance with FASB guidance amounted to $13.4 million and $14.6 million, respectively. Based on this evaluation, we established an ALL of $1.6 million for loans classified as impaired at December 31, 2012 compared to $4.4 million at December 31, 2011. Charge-offs related to these loans amounted to $873,000 in 2012 (none in 2011).

Non-Interest Income.    Total non-interest income was $11.5 million for the year ended December 31, 2012 as compared to $113.9 million for the same period in 2011. Included in non-interest income for the year ended December 31, 2011 were net gains on securities transactions of $102.5 million which resulted from the sale of $9.04 billion of securities available-for-sale. Substantially all of the proceeds from the sale of securities were used to repay borrowings as part of the Restructuring Transaction. There were no security sales for the year ended December 31, 2012.

Non-Interest Expense.    Total non-interest expense amounted to $356.6 million for the year ended December 31, 2012 as compared to $2.23 billion for the year ended December 31, 2011. Included in total non-interest expense for the year ended December 31, 2011 was a $1.90 billion loss on the extinguishment of debt related to the Transactions.

Compensation and employee benefit costs increased $16.5 million, or 14.6%, to $129.6 million for 2012 as compared to $113.1 million for 2011. The increase in compensation and employee benefit costs was primarily due to increases of $10.3 million in compensation costs, $3.2 million in health plan expense, and $2.5 million in pension expense. The increase in compensation costs was due primarily to a $5.0 million increase in incentive compensation plan expense during 2012 as compared to 2011 as well as to additional full time equivalent employees and normal salary increases. The increase in health plan expense was due primarily to additional full time equivalent employees. The increase in pension expense was due primarily to the discount rate and other actuarial assumptions used in determining pension expense. At December 31, 2012, we had 1,622 full-time equivalent employees as compared to 1,586 at December 31, 2011.

For the year ended December 31, 2012 Federal deposit insurance increased $2.7 million, or 2.24%, to $123.7 million from $121.0 million for the year ended December 31, 2011. This increase was due primarily to the new deposit assessment methodology adopted by the Federal Deposit Insurance Corporation that became effective on April 1, 2011 and which redefined the assessment base as average consolidated total assets minus average tangible equity. Previously, deposit insurance assessments were based on the amount of deposits.

Included in other non-interest expense for the year ended December 31, 2012 were write-downs and net losses on the sale of foreclosed real estate of $1.9 million as compared to $7.5 million for the comparable period in 2011. We sold 191 properties during the year of 2012 as compared to 156 properties for 2011.

For the year ended December 31, 2012, our efficiency ratio was 40.50% compared with 32.68% for the year ended December 31, 2011. Our ratio of non-interest expense to average total assets for the year ended December 31, 2012 was 0.83% compared with 4.20% for the corresponding period in 2011.

Income Taxes.    Income tax expense amounted to $164.6 million for 2012 compared with income tax benefit $519.3 million for 2011. Our effective tax rate for 2012 was 39.79% compared with 41.37% for 2011. The income tax benefit for 2011 was due to the loss before income taxes of $1.26 billion.

Asset Quality

Credit Quality

Historically, our primary lending emphasis has been the origination and purchase of one- to four-family first mortgage loans on residential properties. Our lending market areas generally consist of those states that are east of the Mississippi River and as far south as South Carolina. Loans located outside of the New York metropolitan area are part of our loan purchase market area. Our loan purchase activity has declined significantly as sellers from whom we have historically purchased loans are either retaining these loans in their portfolios or selling them to the GSEs.

The following table presents the composition of our loan portfolio in dollar amounts and in percentages of the total portfolio at December 31:

	2013		2012
	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
First mortgage loans:
One- to four-family:
Amortizing	$19,518,912	80.95%	$21,633,889	79.85%
Interest-only	3,648,732	15.13	4,485,875	16.56
FHA/VA	704,532	2.92	687,172	2.54
Multi-family and commercial	25,671	0.11	32,259	0.12
Construction	294	-	4,669	0.02

Total first mortgage loans	23,898,141	99.11	26,843,864	99.09

Consumer and other loans
Fixed-rate second mortgages	86,079	0.36	106,239	0.39
Home equity credit lines	108,550	0.45	119,872	0.44
Other	20,059	0.08	20,904	0.08

Total consumer and other loans	214,688	0.89	247,015	0.91

Total loans	24,112,829	100.00%	27,090,879	100.00%

Deferred loan costs	105,480		97,534
Allowance for loan losses	(276,097)		(302,348)

Net loans	$23,942,212		$26,886,065

At December 31, 2013, first mortgage loans secured by one-to four-family properties accounted for 99.0% of total loans. Fixed-rate mortgage loans represent 55.4% of our first mortgage loans. Compared to adjustable-rate loans, fixed-rate loans possess less inherent credit risk since loan payments do not change in response to changes in interest rates. In addition, we do not originate or purchase loans with payment options, negative amortization loans or sub-prime loans. We believe our loans, when made, were amply collateralized and otherwise conformed to our prime lending standards.

Included in our loan portfolio at December 31, 2013 are interest-only one-to four-family residential loans of approximately $3.65 billion, or 15.1%, of total loans as compared to $4.49 billion, or 16.6%, of total loans at December 31, 2012. These loans are originated as adjustable-rate mortgage loans with initial terms of five, seven or ten years with the interest-only portion of the payment based upon the initial loan term, or offered on a 30-year fixed-rate loan, with interest-only payments for the first 10 years of the loan. At the end of the initial 5-, 7- or 10-year interest-only period, the loan payment will adjust to include both principal and interest and will amortize over the remaining term so the loan will be repaid at the end of its original life. These loans are underwritten using the fully-amortizing payment amount. Non-performing interest-only loans amounted to $135.2 million, or 12.9%, of non-performing loans at December 31, 2013 as compared to non-performing interest-only loans of $182.2 million, or 15.7%, of non-performing loans at December 31, 2012.

In addition to our full documentation loan program, prior to January 2014, we originated and purchased loans to certain eligible borrowers as reduced documentation loans. Generally the maximum loan amount for reduced documentation loans was $750,000 and these loans were subject to higher interest rates than our full documentation loan products. We required applicants for reduced documentation loans to complete a Freddie Mac/Fannie Mae loan application and requested income, asset and credit history information from the borrower. Additionally, we verified asset holdings and obtained credit reports from outside vendors on all borrowers to ascertain the credit history of the borrower. Applicants with delinquent credit histories generally did not qualify for the reduced documentation processing, although delinquencies that were adequately explained did not prohibit processing as a reduced documentation loan. We reserved the right to verify income and did require asset verification but we may not have elected to verify or corroborate certain income information where we believed circumstances warrant. Reduced documentation loans represent 21.3% of our one- to four-family first mortgage loans at December 31, 2013. Included in our loan portfolio at December 31, 2013 are $4.27 billion of amortizing reduced documentation loans and $826.5 million of reduced documentation interest-only loans as compared to $4.24 billion and $1.00 billion, respectively, at December 31, 2012. Non-performing loans at December 31, 2013 include $182.9 million of amortizing reduced documentation loans and $48.8 million of interest-only reduced documentation loans as compared to $189.5 million and $74.5 million, respectively, at December 31, 2012. Beginning in January 2014, we only originate loans that meet the requirements of a “qualified mortgage”, except we may continue to originate interest only loans, subject to our compliance with the ability to repay provisions of the rule. As a result, in January 2014 we discontinued our reduced documentation loan program in order to comply with the newly effective CFPB requirements to validate a borrower’s ability to repay and the corresponding safe harbor for qualified mortgages. See “Regulation of Hudson City Savings and Hudson City Bancorp.”

The following table presents the geographic distribution of our total loan portfolio, as well as the geographic distribution of our non-performing loans as of the periods indicated:

	At December 31, 2013		At December 31, 2012
	Total loans	Non-performing Loans	Total loans	Non-performing Loans
New Jersey	42.5%	44.2%	43.0%	47.9%
New York	27.1	24.1	24.7	22.0
Connecticut	14.9	8.0	14.7	7.1

Total New York metropolitan area	84.5	76.3	82.4	77.0

Pennsylvania	4.9	2.4	4.8	1.9
Virginia	1.8	2.3	2.4	2.6
Massachusetts	1.8	1.6	1.5	1.6
Maryland	1.7	4.7	2.0	4.2
Illinois	1.6	4.8	2.0	4.6
All others	3.7	7.9	4.9	8.1

Total outside New York metropolitan area	15.5	23.7	17.6	23.0

	100.0%	100.0%	100.0%	100.0%

Non-Performing Assets

The following table presents information regarding non-performing assets as of the dates indicated:

	At December 31,
	2013	2012	2011	2010	2009
	(Dollars in thousands)
Non-accrual loans:
One-to four family amortizing loans	$770,641	$836,403	$700,429	$614,758	$499,550
One-to four family interest-only loans	135,228	182,239	213,862	179,348	82,236
Multi-family and commercial mortgages	3,189	1,688	2,223	1,117	1,414
Construction loans	294	4,669	4,344	7,560	6,624
Consumer and other loans	7,048	7,975	4,353	4,320	1,916

Total non-accrual loans	916,400	1,032,974	925,211	807,103	591,740
Accruing loans delinquent 90 days or more	132,844	129,553	97,476	64,156	35,955

Total non-performing loans	1,049,244	1,162,527	1,022,687	871,259	627,695
Foreclosed real estate, net	70,436	47,322	40,619	45,693	16,736

Total non-performing assets	$1,119,680	$1,209,849	$1,063,306	$916,952	$644,431

Non-performing loans to total loans	4.35%	4.29%	3.48%	2.82%	1.98%
Non-performing assets to total assets	2.90	2.98	2.34	1.50	1.07

Loans that are past due 90 days or more and still accruing interest are loans that are insured by the FHA.

Non-performing loans exclude loans which have been restructured and are accruing and performing in accordance with the terms of their restructure agreement for at least six months. We discontinue accruing and reverse accrued, but unpaid interest on troubled debt restructurings that are past due 90 days or more or if we believe we will not collect all amounts contractually due. Approximately $22.7 million of troubled debt restructurings that were previously accruing interest became 90 days or more past due during 2013 for which we discontinued accruing and reversed accrued, but unpaid interest.

The following table is a comparison of our delinquent loans as of the dates indicated:

	30-59 Days		60-89 Days		90 Days or More
At December 31, 2013	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
One- to four- family first mortgages:	(Dollars in thousands)
Amortizing	728	$246,435	327	$118,947	2,366	$770,641
Interest-only	51	34,277	29	21,283	235	135,228
FHA/VA first mortgages	153	27,868	73	13,963	559	132,844
Multi-family and commercial mortgages	4	1,384	1	5,983	4	3,189
Construction loans	-	-	-	-	1	294
Consumer and other loans	36	1,931	18	1,337	68	7,048

Total	972	$311,894	448	$161,513	3,233	$1,049,244

Delinquent loans to total loans		1.29%		0.67%		4.35%

At December 31, 2012
One- to four- family first mortgages:
Amortizing	805	$299,454	494	$189,205	2,521	$836,403
Interest-only	83	58,004	43	29,609	307	182,239
FHA/VA first mortgages	154	27,668	74	16,828	525	129,553
Multi-family and commercial mortgages	5	6,474	3	3,190	5	1,688
Construction loans	-	-	-	-	3	4,669
Consumer and other loans	35	2,241	9	447	71	7,975

Total	1,082	$393,841	623	$239,279	3,432	$1,162,527

Potential problem loans consist of early-stage delinquencies and troubled debt restructurings that are not included in non-accrual loans. The following table presents information regarding loans modified in a troubled debt restructuring at the dates indicated:

	At December 31,
	2013	2012
	(In thousands)
Troubled debt restructurings:
Current	$108,413	$64,438
30-59 days	19,931	28,988
60-89 days	17,407	14,346
90 days or more	176,797	107,320

Total troubled debt restructurings	322,548	215,092

The increase in troubled debt restructurings was primarily due to an expansion of loan modification programs offered by the Bank pursuant to a Residential Mortgage Loss Mitigation Policy that became effective during the first quarter of 2012. In addition, based on regulatory guidance, at December 31, 2013 we included in troubled debt restructurings $187.7 million of loans to borrowers whose loans have been discharged in a Chapter 7 bankruptcy as compared to $115.4 million at December 31, 2012.

Loans that were modified in a troubled debt restructuring primarily represent loans that have been in a deferred principal payment plan for an extended period of time, generally in excess of nine months, loans that have had past due amounts capitalized as part of the loan balance, loans that have a confirmed Chapter 13 bankruptcy status, borrowers’ loans that have been discharged in a Chapter 7 bankruptcy and other repayment plans. These loans are individually evaluated for impairment to determine if the carrying value of the loan is in excess of the fair value of the collateral or the present value of each loan’s expected future cash flows.

The following table presents loan portfolio class modified as troubled debt restructurings during the years ended December 31, 2013 and 2012. The pre-restructuring and post-restructuring outstanding recorded investments disclosed in the table below represent the loan carrying amounts immediately prior to the restructuring and the carrying amounts as of the dates indicated:

	December 31, 2013			December 31, 2012
	Number of Contracts	Pre-restructuring Outstanding Recorded Investment	Post-restructuring Outstanding Recorded Investment	Number of Contracts	Pre-restructuring Outstanding Recorded Investment	Post-restructuring Outstanding Recorded Investment
	(In thousands)
Troubled debt restructurings:
One-to-four family first mortgages:
Amortizing	933	$318,908	$281,481	633	$224,798	$197,392
Interest-only	55	35,226	31,564	15	8,593	8,652
Multi-family and commercial mortgages	2	7,029	7,029	2	7,038	7,038
Consumer and other loans	24	2,672	2,474	16	2,011	2,009

Total	1,014	$363,835	$322,548	666	$242,440	$215,091

Foreclosed real estate amounted to $70.4 million at December 31, 2013 as compared to $47.3 million at December 31, 2012. During 2013, we transferred $126.8 million of loans to foreclosed real estate as compared to $87.8 million during 2012. Write-downs on foreclosed real estate and net gains or losses on the sale of foreclosed real estate amounted to a net gain of $1.7 million for the year ended December 31, 2013 as compared to a net loss of $1.9 million for the comparable period in 2012. We sold 207 properties during 2013 as compared to 191 properties during 2012. Holding costs associated with foreclosed real estate amounted to $14.5 million and $8.3 million for the years ended December 31, 2013 and 2012, respectively.

Allowance for Loan Losses

The following table presents the activity in our ALL at or for the dates indicated:

	For the Year Ended December 31,
	2013	2012	2011
	(Dollars in thousands)

Balance at beginning of period	$302,348	$273,791	$236,574

Provision for loan losses	36,500	95,000	120,000
Charge-offs:
First mortgage loans	(87,288)	(86,636)	(96,714)
Consumer and other loans	(566)	(464)	(382)

Total charge-offs	(87,854)	(87,100)	(97,096)
Recoveries	25,103	20,657	14,313

Net charge-offs	(62,751)	(66,443)	(82,783)

Balance at end of period	$276,097	$302,348	$273,791

Allowance for loan losses to total loans	1.15%	1.12%	0.93%
Allowance for loan losses to non-performing loans	26.31	26.01	26.77
Net charge-offs as a percentage of average loans	0.24	0.24	0.28

The following table presents our allocation of the ALL by loan category and the percentage of loans in each category to total loans at the dates indicated:

	At December 31, 2013		At December 31, 2012
	Amount	Percentage of Loans in Category to Total Loans	Amount	Percentage of Loans in Category to Total Loans
	(Dollars in thousands)

First mortgage loans:
One- to four-family	$271,261	99.00%	$295,096	98.95%
Other first mortgages	918	0.11	3,053	0.14

Total first mortgage loans	272,179	99.11	298,149	99.09

Consumer and other loans	3,918	0.89	4,199	0.91

Total allowance for loan losses	$276,097	100.00%	$302,348	100.00%

Liquidity and Capital Resources

The term “liquidity” refers to our ability to generate adequate amounts of cash to fund loan originations, loan and security purchases, deposit withdrawals, repayment of borrowings and operating expenses. Our primary sources of funds are deposits, borrowings, the proceeds from principal and interest payments on loans and mortgage-backed securities, the maturities and calls of investment securities and funds provided by our operations. Deposit flows, calls of investment securities and borrowed funds, and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, national and local economic conditions and competition in the marketplace. These factors reduce the predictability of the receipt of these sources of funds. Our membership in the FHLB provides us access to additional sources of borrowed funds. We also have the ability to access the capital markets, depending on market conditions.

Historically, our primary investing activities have been the origination and purchase of one-to four-family real estate loans and consumer and other loans, the purchase of mortgage-backed securities, and the purchase of investment securities. These activities are funded primarily by borrowings, deposit growth and the proceeds from principal and interest payments on loans, mortgage-backed securities and investment securities. Our loan production (originations and purchases) was $3.59 billion during 2013 as compared to $5.06 billion during 2012. Principal repayments on loans amounted to $6.36 billion for 2013 as compared to $7.13 billion for 2012. Elevated levels of refinancing activity caused by low market interest rates have caused increased levels of repayments to continue during 2013. At December 31, 2013, commitments to originate and purchase mortgage loans amounted to $163.2 million and $140,000, respectively, as compared to $433.1 million and $140,000, respectively, at December 31, 2012.

Purchases of mortgage-backed securities during 2013 were $1.67 billion as compared to $1.47 billion during 2012. Principal repayments on mortgage-backed securities amounted to $3.21 billion for 2013 as compared to $3.69 billion for 2012. Additionally, there were sales of mortgage-backed securities with an amortized cost of $316.2 million during 2013, resulting in a gain of $21.7 million, respectively. There were no sales of mortgage-backed securities during 2012.

Purchases of investment securities amounted to $298.0 million for 2013, as compared to $407.8 million for 2012. There were no calls of investment securities during 2013 as compared to $500.0 million for 2012. Proceeds from sales of corporate bonds during 2013 were $412.9 million. There were no sales of investment securities during 2012.

At December 31, 2013, we had mortgage-backed securities and investment securities with an amortized cost of $8.19 billion that were used as collateral for securities sold under agreements to repurchase and at that date we had $1.04 billion of unencumbered securities.

As part of the membership requirements of the FHLB, we are required to hold a certain dollar amount of FHLB common stock based on our mortgage-related assets and borrowings from the FHLB. During 2013, we had net redemptions of $9.4 million of FHLB common stock. During 2012, we had net redemptions of $154.1 million of FHLB common stock.

Federal funds sold and other overnight deposits increased $3.53 billion to $4.19 billion at December 31, 2013 as compared to $656.9 million at December 31, 2012. The increase in Federal funds and other overnight deposits was due primarily to the elevated levels of repayments on mortgage-related assets and the lack of attractive reinvestment opportunities due to low market interest rates as available short term reinvestment opportunities continue to carry low yields, and medium and longer term opportunities are creating more significant duration risk at relatively low yields despite the recent increase in rates.

Our primary financing activities consist of gathering deposits, engaging in wholesale borrowings, repurchases of our common stock and the payment of dividends.

Total deposits decreased $2.01 billion during 2013 as compared to a decrease of $2.02 billion for 2012. Deposit flows are typically affected by the level of market interest rates, the interest rates and products offered by competitors, the volatility of equity markets, and other factors. Our deposit rates remained at low levels during 2013 to continue our planned balance sheet reduction. At December 31, 2013, time deposits scheduled to mature within one year totaled $7.49 billion with an average cost of 0.84%. These time deposits are scheduled to mature as follows: $2.81 billion with an average cost of 0.69% in the first quarter of 2014, $2.30 billion with an average cost of 0.74% in the second quarter of 2014, $1.39 billion with an average cost of 0.90% in the third quarter of 2014 and $988.6 million with an average cost of 1.39% in the fourth quarter of 2014. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of these time deposits will remain with us as renewed time deposits or as transfers to other deposit products at the prevailing rate.

We have, in the past, primarily used wholesale borrowings to fund our investing activities. Structured putable borrowings amounted to $6.60 billion at December 31, 2013, including $6.40 billion with put dates within one year. These structured putable borrowings consist of $3.28 billion of one-time putable borrowings and $3.32 billion of quarterly putable borrowings. We anticipate that none of these borrowings will be put back assuming current market interest rates remain stable. We believe, given current market conditions, that the likelihood that a significant portion of these borrowings would be put back will not increase substantially unless interest rates were to increase by at least 250 basis points. Our remaining borrowings are fixed-rate, fixed maturity borrowings of $5.58 billion with a weighted-average rate of 4.78%. There are no scheduled maturities within the next twelve months.

As part of our Strategic Plan, we are continuing to explore ways to reduce our interest rate risk while strengthening our balance sheet, which may include a further restructuring of our balance sheet during 2014. The Company previously completed a series of restructuring transactions in 2011 that reduced higher-cost structured borrowings on the Company’s balance sheet. Management is currently considering a variety of different restructuring alternatives, including whether to restructure all or various portions of our borrowed funds and various alternatives for replacement funding. No decision has been made at this time regarding the timing, structure and scope of any restructuring transaction. Decisions regarding any restructuring transaction are dependent upon, among other things, market interest rates, overall economic conditions and the status of the Merger. However, any such transaction will likely not occur before the second half of 2014. Similar to the 2011 restructuring transactions, we expect a restructuring to result in a net loss and reduction of stockholder equity, though we also expect an improvement in net interest margin and future earnings prospects. Any restructuring will focus on the prospects for long-term overall earnings stability and growth. Any restructuring will likely reduce our excess cash position, but will not adversely affect the liquidity we need to operate in a safe and sound manner.

At December 31, 2013 we had a concentration of borrowings with a single counterparty with $6.03 billion of borrowings with the FHLB. We do not believe this concentration creates a material liquidity risk to us.

Our liquidity management process is structured to meet our daily funding needs and cover both expected and unexpected deviations from normal daily operations. The primary tools we use for measuring and managing liquidity risk include cash flow projections, diversified funding sources, stress testing, a cushion of liquid assets, and a formal, well developed contingency funding plan.

Cash dividends paid during 2013 totaled $99.5 million. We did not purchase any of our common shares during the year ended December 31, 2013 pursuant to our repurchase programs. Pursuant to the Company MOU, any future share repurchases must be approved by the FRB. Pursuant to the Merger Agreement, we may not repurchase any shares without the consent of M&T. At December 31, 2013, there remained 50,123,550 shares available for purchase under existing stock repurchase programs.

The primary source of liquidity for Hudson City Bancorp, the holding company of Hudson City Savings, is capital distributions from Hudson City Savings. At December 31, 2013, Hudson City Bancorp had total cash and due from banks of $134.0 million. The primary use of these funds is the payment of dividends to our shareholders and, when appropriate as part of our capital management strategy, the repurchase of our outstanding common stock. Hudson City Bancorp’s ability to continue these activities is dependent upon capital distributions from Hudson City Savings. Applicable federal law, regulations and regulatory actions may limit the amount of capital distributions Hudson City Savings may make. Currently, Hudson City Savings must seek approval from the OCC and the FRB for future capital distributions.

In accordance with the Bank MOU, the Bank has adopted and has implemented enhanced operating policies and procedures that will enable us to continue to: (a) reduce our level of interest rate risk, (b) reduce our funding concentration, (c) diversify our funding sources, (d) enhance our liquidity position, (e) monitor and manage loan modifications and (f) maintain our capital position in accordance with our existing capital plan. In addition, we developed the Strategic Plan which establishes various objectives, including, but not limited to, objectives for the Bank’s overall risk profile, earnings performance, growth and balance sheet mix and to enhance our enterprise risk management program. The Strategic Plan includes initiatives such as secondary mortgage market operations, commercial real estate lending, the introduction of small business banking products and developing a more robust suite of consumer banking products. These initiatives require significant lead time for full implementation and roll out to our customers. We expect commencement of the roll out of the prioritized initiatives during the latter half of 2014.

Prior to the execution of Amendment No. 1, the implementation of the Strategic Plan had been suspended pending the completion of the Merger. When we announced in April of 2013 that additional time would be required to obtain regulatory approval for the Merger, we charted a dual path for the Company. We continued to plan for the completion of the Merger, but we also refreshed the Strategic Plan prioritizing the matters that we could achieve during the pendency of the Merger such as secondary mortgage market operations and commercial real estate lending, and proceeding with planning for the implementation of those prioritized matters Given the further delay in completing the Merger, the Company and M&T have agreed that the Company is permitted to proceed with the implementation of the Strategic Plan.

In accordance with the Company MOU, the Company must, among other things support the Bank’s compliance with the Bank MOU. The Company MOU also requires the Company to: (a) obtain approval from the FRB prior to receiving a capital distribution from the Bank or declaring a dividend to shareholders and (b) obtain approval from the FRB prior to repurchasing or redeeming any Company stock or incurring any debt with a maturity date of greater than one year. In accordance with the Company MOU, the Company submitted a comprehensive Capital Plan and a comprehensive Earnings Plan to the FRB.

These agreements will remain in effect until modified or terminated by the OCC (with respect to the Bank MOU) and the FRB (with respect to the Company MOU).

At December 31, 2013, Hudson City Savings exceeded all regulatory capital requirements and is in compliance with our capital plan. Hudson City Savings’ tangible capital ratio, leverage (core) capital ratio and total risk-based capital ratio were 10.82%, 10.82% and 25.31%, respectively. We have agreed in the Bank MOU not to materially deviate from our capital plan without regulatory approval.

Pursuant to the Reform Act, we will become subject to new minimum capital requirements. In July 2013, the Agencies issued final rules that will subject many savings and loan holding companies, including Hudson City Bancorp, to consolidated capital requirements. The rules also revise the quantity and quality of required minimum risk-based and leverage capital requirements applicable to Hudson City Bancorp and Hudson City Savings, consistent with the Reform Act and the Basel III capital standards, add a new common equity Tier 1 risk-based capital ratio and add an additional common equity Tier 1 capital conservation buffer, or Conservation Buffer, of 2.50% of risk-weighted assets, to be applied to the new common equity Tier 1 risk-based capital ratio, the Tier 1 risk-based capital ratio and the total risk-based capital ratio. The rules impose restrictions on capital distributions and certain discretionary cash bonus payments if the minimum Conservation Buffer is not met. The rules also revise the calculation of risk-weighted assets to enhance their risk sensitivity and phase out trust preferred securities and cumulative perpetual preferred stock as Tier 1 capital. The new minimum regulatory capital ratios and changes to the calculation of risk-weighted assets will be phased in to allow banking organizations to meet the new capital standards, with the initial provisions effective for Hudson City Bancorp and Hudson City Savings on January 1, 2015. We are continuing to review and prepare for the impact that the Reform Act, Basel III capital standards and related rulemaking will have on our business, financial condition and results of operations. For additional information, see Part I, Item 1A, “Risk Factors.”

Off-Balance Sheet Arrangements and Contractual Obligations

Hudson City Bancorp is a party to certain off-balance sheet arrangements, which occur in the normal course of our business, to meet the credit needs of our customers and the growth initiatives of the Bank. These arrangements are primarily commitments to originate and purchase mortgage loans, and to purchase mortgage-backed securities. We are also obligated under a number of non-cancelable operating leases.

The following table summarizes contractual obligations of Hudson City by contractual payment period, as of December 31, 2013:

	Payments Due By Period
Contractual Obligation	Total	Less Than One Year	One Year to Three Years	Three Years to Five Years	More Than Five Years
	(In thousands)
Mortgage loan originations	$163,248	$163,248	$-	$-	$-
Mortgage loan purchases	140	140	-	-	-
Repayment of borrowed funds	12,175,000	-	4,000,000	3,175,000	5,000,000
Operating leases	142,953	10,672	20,962	20,042	91,277

Total	$12,481,341	$174,060	$4,020,962	$3,195,042	$5,091,277

Commitments to extend credit are agreements to lend money to a customer as long as there is no violation of any condition established in the contract. Commitments to fund first mortgage loans generally have fixed expiration dates of approximately 90 days and other termination clauses. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Hudson City Savings evaluates each customer’s credit-worthiness on a case-by-case basis. Additionally, we have available home equity, overdraft and commercial/construction lines of credit, which do not have fixed expiration dates, of approximately $151.9 million, $1.6 million, and $2.3 million. We are not obligated to advance further amounts on credit lines if the customer is delinquent, or otherwise in violation of the agreement. The commitments to purchase first mortgage loans and mortgage-backed securities had a normal period from trade date to settlement date of approximately 60 days.

Recent Accounting Pronouncements

In January 2014, the FASB issued ASU 2014-04, “Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40) Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure,” which applies to all creditors who obtain physical possession of residential real estate property collateralizing a consumer mortgage loan in satisfaction of a receivable. The amendments in this update clarify when an in substance repossession or foreclosure occurs and requires disclosure of both (1) the amount of foreclosed residential real estate property held by a creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in ASU 2014-04 are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2014. Early adoption is permitted and entities can elect to adopt a modified retrospective transition method or a prospective transition method. This guidance is not expected to have a material impact on our financial condition or results of operations.

In July 2013, FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires that an entity present an unrecognized tax benefit or a portion of an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, similar tax loss, or a tax credit carryforward, with the following exception. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in this disclosure do not require new recurring disclosures. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013. We do not expect this ASU will have a material impact on our financial condition, results of operations or financial statement disclosures.

In February 2013, FASB issued ASU No. 2013-2, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires that an entity report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. The amendment does not change the current requirements for reporting net income or other comprehensive income in financial statements. The amendment does require that an entity provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. We have included the required disclosures in Note 12 to the Audited Consolidated Financial Statements.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements of Hudson City Bancorp have been prepared in accordance with U.S. GAAP. U.S. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than do the effects of inflation.

Critical Accounting Policies

We have identified the accounting policies below as critical to understanding our financial results. In addition, Note 2 to the Audited Consolidated Financial Statements contains a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the ALL, the measurement of stock-based compensation expense, the impairment of securities, the impairment of goodwill and the measurement of the funded status and cost of our pension and other post-retirement benefit plans involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are continually reviewed by management, and are periodically reviewed with the Audit Committee and our Board of Directors.

Allowance for Loan Losses

The ALL has been determined in accordance with U.S. generally accepted accounting principles, under which we are required to maintain an adequate ALL at December 31, 2013. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our ALL is adequate to cover specifically identifiable loan losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.

Historically, our primary lending emphasis has been the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties resulting in a loan concentration in residential first mortgage loans at December 31, 2013. As a result of our lending practices, we also have a concentration of loans secured by real property located primarily in New Jersey, New York and Connecticut. At December 31, 2013, approximately 84.5% of our total loans are in the New York metropolitan area. Additionally, the states of Pennsylvania, Virginia, Massachusetts, Illinois and Maryland, accounted for 4.9%, 1.8%, 1.8%, 1.6%, and 1.7%, respectively of total loans. The remaining 3.7% of the loan portfolio is secured by real estate primarily in the remainder of our lending markets. Based on the composition of our loan portfolio, we believe the primary risks inherent in our portfolio are the continued elevated levels of unemployment, rising interest rates in the markets we lend and a decline in real estate market values. In addition, economic conditions, which improved modestly during 2013, were adversely affected by the recent economic recession. Any one or a combination of these adverse trends may adversely affect our loan portfolio resulting in increased delinquencies, non-performing assets, loan losses and future levels of loan loss provisions. We consider these trends in market conditions in determining the ALL.

Due to the nature of our loan portfolio, our evaluation of the adequacy of our ALL is performed primarily on a “pooled” basis. Each quarter we prepare an analysis which categorizes the entire loan portfolio by certain risk characteristics such as loan type (fixed and variable one- to four-family, interest-only, reduced documentation, multi-family, commercial, construction, etc.), loan source (originated or purchased) and payment status (i.e., current or number of days delinquent). Loans with known potential losses are categorized separately. We assign potential loss factors to the payment status categories on the basis of our assessment of the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to charge-off history, delinquency trends, portfolio growth and the status of the regional economy and housing market, in order to ascertain that the loss factors cover probable and estimable losses inherent in the portfolio. Based on our recent loss experience on non-performing loans and our consideration of environmental factors, we changed certain loss factors used in our quantitative analysis of the ALL for one- to four- family first mortgage loans during 2013. This adjustment in our loss factors did not have a material effect on the ultimate level of our ALL or on our provision for loan losses. We use this analysis, as a tool, together with principal balances and delinquency reports, to evaluate the adequacy of the ALL. Other key factors we consider in this process are current real estate market conditions in geographic areas where our loans are located, changes in the trend of non-performing loans, the results of our foreclosed property transactions, the current state of the local and national economy, changes in interest rates and loan portfolio growth. Any one or a combination of these adverse trends may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and higher future levels of provisions.

We maintain the ALL through provisions for loan losses that we charge to income. We charge losses on loans against the ALL when we believe the collection of loan principal is unlikely. We establish the provision for loan losses after considering the results of our review as described above. We apply this process and methodology in a consistent manner and we reassess and modify the estimation methods and assumptions used in response to changing conditions. Such changes, if any, are approved by our AQC each quarter.

Hudson City Savings defines the population of potential impaired loans to be all non-accrual construction, commercial real estate and multi-family loans as well as loans classified as troubled debt restructurings. Impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the fair value of the collateral or the present value of the loan’s expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and consumer loans, are specifically excluded from the impaired loan analysis.

We believe that we have established and maintained the ALL at adequate levels. Additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Although management uses the best information available, the level of the ALL remains an estimate that is subject to significant judgment and short-term change.

Stock-Based Compensation

We recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of such awards in accordance with ASC 718-10. We have made annual grants of performance-based stock options and stock unit awards that vest if certain financial performance measures are met. In accordance with ASC 718-10-30-6, we assess the probability of achieving these financial performance measures and recognize the cost of these performance-based grants if it is probable that the financial performance measures will be met. This probability assessment is subjective in nature and may change over the assessment period for the performance measures. We made grants of stock units in 2012 for which the sizes of the awards depend in part on market conditions based on the performance of our common stock. In accordance with ASC 718-10-30-15, we include the impact of these market conditions when estimating the grant date fair value of the awards. In accordance with ASC 718-10-55-61, we recognize compensation cost for these awards if service conditions are satisfied, even if the market condition is not satisfied.

We estimate the per share fair value of option grants and stock unit awards on the date of grant using the Black-Scholes option pricing model using assumptions for the expected dividend yield, expected stock price volatility, risk-free interest rate and expected option term. These assumptions are based on our analysis of our historical option exercise experience and our judgments regarding future option exercise experience and market conditions. These assumptions are subjective in nature, involve uncertainties and, therefore, cannot be determined with precision. The Black-Scholes option pricing model also contains certain inherent limitations when applied to options that are not traded on public markets.

The per share fair value of options and stock unit awards are highly sensitive to changes in assumptions. In general, the per share fair value of options will move in the same direction as changes in the expected stock price volatility, risk-free interest rate and expected option term, and in the opposite direction of changes in the expected dividend yield. For example, the per share fair value of these awards will generally increase as expected stock price volatility increases, risk-free interest rate increases, expected option term increases and expected dividend yield decreases. The use of different assumptions or different option pricing models could result in materially different per share fair values of options.

Pension and Other Post-retirement Benefit Assumptions

Non-contributory retirement and post-retirement defined benefit plans are maintained for certain employees, including retired employees hired on or before July 31, 2005 who have met other eligibility requirements of the plans. In accordance with ASC 715, Retirement Benefits, we: (a) recognize in the statement of financial condition an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure plan assets and obligations that determine the plan’s funded status as of the end of our fiscal year; and (c) recognize, in comprehensive income, changes in the funded status of our defined benefit post-retirement plan in the year in which the changes occur.

We provide our actuary with certain rate assumptions used in measuring our benefit obligation. We monitor these rates in relation to the current market interest rate environment and update our actuarial analysis accordingly. The most significant of these is the discount rate used to calculate the period-end present value of the benefit obligations, and the expense to be included in the following year’s financial statements. A lower discount rate will result in a higher benefit obligation and expense, while a higher discount rate will result in a lower benefit obligation and expense. The discount rate assumption was determined based on a cash flow/yield curve model specific to our pension and post-retirement plans. We compare this rate to certain market indices, such as long-term treasury bonds, or the Moody’s bond indices, for reasonableness. For our pension plans, a discount rate of 4.75% was selected for the December 31, 2013 measurement date and the 2014 expense calculation.

For our pension plan, we also assumed an annual rate of salary increase of 3.50% for future periods. This rate is corresponding to actual salary increases experienced over prior years. We assumed a return on plan assets of 8.25% for future periods. We actuarially determine the return on plan assets based on actual plan experience over the previous ten years. The actual return on plan assets was 14.7% for 2013 and 11.4% for 2012. There can be no assurances with respect to actual return on plan assets in the future. We continually review and evaluate all actuarial assumptions affecting the pension plan, including assumed return on assets.

For our post-retirement benefit plan, a discount rate of 4.70% was used for the December 31, 2013 measurement date and for the 2014 expense calculation. The assumed health care cost trend rate used to measure the expected cost of other benefits for 2013 was 8.0%. The rate was assumed to decrease gradually to 4.50% for 2021 and remain at that level thereafter. Changes to the assumed health care cost trend rate are expected to have an immaterial impact as we capped our obligations to contribute to the premium cost of coverage to the post-retirement health benefit plan at the 2007 premium level.

Securities Impairment

Our available-for-sale securities portfolio is carried at estimated fair value with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income/loss in shareholders’ equity. Debt securities which we have the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. The fair values for our securities are obtained from an independent nationally recognized pricing service. On a monthly basis, we assess the reasonableness of the fair values obtained by reference to a second independent nationally recognized pricing service.

Substantially all of our securities portfolio is comprised of mortgage-backed securities and debt securities issued by GSEs. The fair value of these securities is primarily impacted by changes in interest rates and prepayment speeds. We generally view changes in fair value caused by changes in interest rates as temporary, which is consistent with our experience.

Accounting guidance requires an entity to assess whether an other-than-temporary impairment exists for debt securities and the amount of the impairment to be recognized in earnings. As part of that assessment, the entity must determine its intent and ability to hold the security. If the entity intends to sell the debt security, an other-than-temporary impairment shall be considered to have occurred. In addition, an other-than-temporary impairment shall be considered to have occurred if it is more likely than not that it will be required to sell the security before recovery of its amortized cost.

We conduct a periodic review and evaluation of the securities portfolio to determine if a decline in the fair value of any security below its cost basis is other-than-temporary. Our evaluation of other-than-temporary impairment considers the duration and severity of the impairment, our intent and ability to hold the securities, whether it is more likely than not that we will be required to sell the security before recovery of the amortized cost and our assessments of the reason for the decline in value and the likelihood of a near-term recovery. The unrealized losses on securities in our portfolio were due primarily to changes in market interest rates subsequent to purchase. As a result, the unrealized losses on our securities were not considered to be other-than-temporary and, accordingly, no impairment loss was recognized during 2013.

Impairment of Goodwill

Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually using a fair-value based two-step approach. Goodwill and other intangible assets amounted to $153.2 million at December 31, 2013 and were recorded as a result of Hudson City Bancorp’s acquisition of Sound Federal Bancorp, Inc. in 2006.

The first step (“Step 1”) used to identify potential impairment involves comparing each reporting unit’s estimated fair value to its carrying amount, including goodwill. As a community-oriented bank, substantially all of the Company’s operations involve the delivery of loan and deposit products to customers and these operations constitute the Company’s only segment for financial reporting purposes. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount exceeds the estimated fair value, there is an indication of potential impairment and the second step (“Step 2”) is performed to measure the amount. Step 2 involves calculating an implied fair value of goodwill for each reporting unit for which impairment was indicated in Step 1. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination by measuring the excess of the estimated fair value of the reporting unit, as determined in Step 1, over the aggregate estimated fair values of the individual assets, liabilities, and identifiable intangibles, as if the reporting unit was being acquired at the impairment test date. Subsequent reversal of goodwill impairment losses is not permitted.

We performed our annual goodwill impairment analysis as of June 30, 2013. The Company announced the Merger in the third quarter of 2012. Based on the average actual closing price of our common stock and the average implied price, based on the terms of the Merger Agreement, for the period from the Merger announcement date, August 24, 2012, through June 30, 2013, the fair value of the Company would be between $4.23 billion and $4.35 billion. Since these amounts were less than the reported amount of shareholders’ equity, we performed Step 2 of the goodwill impairment test.

For Step 2 of the goodwill impairment test, we compared the fair value of the Company based on the merger price with the fair value of the assets and liabilities of the Company to calculate an implied goodwill. Based on our Step 2 analysis, the implied goodwill of the Company exceeded the carrying value of goodwill.

We also perform interim impairment reviews if certain triggering events occur which may indicate that the fair value of goodwill is less than the carrying value. There was no event or circumstance that occurred since our annual impairment test that would indicate that the implied fair value of goodwill is less than its carrying value as of December 31, 2013.

Based on the results of the goodwill impairment analysis we performed during 2013, we concluded that goodwill was not impaired. Therefore, we did not recognize any impairment of goodwill or other intangible assets during 2013. The estimated fair value of the Company is based on, among other things, the market price of our common stock as calculated based on the terms of the Merger. In addition, the fair values of the Company’s assets and liabilities are determined using estimates and assumptions and are highly sensitive to market interest rates. As a result of the current volatility in market and economic conditions, these estimates and assumptions are subject to change in the near-term and may result in the impairment in future periods of some or all of the goodwill on our balance sheet.

Management of Market Risk

General

As a financial institution, our primary component of market risk is interest rate volatility. Our net income is primarily based on net interest income, and fluctuations in interest rates will ultimately impact the level of both income and expense recorded on a large portion of our assets and liabilities. Fluctuations in interest rates will also affect the market value of our interest-earning assets and interest-bearing liabilities, other than those that possess a short term to maturity. Due to the nature of our operations, we are not subject to foreign currency exchange or commodity price risk. We do not own any trading assets. We did not engage in any hedging transactions that use derivative instruments (such as interest rate swaps and caps) during 2013 and did not have any such hedging transactions in place at December 31, 2013. Our loan and mortgage-backed securities portfolios, which comprise 85% of our balance sheet, are subject to risks associated with the economy in the New York metropolitan area, the general economy of the United States and the recent pressure on housing prices. Our mortgage-related assets are also subject to pre-payment risk due to mortgage refinancing and/or housing turnover. We continually analyze our asset quality and believe our allowance for loan losses is adequate to cover known or potential losses.

Management of Interest Rate Risk

The primary objectives of our interest rate risk management strategy are to:

•	evaluate the interest rate risk inherent in our balance sheet;

•	determine the appropriate level of interest rate risk given our business plan, the current economic environment and our capital and liquidity requirements; and

•	manage interest rate risk in a manner consistent with the approved guidelines and policies set by our Board of Directors.

We seek to manage our asset/liability mix to help minimize the impact that interest rate fluctuations may have on our earnings and capital. To achieve the objectives of managing interest rate risk, our Asset/Liability Committee meets regularly to discuss and monitor the market interest rate environment compared to interest rates that are offered on our products. This committee consists of the Chief Executive Officer, the President and Chief Operating Officer, the Chief Financial Officer, the Chief Risk Officer and other senior officers of the Company. The Asset/Liability Committee presents reports to the Enterprise Risk Management Committee at its regular meetings.

Historically, our lending activities have emphasized one- to four-family fixed-rate first mortgage loans, while purchasing variable-rate or hybrid mortgage-backed securities to diversify our predominantly fixed-rate loan portfolio. The current prevailing interest rate environment and the desires of our customers have resulted in a demand for longer-term hybrid and fixed-rate mortgage loans. These fixed-rate interest earning assets may have an adverse impact on our earnings in a rising rate environment as the interest rate on these interest-earning assets would not reprice to current market interest rates as fast as the interest rates on our interest-bearing deposits.

In the past several years, we have attempted to originate and purchase a larger percentage of variable-rate mortgage-related assets in order to better manage our interest rate risk. Variable-rate mortgage-related assets include those loans or securities with a contractual annual rate adjustment after an initial fixed-rate period of one to ten years. These variable-rate instruments are more rate-sensitive, given the potential interest rate adjustment, than the long-term fixed-rate loans that we have traditionally held in our portfolio. Growth in variable-rate mortgage-related assets would help reduce our exposure to interest rate fluctuations and is expected to benefit our long-term profitability, as the rate earned on the mortgage loan will increase as prevailing market rates increase. However, this strategy to originate a higher percentage of variable-rate instruments may have an initial adverse impact on our net interest income and net interest margin in the short-term, as variable-rate interest-earning assets generally have initial interest rates lower than alternative fixed-rate investments.

Variable-rate/hybrid products constituted approximately 75% of originated- and purchased- loans and 51% of mortgage-backed securities purchases made during 2013. In the aggregate, 56% of our mortgage-related assets were variable-rate or hybrid instruments. Our percentage of fixed-rate mortgage-related assets to total mortgage-related assets was 44% as of December 31, 2013 compared with 47% as of December 31, 2012. The decrease in this ratio was primarily due to increased variable-rate loan origination and principal pay-down on purchased and originated fixed rate loans. However, included in the variable-rate/hybrid total are mortgage-related assets whose contractual next rate change date is over five years. If these instruments were classified as fixed-rate, the percentage of fixed-rate mortgage-related assets to total mortgage-related assets would be 61% as of December 31, 2013. Overall, our percentage of fixed-rate interest-earning assets to total interest-earning assets was 39% at December 31, 2013 compared with 44% as of December 31, 2012.

Our primary sources of funds have traditionally been deposits, consisting primarily of time deposits and interest-bearing demand accounts, and borrowings. Our deposits have substantially shorter terms to maturity than our mortgage loan portfolio and borrowed funds. The Bank currently has $8.41 billion of interest-bearing non-maturity deposits, and $7.49 billion of time deposits scheduled to mature within the next 12 months. Borrowings, advances from the FHLB and term repurchase agreements with major broker/dealers, are an additional principal source of funding. As of December 31, 2013, these borrowings totaled $12.18 billion, $6.60 billion of which are putable. Since market interest rates have remained very low for an extended period of time, we have not had any lenders put borrowings back to us. As a result, many of our quarterly putable borrowings have become putable within three months. Of the $3.33 billion quarterly putable borrowings, $3.13 billion with a weighted average rate of 4.43% could be put back to the Bank during the next three-month period. We believe, given current market conditions, that the likelihood that a significant portion of these borrowings would be put back to us will not increase substantially unless interest rates were to increase by at least 250 basis points.

There were $3.28 billion of one-time putable borrowings, with a weighted average rate of 4.45%, placed on the balance sheet as a result of modifying previously existing quarterly putable borrowings into one-time putable borrowings. Of these, $875.0 million could be put back to us during the first quarter of 2014. We believe, given current market conditions, that the likelihood that a significant portion of these borrowings would be put back to us will not increase substantially unless interest rates were to increase by at least 250 basis points.

There are $5.58 billion of fixed-rate/fixed-maturity borrowings with a weighted average rate of 4.78%. None of these borrowings are scheduled to mature before 2015.

The difference between rates on the yield curve impacts our net interest income. As a result of our investment and financing decisions, the steeper the slope of the yield curve, the more favorable the environment is for our ability to generate net interest income. Our interest-bearing liabilities generally reflect movements in short- and intermediate-term rates, while our interest-earning assets, a majority of which have initial terms to maturity or repricing greater than five years, generally reflect movements in intermediate- and long-term interest rates. A positive slope of the yield curve allows us to invest in interest-earning assets at a wider spread to the cost of interest-bearing liabilities. During 2013, a more stable economic environment and market reservations regarding the continued pace of the Federal Reserve quantitative easing program has resulted in a modestly steeper yield curve.

The FOMC noted that economic activity has been expanding at a moderate pace. The FOMC noted that some indicators of labor market conditions have shown further improvement in recent months, but the unemployment rate, which has declined, remains elevated. Household spending and business fixed investment advanced, while the housing sector has slowed in recent months. The national unemployment rate decreased to 6.7% in December 2013 from 7.8% in December 2012. The FOMC decided to maintain the overnight lending target rate at zero to 0.25% during the fourth quarter of 2013 and stated that exceptionally low levels for the federal funds rate will be appropriate for at least as long as the unemployment rate remains above 6.5%. The FOMC anticipates that it likely will be appropriate to maintain the current federal funds rate well past the time that the unemployment rate declines below 6.5%, especially if projected inflation continues to run below the FOMC’s 2% longer-run goal.

The FOMC decided to reduce the rate of purchases of agency mortgage-backed securities to $30.0 billion per month from $35.0 billion per month and to reduce purchases of longer-term Treasury securities to $35.0 billion per month from $40.0 billion per month. However, the FOMC noted that the additional asset purchases even at a reduced pace will still increase their holdings of longer-term securities. The FOMC also noted that its sizeable and increasing holdings of longer-term securities should maintain downward pressure on longer-term interest rates, support mortgage markets, promote a stronger economy and help to ensure that inflation, over time, is at the rate most consistent with the FOMC’s dual mandate regarding both inflation and unemployment.

With short-term market interest rates remaining at low levels and longer term rates increasing modestly during 2013, the current interest rate environment has allowed us to continue to re-price lower our short-term time and non-maturity deposits, thereby reducing our cost of funds, and has also allowed us to price longer-term time deposits (2-5 year maturities) at lower rates and maintain the weighted-average remaining maturity on this portfolio. Despite the increase in longer term rates since May 2013, the yields on our primary investments of mortgage loans and mortgage-backed securities continued to decline during 2013.

Also impacting our net interest income and net interest rate spread is the level of prepayment activity on our interest-sensitive assets. The actual amount of time before mortgage loans and mortgage-backed securities are repaid can be significantly impacted by changes in market interest rates and mortgage prepayment rates. Mortgage prepayment rates will vary due to a number of factors, including the regional economy in the area where the underlying mortgages were originated, availability of credit, seasonal factors, and demographic variables. However, the principal factors affecting prepayment rates are prevailing interest rates, related mortgage refinancing opportunities, and competition. Generally, the level of prepayment activity directly affects the yield earned on those assets, as the payments received on the interest-earning assets will be reinvested at the prevailing lower market interest rate. Prepayment rates are generally inversely related to the prevailing market interest rate, thus, as market interest rates increase, prepayment rates tend to decrease. Prepayment rates on our mortgage-related assets have remained at elevated levels during 2013. While the rate of prepayment has generally remained elevated, mortgage-related assets have diminished as re-investment opportunities during 2013 have been limited.

With respect to our liabilities, our borrowings have traditionally consisted of structured putable borrowings with ten year final maturities and initial non-put periods of one to five years. The likelihood of a borrowing being put back is directly related to the current market interest rates, meaning the higher interest rates move, the more likely the borrowing would be put back. The level of put activity generally affects the cost of our borrowed funds, as the put of a borrowing would generally necessitate the re-borrowing of the funds or deposit growth at the higher current market interest rates. During 2013 we experienced no put activity on our borrowed funds due to the continued low levels of market interest rates. We do not believe a significant amount of these borrowings will be put back to us unless rates increase by at least 250 basis points.

We intend to continue focusing on funding any potential future asset growth primarily with customer deposits. For our interest rate risk modeling, time deposits are presented at their maturity date, while non-maturity deposits are presented based on a decay rate calculated from our experience. We may use borrowed funds as a supplemental funding source for short-term liquidity if deposit growth decreases. These borrowings would be a combination of short-term borrowings with maturities of three to nine months and longer-term fixed-maturity borrowings with terms of two to five years.

Interest Rate Risk Modeling

Simulation Model.    We use our internal simulation models as our primary means to calculate and monitor the interest rate risk inherent in our portfolio. These models report changes to net interest income and the net present value of equity in different interest rate environments, assuming either an incremental or instantaneous and permanent parallel interest rate shock, as applicable, to all interest rate-sensitive assets and liabilities. We assume maturing or called instruments are reinvested into similar products, with the rate earned or paid reset to our currently offered rate for loans and deposits, or the current market rate for securities and borrowed funds. We have not reported the minus 200 or minus 250 basis point interest rate shock scenarios in either of our simulation model analyses, as we believe, given the current interest rate environment and historical interest rate levels, the resulting information would not be meaningful.

Net Interest Income.    As a primary means of managing interest rate risk, we monitor the impact of interest rate changes on our net interest income over the next twelve-month period. This model does not purport to provide estimates of net interest income over the next twelve-month period, but attempts to assess the impact of interest rate changes on our net interest income. The following table reports the changes to our net interest income over the next 12 months ending December 2014 assuming both incremental and instantaneous changes in interest rates for the given rate shock scenarios. The incremental interest rate changes occur over a 12 month period.

Change in Interest Rates	Percent Change in Net Interest Income
	Instantaneous Change	Incremental Change
(Basis points)
300	(4.44)%	8.11%
200	2.79	5.66
100	2.41	2.87
50	1.45	1.43
(50)	(1.86)	(0.95)
(100)	(5.80)	(2.44)

Of note in the positive shock scenarios:

•    Net interest income improves in all increased interest rate scenarios presented with the exception of an instantaneous 300 basis point increase in interest rates due primarily to the elevated levels of liquidity on the balance sheet at December 31, 2013. The significant difference in the percentage change to net interest income reflected in the positive shock scenarios set forth above as compared to those set forth in our Form 10-K for the year ended December 31, 2012, reflects the increase of federal funds sold and other overnight deposits which amounted to $4.19 billion at December 31, 2013 as compared to $656.9 million at December 31, 2012. These funds reprice immediately with changes in interest rates.

•    For instantaneous rate changes, net interest income improves for a modest increase in interest rates, up to 200 basis points, as the interest expense of deposits lags market rates. Net interest income deteriorates in larger market moves, i.e. greater than 200 basis points, as the repricing of interest-earning assets is more than offset by increased deposit expense.

•    For incrementally rising interest rates, net interest income improves as increases in interest income outstrip the increase in interest expense as deposits re-price.

Of note in the negative shock scenarios:

•    In declining interest rate environments, net interest income suffers in both the incremental and instantaneous scenarios. This results from both an acceleration of prepayments on the mortgage-related assets and the effects of interest rates on deposits lagging market rates.

Net Present Value of Equity.    We also monitor our interest rate risk by monitoring changes in the net present value of equity in the different rate environments. The net present value of equity is the difference between the estimated fair value of interest rate-sensitive assets and liabilities. The changes in the fair value of assets and liabilities due to changes in interest rates reflect the interest sensitivity of those assets and liabilities. Their values are derived from the characteristics of the asset or liability (i.e., fixed-rate, adjustable-rate, caps, and floors) relative to the current interest rate environment. For example, in a rising interest rate environment, the fair value of a fixed-rate asset will decline, whereas the fair value of an adjustable-rate asset, depending on its repricing characteristics, may not decline. Increases in the fair value of assets will increase the present value of equity whereas decreases in the market value of assets will decrease the present value of equity. Conversely, increases in the fair value of liabilities will decrease the present value of equity whereas decreases in the fair value of liabilities will increase the present value of equity.

The following table presents the estimated net present value of equity over a range of parallel interest rate change scenarios, as applicable, at December 31, 2013. The present value ratio shown in the table is the net present value of equity as a percent of the present value of total assets in each of the different rate environments. Our current policy sets a minimum ratio of the net present value of equity to the fair value of assets in the current interest rate environment (no rate shock) of 7.0% and a minimum present value ratio of 5.50% in the plus 250 basis point interest rate shock scenario.

Change in Interest Rates	Present Value Ratio	Basis Point Change
(Basis points)
300	6.65%	(424)
200	8.74	(215)
100	10.17	(72)
50	10.62	(27)
0	10.89	-
(50)	10.93	4
(100)	10.69	(20)

Of note in the positive shock scenarios:

•    The net present value ratio decreases as interest rates increase. This is due to the fact that our assets are more sensitive to increases in interest rates than our liabilities. These sensitivity measures are referred to as duration; the duration of assets is greater than the duration of liabilities in the increasing rate scenarios. As such, the net present value of assets falls more than the net present value of liabilities in a rising interest rate environment.

Of note in the negative shock scenarios:

•    Prepayments on our mortgage loans accelerate and the duration of assets decreased to such an extent that the duration of liabilities exceeds the duration of assets in the minus 100 basis point scenario. As a result, the net present value ratio decreases in this scenario.

The methods we use in simulation modeling are inherently imprecise. This type of modeling requires that we make assumptions that may not reflect the manner in which actual yields and costs respond to changes in market interest rates. For example, we assume the composition of the interest rate-sensitive assets and liabilities will remain constant over the period being measured and that all interest rate shocks will be uniformly reflected across the yield curve, regardless of the duration to maturity or repricing. The analyses assume that we will take no action in response to the changes in interest rates. In addition, prepayment estimates and other assumptions within the model are subjective in nature, involve uncertainties, and, therefore, cannot be determined with precision. Accordingly, although the previous two tables may provide an estimate of our interest rate risk at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in interest rates on our net interest income or present value of equity.

Gap Analysis.    The matching of the re-pricing characteristics of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate-sensitive” and by monitoring a financial institution’s interest rate sensitivity “gap.” An asset or liability is said to be “interest rate-sensitive” within a specific time period if it will mature or re-price within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or re-pricing within a specific time period and the amount of interest-bearing liabilities maturing or re-pricing within that same time period.

A gap is considered negative when the amount of interest-bearing liabilities maturing or repricing within a specific time period exceeds the amount of interest-earning assets maturing or repricing within that same period. A gap is considered positive when the amount of interest-earning assets maturing or repricing within a specific time period exceeds the amount of interest-bearing liabilities maturing or repricing within that same time period. During a period of rising interest rates, a financial institution with a negative gap position would be expected, absent the effects of other factors, to experience a greater increase in the costs of its interest-bearing liabilities relative to the yields of its interest-earning assets and thus a decrease in the institution’s net interest income. An institution with a positive gap position would be expected, absent the effect of other factors, to experience the opposite result. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to reduce net interest income.

The following table presents the amounts of our interest-earning assets and interest-bearing liabilities outstanding at December 31, 2013, which we anticipate to reprice or mature in each of the future time periods shown. Except for prepayment or call activity and non-maturity deposit decay rates, we determined the amounts of assets and liabilities that reprice or mature during a particular period in accordance with the earlier of the term to rate reset or the contractual maturity of the asset or liability. Assumptions used for decay rates are based on the Bank’s experience with the particular deposit type. Prepayment speeds on our mortgage-related assets are based on recent experience. Callable investment securities and borrowed funds are reported at the anticipated call or put date, for those that are callable or putable within one year, or at their contractual maturity date or next interest rate step-up date, as applicable. We reported $329.2 million of investment securities at their anticipated call date. We have reported no borrowings at their anticipated put date due to the low interest rate environment. We have excluded non-accrual mortgage loans of $909.4 million and non-accrual other loans of $7.0 million from the table.

	At December 31, 2013
				More than	More than
		More than	More than	two years	three years
	Six months	six months	one year to	to three	to five	More than
	or less	to one year	two years	years	years	five years	Total
	(Dollars in thousands)
Interest-earning assets:
First mortgage loans	$2,291,757	$2,074,994	$2,783,543	$2,516,894	$4,132,864	$9,188,773	$22,988,825
Consumer and other loans	90,681	2,294	16,283	16,061	6,402	75,882	207,603
Federal funds sold	4,190,809	-	-	-	-	-	4,190,809
Mortgage-backed securities	2,472,748	518,614	1,869,644	1,127,904	1,521,985	1,441,124	8,952,019
FHLB stock	347,102	-	-	-	-	-	347,102
Investment securities	7,089	-	-	-	290,194	39,011	336,294

Total interest-earning assets	9,400,186	2,595,902	4,669,470	3,660,859	5,951,445	10,744,790	37,022,652

Interest-bearing liabilities:
Savings accounts	60,554	60,554	106,979	93,859	155,423	531,868	1,009,237
Interest-bearing demand accounts	211,324	211,324	308,998	254,677	383,516	839,146	2,208,985
Money market accounts	699,290	699,290	1,010,607	732,707	922,232	1,124,506	5,188,632
Time deposits	5,106,328	2,379,761	3,263,807	866,303	788,055	-	12,404,254
Borrowed funds	-	-	75,000	3,925,000	3,175,000	5,000,000	12,175,000

Total interest-bearing liabilities	6,077,496	3,350,929	4,765,391	5,872,546	5,424,226	7,495,520	32,986,108

Interest rate sensitivity gap	$3,322,690	$(755,027)	$(95,921)	$(2,211,687)	$527,219	$3,249,270	$4,036,544

Cumulative interest rate sensitivity gap	$3,322,690	$2,567,663	$2,471,742	$260,055	$787,274	$4,036,544

Cumulative interest rate sensitivity gap as a percent of total assets	8.61%	6.65%	6.40%	0.67%	2.04%	10.46%

Cumulative interest-earning assets as a percent of interest-bearing liabilities	154.67%	127.23%	117.41%	101.30%	103.09%	112.24%

Of note regarding the GAP analysis:

•	we have no borrowings maturing within the next 24 months; and
•	we have experienced elevated levels of prepayment activity on our mortgage-related assets as interest rates have remained at relatively low levels.

Of note in comparison to December 31, 2012:

•	the cumulative one-year gap as a percent of total assets was positive 6.65% at December 31, 2013 vs. 6.69% at December 31, 2012;
•	federal funds sold increased to $4.19 billion at December 31, 2013 as compared to $656.9 million at December 31, 2012;
•	net loans decreased $2.94 billion to $23.94 billion at December 31, 2013 as compared to $26.89 billion at December 31, 2012;
•	mortgage-backed securities decreased $2.07 billion to $8.95 billion at December 31, 2013 as compared to $11.02 billion at December 31, 2012; and
•	deposits declined by $2.01 billion during 2013.

The methods used in the gap table are also inherently imprecise. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Certain assets, such as adjustable-rate loans and mortgage-backed securities, have features that limit changes in interest rates on a short-term basis and over the life of the loan. If interest rates change, prepayment and early withdrawal levels would likely deviate from those assumed in calculating the table. Finally, the ability of borrowers to make payments on their adjustable-rate loans may decrease if interest rates increase.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Hudson City Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Hudson City Bancorp, Inc. and subsidiary (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in shareholders’ equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hudson City Bancorp, Inc. and subsidiary as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

New York, New York

February 28, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Hudson City Bancorp, Inc.:

We have audited the internal control over financial reporting of Hudson City Bancorp, Inc. and subsidiary (the “Company”) as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Hudson City Bancorp, Inc. and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition of the Company as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in shareholders’ equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated February 28, 2014 expressed an unqualified opinion on those consolidated financial statements.

New York, New York

February 28, 2014

Hudson City Bancorp, Inc. and Subsidiary

Consolidated Statements of Financial Condition

	December 31, 2013	December 31, 2012
	(In thousands, except share and per share amounts)
Assets:
Cash and due from banks	$133,665	$171,042
Federal funds sold and other overnight deposits	4,190,809	656,926

Total cash and cash equivalents	4,324,474	827,968
Securities available for sale:
Mortgage-backed securities	7,167,555	8,040,742
Investment securities	297,283	428,057
Securities held to maturity:
Mortgage-backed securities (fair value of $1,888,823 and $3,172,492 at December 31, 2013 and 2012, respectively)	1,784,464	2,976,757
Investment securities (fair value of $42,727 and $45,592 at December 31, 2013 and 2012, respectively)	39,011	39,011

Total securities	9,288,313	11,484,567
Loans	24,112,829	27,090,879
Deferred loan costs	105,480	97,534
Allowance for loan losses	(276,097)	(302,348)

Net loans	23,942,212	26,886,065
Federal Home Loan Bank of New York stock	347,102	356,467
Foreclosed real estate, net	70,436	47,322
Accrued interest receivable	52,887	87,075
Banking premises and equipment, net	65,353	74,912
Goodwill	152,109	152,109
Other assets	364,468	679,856

Total Assets	$38,607,354	$40,596,341

Liabilities and Shareholders’ Equity:
Deposits:
Interest-bearing	$20,811,108	$22,833,992
Noninterest-bearing	661,221	649,925

Total deposits	21,472,329	23,483,917
Repurchase agreements	6,950,000	6,950,000
Federal Home Loan Bank of New York advances	5,225,000	5,225,000

Total borrowed funds	12,175,000	12,175,000
Accrued expenses and other liabilities	217,449	237,616

Total liabilities	33,864,778	35,896,533

Commitments and Contingencies (Notes 1, 7, 10 and 16)
Common stock, $0.01 par value, 3,200,000,000 shares authorized; 741,466,555 shares issued; 528,419,170 and 528,211,462 shares outstanding at December 31, 2013 and 2012, respectively	7,415	7,415
Additional paid-in capital	4,743,388	4,730,105
Retained earnings	1,883,754	1,798,430
Treasury stock, at cost; 213,047,385 and 213,255,093 shares at December 31, 2013 and 2012, respectively	(1,712,107)	(1,713,895)
Unallocated common stock held by the employee stock ownership plan	(186,210)	(192,217)
Accumulated other comprehensive income, net of tax	6,336	69,970

Total shareholders’ equity	4,742,576	4,699,808

Total Liabilities and Shareholders’ Equity	$38,607,354	$40,596,341

See accompanying notes to consolidated financial statements.

Hudson City Bancorp, Inc. and Subsidiary

Consolidated Statements of Operations

	Year Ended December 31,
	2013	2012	2011
	(In thousands, except per share data)
Interest and Dividend Income:
First mortgage loans	$1,103,840	$1,309,568	$1,492,989
Consumer and other loans	10,088	12,887	15,740
Mortgage-backed securities held to maturity	75,695	127,861	213,211
Mortgage-backed securities available for sale	140,795	186,174	301,349
Investment securities held to maturity	2,341	3,488	100,196
Investment securities available for sale	6,308	8,148	940
Dividends on Federal Home Loan Bank of New York stock	14,689	23,470	38,820
Federal funds sold and other overnight deposits	7,425	1,443	4,392

Total interest and dividend income	1,361,181	1,673,039	2,167,637

Interest Expense:
Deposits	182,391	238,684	328,514
Borrowed funds	566,277	580,432	858,189

Total interest expense	748,668	819,116	1,186,703

Net interest income	612,513	853,923	980,934
Provision for Loan Losses	36,500	95,000	120,000

Net interest income after provision for loan losses	576,013	758,923	860,934

Non-Interest Income:
Service charges and other income	10,156	11,461	11,449
Gains on securities transactions	28,933	-	102,468

Total non-interest income	39,089	11,461	113,917

Non-Interest Expense:
Compensation and employee benefits	132,733	129,644	113,129
Net occupancy expense	36,790	34,270	33,830
Federal deposit insurance assessment	73,463	123,695	120,981
Loss on extinguishment of debt	-	-	1,900,591
Other expense	66,851	68,993	61,629

Total non-interest expense	309,837	356,602	2,230,160

Income (loss) before income tax expense (benefit)	305,265	413,782	(1,255,309)
Income Tax Expense (Benefit)	120,049	164,639	(519,320)

Net income (loss)	$185,216	$249,143	$(735,989)

Basic Earnings (Loss) Per Share	$0.37	$0.50	$(1.49)

Diluted Earnings (Loss) Per Share	$0.37	$0.50	$(1.49)

See accompanying notes to consolidated financial statements.

Hudson City Bancorp, Inc. and Subsidiary

Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Net income (loss)	$185,216	$249,143	$(735,989)
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on securities:
Net unrealized (losses) gains on securities available for sale arising during the year, net of tax benefit (expense) of 58,120 for 2013, $(21,863) for 2012 and $(23,628) for 2011	(84,158)	33,290	33,913
Reclassification adjustment for realized gains in net income (loss), net of tax expense of $3,126 for 2013, $0 for 2012 and $41,858 for 2011	(4,527)	-	(61,942)
Postretirement benefit pension plans:
Net actuarial gain (loss) arising during period, net of tax (expense) benefit of $(14,962) for 2013, $4,382 for 2012 and $13,962 for 2011	21,662	(6,346)	(20,217)
Amortization of net loss arising during period, net of tax expense of $2,832 for 2013, $2,823 for 2012 and $2,155 for 2011	4,103	4,089	3,212
Amortization of prior service cost included in net periodic pension cost, net of tax benefit of $493 for 2013, $493 in 2012 and $498 for 2011	(714)	(714)	(721)

Other comprehensive income (loss)	(63,634)	30,319	(45,755)

Total comprehensive income (loss)	$121,582	$279,462	$(781,744)

See accompanying notes to the consolidated financial statements.

Hudson City Bancorp, Inc. and Subsidiary

Consolidated Statements of Changes in Shareholders’ Equity

	Year Ended December 31,
	2013	2012	2011
	(In thousands, except per share amounts)

Common Stock	$7,415	$7,415	$7,415

Additional paid-in capital:
Balance at beginning of year	4,730,105	4,720,890	4,705,255
Stock benefit plan expense	10,489	7,924	8,251
Tax benefit from stock plans	218	436	2,029
Allocation of ESOP stock	2,576	835	1,877
Vesting of RRP stock	-	20	3,478

Balance at end of year	4,743,388	4,730,105	4,720,890

Retained Earnings:
Balance at beginning of year	1,798,430	1,709,821	2,642,338
Net income (loss)	185,216	249,143	(735,989)
Dividends paid on common stock ($0.20, $0.32, and $0.39 per share, respectively)	(99,511)	(158,793)	(192,698)
Exercise of stock options	(381)	(1,741)	(3,830)

Balance at end of year	1,883,754	1,798,430	1,709,821

Treasury Stock:
Balance at beginning of year	(1,713,895)	(1,719,114)	(1,725,946)
Purchase of common stock	-	(427)	(163)
Exercise of stock options	1,788	5,646	6,995

Balance at end of year	(1,712,107)	(1,713,895)	(1,719,114)

Unallocated common stock held by the ESOP:
Balance at beginning of year	(192,217)	(198,223)	(204,230)
Allocation of ESOP stock	6,007	6,006	6,007

Balance at end of year	(186,210)	(192,217)	(198,223)

Accumulated other comprehensive income (loss):
Balance at beginning of year	69,970	39,651	85,406
Other comprehensive (loss) income, net of tax	(63,634)	30,319	(45,755)

Balance at end of year	6,336	69,970	39,651

Total Shareholders’ Equity	$4,742,576	$4,699,808	$4,560,440

See accompanying notes to the consolidated financial statements.

Hudson City Bancorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Cash Flows from Operating Activities:
Net income (loss)	$185,216	$249,143	$(735,989)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, accretion and amortization expense	114,335	125,020	116,148
Provision for loan losses	36,500	95,000	120,000
Gains on securities transactions, net	(28,933)	-	(102,468)
Loss on extinguishment of debt	-	-	1,900,591
Share-based compensation, including committed ESOP shares	19,072	14,785	19,613
Deferred tax (expense) benefit	(3,417)	55,582	(172,002)
Decrease in accrued interest receivable	34,188	42,013	116,458
Decrease (increase) in other assets	404,086	(33,222)	(268,781)
(Decrease) increase in accrued expenses and other liabilities	(20,167)	24,931	(56,785)

Net Cash Provided by Operating Activities	740,880	573,252	936,785

Cash Flows from Investing Activities:
Originations of loans	(3,496,179)	(5,035,170)	(4,926,325)
Purchases of loans	(96,892)	(28,742)	(344,766)
Payments received on loans	6,381,717	7,131,786	6,708,554
Principal collection of mortgage-backed securities held to maturity	877,505	1,133,484	1,808,661
Proceeds from sales of mortgage-backed securities held to maturity	332,660	-	-
Principal collection of mortgage-backed securities available for sale	2,337,327	2,560,457	2,791,747
Proceeds from sales of mortgage-backed securities available for sale	5,289	-	9,064,378
Purchases of mortgage-backed securities available for sale	(1,671,343)	(1,473,244)	(3,591,346)
Proceeds from maturities and calls of investment securities held to maturity	-	500,000	3,400,000
Proceeds from sales of investment securities available for sale	412,886	-	82,475
Purchases of investment securities available for sale	(298,033)	(407,832)	-
Purchases of Federal Home Loan Bank of New York stock	-	(24,750)	(16,624)
Redemption of Federal Home Loan Bank of New York stock	9,365	178,847	378,000
Purchases of premises and equipment, net	(973)	(12,529)	(9,608)
Net proceeds from sale of foreclosed real estate	71,771	57,051	56,376

Net Cash Provided by Investing Activities	4,865,100	4,579,358	15,401,522

Cash Flows from Financing Activities:
Net (decrease) increase in deposits	(2,011,588)	(2,023,843)	334,634
Proceeds from borrowed funds	-	550,000	6,500,000
Principal payments on borrowed funds	-	(3,450,000)	(22,900,591)
Dividends paid	(99,511)	(158,793)	(192,698)
Purchases of treasury stock	-	(427)	(163)
Exercise of stock options	1,407	3,905	3,165
Tax benefit from stock plans	218	436	2,029

Net Cash Used in Financing Activities	(2,109,474)	(5,078,722)	(16,253,624)

Net Increase in Cash and Cash Equivalents	3,496,506	73,888	84,683
Cash and Cash Equivalents at Beginning of Year	827,968	754,080	669,397

Cash and Cash Equivalents at End of Year	$4,324,474	$827,968	$754,080

Supplemental Disclosures of cash flow information:
Interest paid	$749,663	$822,493	$1,272,778

Loans transferred to foreclosed real estate	$126,771	$87,787	$75,422

Income tax payments	$106,440	$126,755	$20,762

Income tax refunds	$364,925	$5,294	$-

Supplemental Disclosures of non-cash investing and financing activities:
Adjustment for Net Claim related to Lehman Brothers, Inc.
Reduction of mortgage-backed securities	$-	$-	$114,005

Reduction of borrowed funds	$-	$-	$100,000

See accompanying notes to the consolidated financial statements

Notes to Consolidated Financial Statements

1.	Organization

Hudson City Bancorp, Inc. (“Hudson City Bancorp” or the “Company”) is a Delaware corporation and is the savings and loan holding company for Hudson City Savings Bank and its subsidiaries (“Hudson City Savings” or the “Bank”). As a savings and loan holding company, Hudson City Bancorp is subject to the supervision and examination of the Board of Governors of the Federal Reserve System (the “FRB”). Hudson City Savings is a federally chartered stock savings bank subject to supervision and examination by the Office of the Comptroller of the Currency (the “OCC”).

On August 27, 2012, the Company entered into the Merger Agreement with M&T and WTC. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, the Company will merge with and into WTC, with WTC continuing as the surviving entity.

Subject to the terms and conditions of the Merger Agreement, in the Merger, Hudson City Bancorp shareholders will have the right to receive with respect to each of their shares of common stock of the Company, at their election (but subject to proration and adjustment procedures), 0.08403 of a share of common stock, or cash having a value equal to the product of 0.08403 multiplied by the average closing price of the M&T Common Stock for the ten days immediately prior to the completion of the Merger. The Merger Agreement also provides that at the closing of the Merger, 40% of the outstanding shares of Hudson City Bancorp common stock will be converted into the right to receive cash and the remainder of the outstanding shares of Hudson City Bancorp common stock will be converted into the right to receive shares of M&T Common Stock.

On April 12, 2013, M&T and the Company announced that additional time would be required to obtain a regulatory determination on the applications necessary to complete the proposed Merger. On April 13, 2013, M&T and the Company entered into Amendment No. 1 to the Merger Agreement. Amendment No. 1, among other things, extended the date after which either party may elect to terminate the Merger Agreement from August 27, 2013 to January 31, 2014. On December 17, 2013, M&T and the Company announced that they entered into Amendment No. 2 (“Amendment No. 2”) to the Merger Agreement. Amendment No. 2 extends the date after which either party may terminate the Merger Agreement if the Merger has not yet been completed from January 31, 2014 to December 31, 2014, and provides that the Company may terminate the Merger Agreement at any time if it reasonably determines that M&T is unlikely to be able to obtain the requisite regulatory approvals in time to permit the closing to occur on or prior to December 31, 2014. Amendment No. 2 also permits the Company to take certain interim actions without the prior approval of M&T, including with respect to the Bank’s conduct of business, implementation of its strategic plan, retention incentives and certain other matters with respect to Bank personnel, prior to the completion of the Merger. While M&T and the Company extended the date after which either party may elect to terminate the Merger Agreement from January 31, 2014 to December 31, 2014, there can be no assurances that the Merger will be completed by that date or that the Company will not exercise its right to terminate the Merger Agreement in accordance with its terms.

The Merger Agreement, as amended by Amendment No. 1, was approved by the shareholders of both Hudson City Bancorp and M&T. The Merger is subject to the receipt of regulatory approvals and the satisfaction of other customary closing conditions

On March 30, 2012, the Bank entered into a Memorandum of Understanding with the OCC (the “Bank MOU”), which is substantially similar to and replaced the MOU the Bank entered into with our former regulator, the Office of Thrift Supervision (the “OTS”), on June 24, 2011. In accordance with the Bank MOU, the Bank has adopted and has implemented enhanced operating policies and procedures, that are intended to enable us to continue to: (a) reduce our level of interest rate risk, (b) reduce our funding concentration, (c) diversify our funding sources, (d) enhance our liquidity position, (e) monitor and manage loan modifications and (f) maintain our capital position in accordance with our existing capital plan. In addition, we developed a written strategic plan (the “Strategic Plan”) for the Bank which establishes objectives for the Bank’s overall risk profile,

Notes to Consolidated Financial Statements

earnings performance, growth and balance sheet mix and to enhance our enterprise risk management program. The Strategic Plan includes initiatives such as secondary mortgage market operations, commercial real estate lending, the introduction of small business banking products and developing a more robust suite of consumer banking products. These initiatives require significant lead time for full implementation and roll out to our customers.

Prior to the execution of Amendment No. 1, the implementation of the Strategic Plan had been suspended pending the completion of the Merger. When we announced in April of 2013 that additional time would be required to obtain regulatory approval for the Merger, we charted a dual path for the Company. We continued to plan for the completion of the Merger, but we also refreshed the Strategic Plan, prioritizing the matters that we could achieve during the pendency of the Merger, such as secondary mortgage market operations, commercial real estate lending, and proceeding with planning for the implementation of those prioritized initiatives. Given the further delay in completing the Merger, the Company and M&T have agreed that the Company is permitted to proceed with the implementation of the Strategic Plan. Many of the initiatives require significant lead time for full implementation and roll out to our customers. We expect commencement of the roll out of the prioritized initiatives during the latter half of 2014.

The Company entered into a separate Memorandum of Understanding with the FRB (the “Company MOU”) on April 24, 2012, which is substantially similar to and replaced the MOU the Company entered into with our former regulator, the OTS, on June 24, 2011. In accordance with the Company MOU, the Company must, among other things support the Bank’s compliance with the Bank MOU. The Company MOU also requires the Company to: (a) obtain approval from the FRB prior to receiving a capital distribution from the Bank or declaring a dividend to shareholders, (b) obtain approval from the FRB prior to repurchasing or redeeming any Company stock or incurring any debt with a maturity of greater than one year and (c) submit a comprehensive Capital Plan and a comprehensive Earnings Plan to the FRB. These agreements will remain in effect until modified or terminated by the OCC (with respect to the Bank MOU) and the FRB (with respect to the Company MOU).

2.	Summary of Significant Accounting Policies

Basis of Presentation

The following are the significant accounting and reporting policies applied by Hudson City Bancorp and its wholly-owned subsidiary, Hudson City Savings, in the preparation of the accompanying consolidated financial statements. The consolidated financial statements have been prepared in conformity with U.S. GAAP. All significant intercompany transactions and balances have been eliminated in consolidation. As used in these consolidated financial statements, “Hudson City” refers to Hudson City Bancorp, Inc. or Hudson City Bancorp, Inc. and its consolidated subsidiary, depending on the context. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and revenues and expenses for the period. Actual results could differ from these estimates.

The ALL is a material estimate that is particularly susceptible to near-term change. The current economic environment has increased the degree of uncertainty inherent in this material estimate. In addition, bank regulators, as an integral part of their supervisory function, periodically review our allowance for loan losses. These regulatory agencies have the ability to require us, as they can require all banks, to increase our provision for loan losses or to recognize further charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance required by these regulatory agencies could adversely affect our financial condition and results of operations.

The goodwill impairment analysis depends on the use of estimates and assumptions which are highly sensitive to, among other things, market interest rates and are therefore subject to change in the near-term. Goodwill is tested for impairment at least annually and is considered impaired if the carrying value of goodwill exceeds its

Notes to Consolidated Financial Statements

implied fair value. Similar to the calculation of goodwill in a business combination, the implied fair value of goodwill is determined by measuring the excess of the fair value of the reporting unit over the aggregate estimated fair values of individual assets, liabilities and identifiable intangibles as if the reporting unit was being acquired at the impairment test date. The estimation of the fair value of the Company is based on, among other things, the market price of our common stock. In addition, the fair value of the individual assets, liabilities and identifiable intangibles are determined using estimates and assumptions that are highly sensitive to market interest rates. These estimates and assumptions are subject to change in the near-term and may result in the impairment in future periods of some or all of the goodwill on our balance sheet.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks, federal funds sold and overnight deposits at the Federal Reserve Bank of New York. Generally, federal funds are sold for one-day periods. Cash reserves are required to be maintained on deposit with the Federal Reserve Bank of New York based on deposits. The amount of the required reserve amounted to $20.3 million and $22.1 million for the years ended December 31, 2013 and 2012, respectively.

Mortgage-Backed Securities

Mortgage-backed securities include GSEs and U.S. Government agency pass-through certificates, which represent participating interests in pools of long-term first mortgage loans originated and serviced by third-party issuers of the securities, and real estate mortgage investment conduits (“REMICs”), which are securities derived by reallocating cash flows from mortgage pass-through securities or from pools of mortgage loans held by a trust. REMICs are a form of, and are often referred to as, collateralized mortgage obligations.

Mortgage-backed securities are classified as either held to maturity or available for sale. For each of the years in, the three year period ended December 31, 2013, we did not maintain a trading portfolio. Mortgage-backed securities classified as held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. Hudson City has both the ability and the positive intent to hold these investment securities to maturity although we periodically sell held-to-maturity securities after the Company has collected at least 85% of the initial principal balance purchased.

Mortgage-backed securities available for sale are carried at fair value, with unrealized gains and losses, net of tax, reported as a component of other comprehensive income or loss, which is included in shareholders’ equity.

Amortization and accretion of premiums and discounts are reflected as an adjustment to interest income over the life of the security, adjusted for estimated prepayments, using the effective interest method. Realized gains and losses are recognized when securities are sold using the specific identification method. The estimated fair value of substantially all of these securities is determined by the use of market prices obtained from independent third-party pricing services. We assess the reasonableness of the fair values obtained by reference to a second independent nationally recognized pricing service. We conduct a periodic review and evaluation of the securities portfolio to determine if a decline in the fair value of any security below its cost basis is other-than-temporary. Our evaluation of other-than-temporary impairment considers the duration and severity of the unrealized loss, our intent to sell the security and whether it is more likely than not that we will be required to sell before full recovery of our investment or maturity. For mortgage-backed securities deemed to be other-than-temporarily impaired, the security is written down to a new cost basis with the estimated credit loss charged to income as a component of non-interest expense and the non-credit related impairment loss charged to other comprehensive income. See “Critical Accounting Policies – Securities Impairment”.

Investment Securities

Investment securities are classified as either held to maturity or available for sale. For each of the years in the three year period ended December 31, 2013, we did not maintain a trading portfolio. Investment securities

Notes to Consolidated Financial Statements

classified as held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts. Hudson City has both the ability and the positive intent to hold these investment securities to maturity.

Investment securities available for sale are carried at fair value, with unrealized gains and losses, net of tax, reported as a component of other comprehensive income or loss, which is included in shareholders’ equity.

Amortization and accretion of premiums and discounts are reflected as an adjustment to interest income over the life of the security using the effective interest method. Realized gains and losses are recognized when securities are sold or called using the specific identification method. The estimated fair value of substantially all of these securities is determined by the use of quoted market prices obtained from independent third-party pricing services. We assess the reasonableness of the fair values obtained by reference to a second independent nationally recognized pricing service. We conduct a periodic review and evaluation of the securities portfolio to determine if a decline in the fair value of any security below its cost basis is other-than-temporary. Our evaluation of other-than-temporary impairment considers the duration and severity of the unrealized loss, our intent to sell the security and whether it is more likely than not that we will be required to sell before full recovery of our investment or maturity. For debt securities deemed to be other-than-temporarily impaired, the security is written down to a new cost basis with the estimated credit loss charged to income as a component of non-interest expense and the non-credit related impairment loss charged to other comprehensive income. For equity securities that are deemed to be other-than-temporarily impaired, the security is written down to a new cost basis and the resulting loss is charged to income as a component of non-interest expense. See “Critical Accounting Policies – Securities Impairment”.

Loans

Loans are stated at their principal amounts outstanding. Interest income on loans is accrued and credited to income as earned. Net loan origination fees and broker costs are deferred and amortized to interest income over the life of the loan using the effective interest method. Amortization and accretion of premiums and discounts is reflected as an adjustment to interest income over the life of the purchased loan using the effective interest method.

Prior to January 1, 2012, existing customers in good credit standing were permitted to modify the terms of their mortgage loan, for a fee, to the terms of the currently offered fixed-rate product with a similar or reduced period to maturity than the current remaining period of their existing loan. The modified terms of these loans were at least as favorable to us as the terms of mortgage loans offered to new customers. The fee assessed for modifying the mortgage loan was deferred and accreted over the life of the modified loan using the effective interest method. Such accretion is reflected as an adjustment to interest income. We determined that the modification of the terms of the loan (i.e. the change in rate and period to maturity), represented a more than minor change to the loan. Accordingly, pre-modification deferred fees or costs associated with the mortgage loan were recognized in interest income at the time of the modification. Effective December 31, 2011, we discontinued this product offering.

A loan is considered delinquent when we have not received a payment within 30 days of its contractual due date. The accrual of income on loans that are not guaranteed by a U.S. Government agency is generally discontinued when interest or principal payments are 90 days in arrears or when the timely collection of such income is doubtful. Loans on which the accrual of income has been discontinued are designated as non-accrual loans and outstanding interest previously credited to income is reversed. Interest income on non-accrual loans and impaired loans is recognized in the period collected unless the ultimate collection of principal is considered doubtful. A non-accrual loan is returned to accrual status when factors indicating doubtful collection no longer exist.

We will, in certain circumstances, modify loans for borrowers who are experiencing financial difficulty. If the terms of the modification include a concession, as defined by accounting guidance, the loan, as modified, is considered a trouble debt restructuring (“TDR”). Loans that were modified in a troubled debt restructuring

Notes to Consolidated Financial Statements

primarily represent loans to borrowers whose loans have been discharged in a Chapter 7 bankruptcy, loans that have been in a deferred payment plan for an extended period of time, generally in excess of six months, loans that have had past due amounts capitalized as part of the loan balance, loans that have a confirmed Chapter 13 bankruptcy status and loans with other types of repayment plans. These loans are individually evaluated for impairment to determine if the carrying value of the loan is in excess of the fair value of the collateral or the present value of each loan’s expected future cash flows.

Hudson City Savings defines the population of potential impaired loans to be all non-accrual construction, commercial real estate and multi-family loans as well as loans classified as troubled debt restructurings. Impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the fair value of the collateral or the present value of the loan’s expected future cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and consumer loans, are specifically excluded from the impaired loan analysis unless they have been modified as a troubled debt restructuring.

Allowance for Loan Losses

The allowance for loans losses (“ALL”) has been determined in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), under which we are required to maintain adequate allowances for loan losses. We are responsible for the timely and periodic determination of the amount of the allowance required. We believe that our ALL is adequate to cover specifically identifiable loan losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.

Due to the nature of our loan portfolio, our evaluation of the adequacy of our ALL is performed primarily on a “pooled” basis. Each month we prepare an analysis which categorizes the entire loan portfolio by certain risk characteristics such as loan type (fixed-rate and adjustable-rate one- to four-family mortgages, interest-only loans, reduced documentation loans, home equity, multi-family, commercial, construction, etc.), loan source (originated or purchased) and payment status (i.e., current or number of days delinquent). Loans with known potential losses are categorized separately. We assign potential loss factors to the payment status categories on the basis of our assessment of the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to charge-off history, delinquency trends, portfolio growth and the status of the regional economy and housing market, in order to ascertain that the loss factors cover probable and estimable losses inherent in the portfolio. Other key factors we consider in this process are current real estate market conditions in geographic areas where our loans are located, changes in the trend of non-performing loans, the results of our foreclosed property transactions, the current state of the local and national economy, changes in interest rates and loan portfolio growth. Any one or a combination of these adverse trends may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and higher future levels of provisions.

We maintain the ALL through provisions for loan losses that we charge to income. We charge losses on loans against the ALL when we believe the collection of loan principal is unlikely. This is generally by the time a loan is 180 days delinquent and an updated appraisal reflects a shortfall in the collateral value as compared to the outstanding principal balance of a mortgage loan. We establish the provision for loan losses after considering the results of our review as described above. We apply this process and methodology in a consistent manner and we reassess and modify the estimation methods and assumptions used in response to changing conditions. Such changes, if any, are approved by our AQC each quarter.

Federal Home Loan Bank of New York Stock

As a member of the Federal Home Loan Bank of New York (the “FHLB”), we are required to acquire and hold shares of FHLB Class B stock. Our holding requirement varies based on our activities, primarily our outstanding borrowings, with the FHLB. Our investment in FHLB stock is carried at cost. We conduct a periodic review and evaluation of our FHLB stock to determine if any impairment exists.

Notes to Consolidated Financial Statements

Foreclosed Real Estate

Foreclosed real estate is property acquired through foreclosure or deed in lieu of foreclosure. Write-downs to fair value (net of estimated cost to sell) at the time of acquisition are charged to the ALL. After acquisition, foreclosed properties are held for sale and carried at the lower of fair value less estimated selling costs. Fair value is estimated through current appraisals, where practical, or an inspection and a comparison of the property securing the loan with similar properties in the area by either a licensed appraiser or real estate broker. Subsequent provisions for losses, which may result from the ongoing periodic valuations of these properties, are charged to income in the period in which they are identified. Carrying costs, such as maintenance and taxes, are charged to operating expenses as incurred.

Banking Premises and Equipment

Land is carried at cost. Buildings, leasehold improvements and furniture, fixtures and equipment are carried at cost, less accumulated depreciation and leasehold amortization. Buildings are depreciated over their estimated useful lives using the straight-line method. Furniture, fixtures and equipment are depreciated over their estimated useful lives using the double-declining balance method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the respective leases. The costs for major improvements and renovations are capitalized, while maintenance, repairs and minor improvements are charged to operating expenses as incurred. Gains and losses on dispositions are reflected currently as other non-interest income or expense.

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually using a fair-value based two-step approach.

The first step (“Step 1”) used to identify potential impairment involves comparing each reporting unit’s estimated fair value to its carrying amount, including goodwill. As a community-oriented bank, substantially all of the Company’s operations involve the delivery of loan and deposit products to customers and these operations constitute the Company’s only segment for financial reporting purposes. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount exceeds the estimated fair value, there is an indication of potential impairment and the second step (“Step 2”) is performed to measure the amount. Step 2 involves calculating an implied fair value of goodwill for each reporting unit for which impairment was indicated in Step 1. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination by measuring the excess of the estimated fair value of the reporting unit, as determined in Step 1, over the aggregate estimated fair values of the individual assets, liabilities, and identifiable intangibles, as if the reporting unit was being acquired at the impairment test date. We also perform interim impairment reviews if certain triggering events occur which may indicate that the fair value of goodwill is less than the carrying value. Subsequent reversal of goodwill impairment losses is not permitted.

Income Taxes

We utilize the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Certain tax benefits attributable to stock options and restricted stock are credited to additional paid-in capital. A valuation allowance is established when management is unable to conclude that it is more

Notes to Consolidated Financial Statements

likely than not that it will realize deferred tax assets based on the nature and timing of these items. Tax positions taken, or expected to be taken, in a tax return and which meet recognition thresholds, are recognized in our financial statements based on measurement attributes prescribed in accounting guidance. Accruals of interest and penalties related to unrecognized tax benefits are recognized in income tax expense.

Employee Benefit Plans

Hudson City maintains certain noncontributory retirement and postretirement benefit plans, which cover employees hired prior to August 1, 2005 who have met the eligibility requirements of the plans. Certain health care and life insurance benefits are provided for retired employees. The expected cost of benefits provided for retired employees is actuarially determined and accrued ratably from the date of hire to the date the employee is fully eligible to receive the benefits.

The accounting guidance related to retirement benefits requires an employer to: (a) recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year; and (c) recognize, in comprehensive income, changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur.

The Employee Stock Ownership Plan (the “ESOP”) is accounted for in accordance with FASB guidance related to employee stock ownership plans. The funds borrowed by the ESOP from Hudson City Bancorp to purchase Hudson City Bancorp common stock are being repaid from Hudson City Savings’ contributions and dividends paid on unallocated ESOP shares over a period of up to 40 years. Hudson City common stock not allocated to participants is recorded as a reduction of stockholders’ equity at cost. Compensation expense for the ESOP is based on the average market price of our stock during each quarter.

Stock-Based Compensation

Stock-based compensation expense is recognized over the period of requisite service based upon the grant-date fair value of those awards.

Bank-Owned Life Insurance

Bank-owned life insurance (“BOLI”) is accounted for in accordance with FASB guidance related to Split-Dollar Life Insurance Agreements. The cash surrender value of BOLI is recorded on our consolidated statement of financial condition as an asset and the change in the cash surrender value is recorded as non-interest income. The amount by which any death benefits received exceeds a policy’s cash surrender value is recorded in non-interest income at the time of receipt. A liability is also recorded on our consolidated statement of financial condition for postretirement death benefits provided by the split-dollar endorsement policy. A corresponding expense is recorded in non-interest expense for the accrual of benefits over the period during which employees provide services to earn the benefits.

Borrowed Funds

Hudson City enters into sales of securities under agreements to repurchase with selected brokers and the FHLB. These agreements are recorded as financing transactions as Hudson City maintains effective control over the transferred securities. The dollar amount of the securities underlying the agreements continues to be carried in Hudson City’s securities portfolio. The obligations to repurchase the securities are reported as a liability in the consolidated statements of financial condition. The securities underlying the agreements are delivered to the party with whom each transaction is executed. They agree to resell to Hudson City the same securities at the maturity or call of the agreement. Hudson City retains the right of substitution of the underlying securities throughout the terms of the agreements.

Notes to Consolidated Financial Statements

Hudson City has also obtained advances from the FHLB, which are generally secured by a blanket lien against our mortgage portfolio. Total borrowings with the FHLB are generally limited by approximately 20 times the amount of FHLB stock owned or a percentage of the fair value of our mortgage portfolio, whichever is greater.

The loss on the early extinguishment of debt in 2011 was based on the fair value of the borrowing and is included in non-interest expense.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) includes items such as changes in unrealized gains and losses on securities available for sale, net of tax and changes in the unrecognized prior service costs or credits of defined benefit pension and other postretirement plans, net of tax. Comprehensive income (loss) is presented in the consolidated statements of comprehensive income (loss).

Segment Information

FASB guidance requires public companies to report certain financial information about significant revenue-producing segments of the business for which such information is available and utilized by the chief operating decision maker. As a community-oriented financial institution, substantially all of our operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community banking operations, which constitute our only operating segment for financial reporting purposes.

Earnings per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as stock options) were exercised or resulted in the issuance of common stock. These potentially dilutive shares would then be included in the weighted average number of shares outstanding for the period using the treasury stock method. The Company reported a net loss for 2011 and therefore potentially dilutive shares are not included in the weighted average number of shares outstanding for 2011. Shares issued and shares reacquired during any period are weighted for the portion of the period that they were outstanding.

In computing both basic and diluted earnings per share, the weighted average number of common shares outstanding includes the ESOP shares previously allocated to participants and shares committed to be released for allocation to participants and the recognition and retention plans (“RRP”) shares which have vested or have been allocated to participants. ESOP and RRP shares that have been purchased but have not been committed to be released or have not vested are excluded from the computation of basic and diluted earnings per share.

3.	Stock Repurchase Programs

Pursuant to our stock repurchase programs, shares of Hudson City Bancorp common stock may be purchased in the open market or through other privately negotiated transactions, depending on market conditions. The repurchased shares are held as treasury stock for general corporate use. In accordance with the terms of the Company MOU, future share repurchases must be approved by the FRB. In addition, pursuant to the terms of the Merger Agreement, we may not repurchase shares of Hudson City Bancorp common stock without the consent of M&T. We did not purchase any of our common shares pursuant to the repurchase programs during 2013, 2012 and 2011. Included in treasury stock are vested shares related to stock awards that were surrendered for withholding taxes. These shares are included in treasury stock purchases in the consolidated statements of cash flows and amounted to 62,579 and 17,145 shares for 2012 and 2011, respectively. No shares were surrendered in 2013. As of December 31, 2013, there remained 50,123,550 shares that may be purchased under the existing stock repurchase programs.

Notes to Consolidated Financial Statements

4.	Mortgage-Backed Securities

The amortized cost and estimated fair value of mortgage-backed securities at December 31 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
2013
Held to Maturity:
GNMA pass-through certificates	$63,070	$2,260	$-	$65,330
FNMA pass-through certificates	402,848	25,103	(1)	427,950
FHLMC pass-through certificates	1,123,029	66,816	(1)	1,189,844
FHLMC and FNMA - REMICs	195,517	10,182	-	205,699

Total held to maturity	$1,784,464	$104,361	$(2)	$1,888,823

Available for Sale:
GNMA pass-through certificates	$788,504	$17,775	$(1,396)	$804,883
FNMA pass-through certificates	3,879,723	50,800	(39,800)	3,890,723
FHLMC pass-through certificates	2,396,085	46,300	(8,947)	2,433,438
FHLMC and FNMA - REMICs	38,220	291	-	38,511

Total available for sale	$7,102,532	$115,166	$(50,143)	$7,167,555

2012
Held to Maturity:
GNMA pass-through certificates	$73,546	$2,832	$-	$76,378
FNMA pass-through certificates	856,840	61,414	(2)	918,252
FHLMC pass-through certificates	1,619,119	102,891	-	1,722,010
FHLMC and FNMA - REMICs	427,252	28,600	-	455,852

Total held to maturity	$2,976,757	$195,737	$(2)	$3,172,492

Available for Sale:
GNMA pass-through certificates	$995,510	$38,131	$-	$1,033,641
FNMA pass-through certificates	4,053,485	82,150	-	4,135,635
FHLMC pass-through certificates	2,741,921	69,929	-	2,811,850
FHLMC and FNMA - REMICs	57,484	2,132	-	59,616

Total available for sale	$7,848,400	$192,342	$-	$8,040,742

Notes to Consolidated Financial Statements

The following tables summarize the fair values and unrealized losses of mortgage-backed securities with an unrealized loss at December 31, 2013 and 2012, segregated between securities that had been in a continuous unrealized loss position for less than twelve months or longer than twelve months at the respective dates.

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)

2013
Held to Maturity:
FNMA pass-through certificates	$-	-	$65	$(1)	$65	$(1)
FHLMC pass-through certificates	166	(1)	-	-	166	(1)

Total held to maturity	166	(1)	65	(1)	231	(2)

Available for Sale:
GNMA pass-through certificates	35,971	(1,396)	-	-	35,971	(1,396)
FNMA pass-through certificates	1,478,488	(39,800)	-	-	1,478,488	(39,800)
FHLMC pass-through certificates	434,059	(8,947)	-	-	434,059	(8,947)

Total available for sale	1,948,518	(50,143)	-	-	1,948,518	(50,143)

Total	$1,948,684	$(50,144)	$65	$(1)	$1,948,749	$(50,145)

2012
Held to Maturity:
FNMA pass-through certificates	$-	$-	$203	$(2)	$203	$(2)

Total	$-	$-	$203	$(2)	$203	$(2)

The unrealized losses were primarily due to the changes in market interest rates subsequent to purchase. At December 31, 2013, a total of 79 securities were in an unrealized loss position (5 at December 31, 2012). We did not consider these investments to be other-than-temporarily impaired at December 31, 2013 and December 31, 2012 since the decline in fair value was attributable to changes in interest rates and not credit quality. In addition, the Company does not intend to sell and does not believe that it is more likely than not that we will be required to sell these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result no impairment loss was recognized during the year ended December 31, 2013.

The amortized cost and estimated fair value of mortgage-backed securities held to maturity and available for sale at December 31, 2013, by contractual maturity, are shown below. The table does not include the effect of prepayments and scheduled principal amortization which totaled $3.21 billion in 2013.

	Amortized Cost	Estimated Fair Value
	(In thousands)

Held to Maturity:
Due in one year or less	$16	$17
Due after one year through five years	3,367	3,466
Due after five years through ten years	25,677	27,148
Due after ten years	1,755,404	1,858,192

Total held to maturity	$1,784,464	$1,888,823

Available for Sale:
Due after five years through ten years	$7,949	$8,575
Due after ten years	7,094,584	7,158,980

Total available for sale	$7,102,533	$7,167,555

Notes to Consolidated Financial Statements

Sales of mortgage-backed securities held-to-maturity amounted to $311.4 million for 2013, resulting in a realized gain of $21.3 million. The sale of the held-to-maturity securities were made after the Company had collected at least 85% of the initial principal balance.

Sales of mortgage-backed securities available-for-sale amounted to $4.8 million during 2013 and $8.96 billion in 2011. Realized gains on the sales of mortgage-backed securities available-for-sale amounted to $470,000 and $100.0 million during 2013 and 2011, respectively. The proceeds from the securities sales in 2011 were used to fund debt extinguishment transactions.

There were no sales of mortgage-backed securities available-for-sale or held-to-maturity during 2012.

As of December 31, 2013, mortgage-backed securities with an amortized cost of $7.89 billion were pledged as collateral for securities sold under agreements to repurchase.

5.	Investment Securities

The amortized cost and estimated fair value of investment securities at December 31 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In thousands)
2013
Held to Maturity:
United States government-sponsored enterprises debt	$39,011	$3,716	$-	$42,727

Total held to maturity	$39,011	$3,716	$-	$42,727

Available for Sale:
United States government-sponsored enterprises debt	$298,190	$-	$(7,996)	$290,194
Equity securities	6,873	216	-	7,089

Total available for sale	$305,063	$216	$(7,996)	$297,283

2012
Held to Maturity:
United States government-sponsored enterprises debt	$39,011	$6,581	$-	$45,592

Total held to maturity	$39,011	$6,581	$-	$45,592

Available for Sale:
Corporate bonds	$406,410	$14,180	$-	$420,590
Equity securities	6,813	654	-	7,467

Total available for sale	$413,223	$14,834	$-	$428,057

Notes to Consolidated Financial Statements

The following tables summarize the fair values and unrealized losses of available-for-sale investment securities with an unrealized loss at December 31, 2013, segregated between securities that had been in a continuous unrealized loss position for less than twelve months or longer than twelve months at the respective dates. For the year ended December 31, 2013, there were no unrealized losses on held-to-maturity investment securities. During the year ended December 31, 2012, there were no unrealized losses on our available-for-sale and held-to-maturity investment securities.

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)

2013
Available for Sale:
United States government-sponsored enterprises debt	$290,194	$(7,996)	$-	$-	$290,194	$(7,996)

Total temporarily impaired securities available for sale	290,194	(7,996)			290,194	(7,996)

Total	$290,194	$(7,996)	$-	$-	$290,194	$(7,996)

At December 31, 2013, a total of 3 securities were in an unrealized loss position (0 at December 31, 2012). We did not consider these investments to be other-than-temporarily impaired at December 31, 2013 since the decline in fair value was attributable to changes in interest rates and not credit quality. In addition, the Company does not intend to sell and does not believe that it is more likely than not that we will be required to sell these investments until there is a full recovery of the unrealized loss, which may be at maturity. As a result no impairment loss was recognized during the year ended December 31, 2013.

The amortized cost and estimated fair value of investment securities held to maturity and available for sale at December 31, 2013, by contractual maturity, are shown below. The expected maturity may differ from the contractual maturity because issuers may have the right to call or prepay obligations. Equity securities have been excluded from this table.

	Amortized Cost	Estimated Fair Value
	(In thousands)

Held to Maturity:
Due after ten years	$39,011	$42,727

Total held to maturity	$39,011	$42,727

Available for Sale:
Due after one year through five years	$298,190	$290,194

Total available for sale	$298,190	$290,194

Sales of investment securities available-for-sale amounted to $405.7 million during 2013 and $80.0 million in 2011. Gross realized gains on sales of investment securities available-for-sale were $7.2 million during 2013 and $2.5 million during 2011. There were no sales of investment securities during 2012. The carrying value of securities pledged as required security for deposits and for other purposes required by law amounted to $22.4 million and $17.5 million at December 31, 2013 and 2012, respectively.

As of December 31, 2013, investment securities with an amortized cost of $298.2 million were pledged as collateral for securities sold under agreements to repurchase.

Notes to Consolidated Financial Statements

6.	Loans and Allowance for Loan Losses

Loans at December 31 are summarized as follows:

	2013	2012
	(In thousands)
First mortgage loans:
One- to four-family
Amortizing	$19,518,912	$21,633,889
Interest-only	3,648,732	4,485,875
FHA/VA	704,532	687,172
Multi-family and commercial	25,671	32,259
Construction	294	4,669

Total first mortgage loans	23,898,141	26,843,864

Consumer and other loans:
Fixed–rate second mortgages	86,079	106,239
Home equity credit lines	108,550	119,872
Other	20,059	20,904

Total consumer and other loans	214,688	247,015

Total loans	$24,112,829	$27,090,879

There were no loans held for sale at December 31, 2013 and 2012.

Notes to Consolidated Financial Statements

The following tables present the composition of our loan portfolio by credit quality indicator at December 31:

	Credit Risk Profile based on Payment Activity
	(In thousands)

	One-to four- family first mortgage loans		Other first Mortgages		Consumer and Other			Total Loans
2013	Amortizing	Interest-only	Multi-family and Commercial	Construction	Fixed-rate second mortgages	Home Equity credit lines	Other
Performing	$19,319,959	$3,513,504	$22,482	$-	$84,667	$104,655	$18,318	$23,063,585
Non-performing	903,485	135,228	3,189	294	1,412	3,895	1,741	1,049,244

Total	$20,223,444	$3,648,732	$25,671	$294	$86,079	$108,550	$20,059	$24,112,829

2012
Performing	$21,355,105	$4,303,636	$30,571	$-	$104,574	$115,876	$18,590	$25,928,352
Non-performing	965,956	182,239	1,688	4,669	1,665	3,996	2,314	1,162,527

Total	$22,321,061	$4,485,875	$32,259	$4,669	$106,239	$119,872	$20,904	$27,090,879

	Credit Risk Profile by Internally Assigned Grade
	(In thousands)
	One-to four- family first mortgage loans		Other first Mortgages		Consumer and Other			Total Loans
2013	Amortizing	Interest-only	Multi-family and Commercial	Construction	Fixed-rate second mortgages	Home Equity credit lines	Other
Pass	$19,218,917	$3,480,909	$15,281	$-	$84,233	$102,364	$17,157	$22,918,861
Special mention	108,957	19,866	980	-	129	875	45	130,852
Substandard	895,570	147,957	9,410	294	1,717	5,311	2,857	1,063,116

Total	$20,223,444	$3,648,732	$25,671	$294	$86,079	$108,550	$20,059	$24,112,829

2012
Pass	$21,209,628	$4,268,034	$20,215	$-	$104,216	$114,741	$17,794	$25,734,628
Special mention	175,361	29,609	2,445	-	68	89	-	207,572
Substandard	936,072	188,232	9,599	4,669	1,955	5,042	3,110	1,148,679

Total	$22,321,061	$4,485,875	$32,259	$4,669	$106,239	$119,872	$20,904	$27,090,879

Loan classifications are defined as follows:

•

Pass – These loans are protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral in a timely manner.

•	Special Mention – These loans have potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of repayment prospects.
•

Substandard – These loans are inadequately protected by the current net worth and paying capacity of the obligor or by the collateral pledged, if any. Assets so classified must have a well-defined weakness, or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected.

•

Doubtful – These loans have all the weaknesses inherent in a loan classified substandard with the added characteristic that the weaknesses make the full recovery of our principal balance highly questionable and improbable on the basis of currently known facts, conditions, and values. The likelihood of a loss on an asset or portion of an asset classified Doubtful is high. Its classification as Loss is not appropriate, however, because pending events are expected to materially affect the amount of loss.

Notes to Consolidated Financial Statements

•

Loss – These loans are considered uncollectible and of such little value that a charge-off is warranted. This classification does not necessarily mean that an asset has no recovery or salvage value; but rather, there is much doubt about whether, how much, or when the recovery will occur.

We evaluate the classification of our one-to four-family mortgage loans, consumer loans and other loans primarily on a pooled basis by delinquency. Loans that are past due 60 to 89 days are classified as special mention and loans that are past due 90 days or more are classified as substandard. We obtain updated valuations for one- to four- family mortgage loans by the time a loan becomes 180 days past due. If necessary, we charge-off an amount to reduce the carrying value of the loan to the value of the underlying property, less estimated selling costs. Since we record the charge-off when we receive the updated valuation, we typically do not have any residential first mortgages classified as doubtful or loss. We evaluate troubled debt restructurings, multi-family, commercial and construction loans individually and base our classification on the debt service capability of the underlying property as well as secondary sources of repayment such as the borrower’s and any guarantor’s ability and willingness to provide debt service. Residential mortgage loans that are classified as troubled debt restructurings are individually evaluated for impairment based on the present value of each loan’s expected future cash flows.

Originating loans secured by residential real estate is our primary business. Our financial results may be adversely affected by changes in prevailing economic conditions, either nationally or in our local New Jersey and metropolitan New York market areas, including decreases in real estate values, adverse employment conditions, the monetary and fiscal policies of the federal and state government and other significant external events. As a result of our lending practices, we have a concentration of loans secured by real property located primarily in New Jersey, New York and Connecticut (the “New York metropolitan area”). At December 31, 2013 approximately 84.5% of our total loans are in the New York metropolitan area.

Included in our loan portfolio at December 31, 2013 and December 31, 2012 are $3.65 billion and $4.49 billion, respectively, of interest-only one-to four-family residential mortgage loans. These loans are originated as adjustable-rate mortgage (“ARM”) loans with initial terms of five, seven or ten years with the interest-only portion of the payment based upon the initial loan term, or offered on a 30-year fixed-rate loan with interest-only payments for the first 10 years of the obligation. At the end of the initial 5-, 7- or 10-year interest-only period, the loan payment will adjust to include both principal and interest and will amortize over the remaining term so the loan will be repaid at the end of its original life. We had $135.2 million and $182.2 million of non-performing interest-only one-to four-family residential mortgage loans at December 31, 2013 and December 31, 2012, respectively.

In addition to our full documentation loan program, prior to January 2014, we originated loans to certain eligible borrowers as reduced documentation loans. We originated these types of loans for over 15 years. Loans eligible for reduced documentation processing are ARM loans, interest-only first mortgage loans and 10-, 15-, 20- and 30-year fixed-rate loans to owner-occupied primary and second home applicants. These loans are available in amounts up to 65% of the lower of the appraised value or purchase price of the property. Generally the maximum loan amount for reduced documentation loans is $750,000 and these loans are subject to higher interest rates than our full documentation loan products. Reduced documentation loans have an inherently higher level of risk compared to loans with full documentation. Reduced documentation loans represent 21.3% of our one- to four-family first mortgage loans at December 31, 2013. Included in our loan portfolio at December 31, 2013 are $4.27 billion of amortizing reduced documentation loans and $826.5 million of reduced documentation interest-only loans as compared to $4.24 billion and $1.00 billion, respectively, at December 31, 2012. Non-performing loans at December 31, 2013 include $182.9 million of amortizing reduced documentation loans and $48.8 million of interest-only reduced documentation loans as compared to $189.5 million and $74.5 million, respectively, at December 31, 2012.

Notes to Consolidated Financial Statements

The following table is a comparison of our delinquent loans by class at December 31:

	30-59 Days	60-89 Days	90 Days or more	Total Past Due	Current Loans	Total Loans	90 Days or more and accruing (1)
	(In thousands)
2013
One- to four-family first mortgages:
Amortizing	$274,303	$132,910	$903,485	$1,310,698	$18,912,746	$20,223,444	$132,844
Interest-only	34,277	21,283	135,228	190,788	3,457,944	3,648,732	-
Multi-family and commercial mortgages	1,384	5,983	3,189	10,556	15,115	25,671	-
Construction loans	-	-	294	294	-	294	-
Consumer and other loans:
Fixed-rate second mortgages	484	129	1,412	2,025	84,054	86,079	-
Home equity lines of credit	1,389	1,163	3,895	6,447	102,103	108,550	-
Other	58	45	1,741	1,844	18,215	20,059	-

Total	$311,895	$161,513	$1,049,244	$1,522,652	$22,590,177	$24,112,829	$132,844

2012
One- to four-family first mortgages:
Amortizing	$327,122	$206,033	$965,956	$1,499,111	$20,821,950	$22,321,061	$129,553
Interest-only	58,004	29,609	182,239	269,852	4,216,023	4,485,875	-
Multi-family and commercial mortgages	6,474	3,190	1,688	11,352	20,907	32,259	-
Construction loans	-	-	4,669	4,669	-	4,669	-
Consumer and other loans:
Fixed-rate second mortgages	587	68	1,665	2,320	103,919	106,239	-
Home equity lines of credit	1,592	379	3,996	5,967	113,905	119,872	-
Other	62	-	2,314	2,376	18,528	20,904	-

Total	$393,841	$239,279	$1,162,527	$1,795,647	$25,295,232	$27,090,879	$129,553

(1) Loans that are past due 90 days or more and still accruing interest are loans that are guaranteed by the FHA.

The following table presents the geographic distribution of our loan portfolio as a percentage of total loans and of our non-performing loans as a percentage of total non-performing loans at December 31:

	2013		2012
	Total loans	Non-performing Loans	Total loans	Non-performing Loans
New Jersey	42.5%	44.2%	43.0%	47.9%
New York	27.1	24.1	24.7	22.0
Connecticut	14.9	8.0	14.7	7.1

Total New York metropolitan area	84.5	76.3	82.4	77.0

Pennsylvania	4.9	2.4	4.8	1.9
Virginia	1.8	2.3	2.4	2.6
Massachusetts	1.8	1.6	1.5	1.6
Illinois	1.6	4.8	2.0	4.6
Maryland	1.7	4.7	2.0	4.2
All others	3.7	7.9	4.9	8.1

Total outside New York metropolitan area	15.5	23.7	17.6	23.0

	100.0%	100.0%	100.0%	100.0%

Notes to Consolidated Financial Statements

The following is a summary of loans, by class, on which the accrual of income has been discontinued and loans that are contractually past due 90 days or more but have not been classified as non-accrual at December 31:

	2013	2012
	(In thousands)

Non-accrual loans:
One-to four-family amortizing loans	$770,641	$836,403
One-to four-family interest-only loans	135,228	182,239
Multi-family and commercial mortgages	3,189	1,688
Construction loans	294	4,669
Fixed-rate second mortgages	1,412	1,665
Home equity lines of credit	3,895	3,996
Other loans	1,741	2,314

Total non-accrual loans	916,400	1,032,974
Accruing loans delinquent 90 days or more (1)	132,844	129,553

Total non-performing loans	$1,049,244	$1,162,527

(1) Loans that are past due 90 days or more and still accruing interest are loans that are insured by the FHA.

The total amount of interest income on non-accrual loans that would have been recognized if interest on all such loans had been recorded based upon original contract terms amounted to approximately $58.4 million for 2013 as compared to $64.0 million for 2012. Hudson City is not committed to lend additional funds to borrowers on non-accrual status.

Non-performing loans exclude troubled debt restructurings that are accruing and have been performing in accordance with the terms of their restructure agreement for at least six months. The following table presents information regarding loans modified in a troubled debt restructuring at the dates indicated:

	At December 31,
	2013	2012
	(In thousands)
Troubled debt restructurings:
Current	$108,413	$64,438
30-59 days	19,931	28,988
60-89 days	17,407	14,346
90 days or more	176,797	107,320

Total troubled debt restructurings	322,548	215,092

Notes to Consolidated Financial Statements

The following table presents loan portfolio class modified as troubled debt restructurings during the years ended December 31, 2013 and 2012. The pre-restructuring and post-restructuring outstanding recorded investments disclosed in the table below represent the loan carrying amounts immediately prior to the restructuring and the carrying amounts at December 31, 2013 and 2012, respectively:

	2013			2012
	Number of Contracts	Pre-restructuring Outstanding Recorded Investment	Post-restructuring Outstanding Recorded Investment	Number of Contracts	Pre-restructuring Outstanding Recorded Investment	Post-restructuring Outstanding Recorded Investment
	(In thousands)

Troubled debt restructurings:
One-to-four family first mortgages:
Amortizing	933	$318,908	$281,481	633	$224,798	$197,392
Interest-only	55	35,226	31,564	15	8,593	8,652
Multi-family and commercial mortgages	2	7,029	7,029	2	7,038	7,038
Consumer and other loans	24	2,672	2,474	16	2,011	2,009

Total	1,014	$363,835	$322,548	666	$242,440	$215,091

Loans evaluated for impairment include loans classified as troubled debt restructurings and non-performing multi-family, commercial and construction loans. The following table presents our loans evaluated for impairment by class at December 31:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
	(In thousands)
2013
One-to four-family amortizing loans	$281,481	$319,783	$-	$301,291	$7,013
One-to four-family interest-only loans	31,564	35,924	-	33,398	854
Multi-family and commercial mortgages	8,002	9,289	414	8,307	368
Construction loans	181	294	113	295	-
Consumer and other loans	2,411	2,474	63	2,575	108

Total	$323,639	$367,764	$590	$345,866	$8,343

2012
One-to four-family amortizing loans	$197,392	$225,722	$-	$211,953	$5,036
One-to four-family interest-only loans	8,652	8,937	-	8,634	288
Multi-family and commercial mortgages	8,329	9,720	518	9,291	484
Construction loans	3,476	4,592	1,116	4,428	-
Consumer and other loans:	1,941	2,009	68	2,014	79

Total	$219,790	$250,980	$1,702	$236,320	$5,887

Notes to Consolidated Financial Statements

The following is an analysis of the ALL at December 31:

	2013	2012	2011
	(In thousands)

Balance at beginning of year	$302,348	$273,791	$236,574

Charge-offs	(87,854)	(87,100)	(97,096)
Recoveries	25,103	20,657	14,313

Net charge-offs	(62,751)	(66,443)	(82,783)

Provision for loan losses	36,500	95,000	120,000

Balance at end of year	$276,097	$302,348	$273,791

The following table presents the activity in our ALL by portfolio segment at the year indicated.

	One-to four- Family Mortgages	Multi-family and Commercial Mortgages	Construction	Consumer and Other Loans	Total
	(In thousands)
Balance at December 31, 2011	$264,922	$4,382	$734	$3,753	$273,791
Provision for loan losses	95,282	(1,572)	382	908	95,000
Charge-offs	(85,763)	(873)	-	(464)	(87,100)
Recoveries	20,655	-	-	2	20,657

Net charge-offs	(65,108)	(873)	-	(462)	(66,443)

Balance at December 31, 2012	$295,096	$1,937	$1,116	$4,199	$302,348

Provision for loan losses	38,380	(1,132)	(1,003)	255	36,500
Charge-offs	(87,288)	-	-	(566)	(87,854)
Recoveries	25,073	-	-	30	25,103

Net charge-offs	(62,215)	-	-	(536)	(62,751)

Balance at December 31, 2013	$271,261	$805	$113	$3,918	$276,097

Loan portfolio:
Balance at end of year
Individually evaluated for impairment	$313,045	$8,416	$294	$2,474	$324,229
Collectively evaluated for impairment	23,559,133	17,255	-	212,212	23,788,600
Allowance
Individually evaluated for impairment	$24,984	$414	$113	$63	$25,574
Collectively evaluated for impairment	246,277	391	-	3,855	250,523

Historically, our primary lending emphasis has been the origination and purchase of one- to four-family first mortgage loans on residential properties and, to a lesser extent, second mortgage loans on one- to four-family residential properties resulting in a loan concentration in residential first mortgage loans at December 31, 2013. As a result of our lending practices, we also have a concentration of loans secured by real property located primarily in New Jersey, New York and Connecticut. As of December 31, 2013, approximately 84.5% of our total loans are in the New York metropolitan area. Additionally, the states of Pennsylvania, Virginia, Massachusetts, Illinois and Maryland, accounted for 4.9%, 1.8%, 1.8%, 1.6%, and 1.7%, respectively of total loans. The remaining 3.7% of the loan portfolio is secured by real estate primarily in the remainder of our lending markets. Based on the composition of our loan portfolio, we believe the primary risks inherent in our portfolio are the continued weakened economic conditions due to the recent U.S. recession, continued high levels of unemployment, rising interest rates in the markets we lend and a decline in real estate market values in our market areas. Any one or a combination of these adverse trends may adversely affect our loan portfolio

Notes to Consolidated Financial Statements

resulting in increased delinquencies, non-performing assets, charge-offs and future levels of loan loss provisions. We consider these trends in market conditions in determining the ALL.

Due to the nature of our loan portfolio, our evaluation of the adequacy of our ALL is performed primarily on a “pooled” basis. Each quarter we prepare an analysis which categorizes the entire loan portfolio by certain risk characteristics such as loan type (fixed and variable one- to four-family, interest-only, reduced documentation, multi-family, commercial, construction, etc.), loan source (originated or purchased) and payment status (i.e., current or number of days delinquent). Loans with known potential losses are categorized separately. We assign estimated loss factors to the payment status categories on the basis of our assessment of the potential risk inherent in each loan type. These factors are periodically reviewed for appropriateness giving consideration to our loss experience, delinquency trends, portfolio growth and environmental factors such as the status of the regional economy and housing market, in order to ascertain that the loss factors cover probable and estimable losses inherent in the portfolio. We define our loss experience on non-performing loans as the ratio of the excess of the loan balance (including selling costs) over the updated collateral value to the principal balance of loans for which we have updated valuations. We obtain updated collateral values by the time a loan becomes 180 days past due and on an annual basis thereafter for as long as the loan remains non-performing. Based on our analysis, our loss experience on our non-performing one- to four-family first mortgage loans was approximately 13.6% during 2013 as compared to 14.3% during 2012.

One-to four-family mortgage loans that are individually evaluated for impairment consist primarily of troubled debt restructurings. If our evaluation indicates that the loan is impaired, we record a charge-off for the amount of the impairment. Loans that were individually evaluated for impairment, but would otherwise be evaluated on a pooled basis, are included in the collective evaluation if the individual evaluation indicated no impairment existed. This collective evaluation of one-to four-family mortgage loans that were also individually evaluated for impairment (but for which no impairment existed) resulted in an ALL of $25.0 million at December 31, 2013.

The ultimate ability to collect the loan portfolio is subject to changes in the real estate market and future economic conditions. From 2008 until 2011, house prices declined, both nationally and locally. Housing market conditions in our lending market areas weakened during this period as evidenced by reduced levels of sales, increasing inventories of houses on the market, declining house prices and an increase in the length of time houses remain on the market. Beginning in 2012, house prices stabilized and have increased during 2013.

Although we believe that we have established and maintained the ALL at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. While we continue to adhere to prudent underwriting standards, we are geographically concentrated in the New York metropolitan area of the United States and, therefore, are not immune to negative consequences arising from overall economic weakness and, in particular, a sharp downturn in the housing industry. Decreases in real estate values could adversely affect the value of property used as collateral for our loans. No assurance can be given in any particular case that our loan-to-value ratios will provide full protection in the event of borrower default. Adverse changes in the economy and increases in the unemployment rate may have a negative effect on the ability of our borrowers to make timely loan payments, which would have an adverse impact on our earnings. An increase in loan delinquencies would decrease our net interest income and may adversely impact our loss experience on non-performing loans which may result in an increase in the loss factors used in our quantitative analysis of the ALL, causing increases in our provision and ALL. Although we use the best information available, the level of the ALL remains an estimate that is subject to significant judgment and short-term change.

We obtain new collateral values by the time a loan becomes 180 days delinquent and then annually thereafter. If the estimated fair value of the collateral (less estimated selling costs) is less than the recorded investment in the loan, we charge-off an amount to reduce the loan to the fair value of the collateral less estimated selling costs. As a result, certain losses inherent in our non-performing loans are being recognized as charge-offs which may result in a lower ratio of the ALL to non-performing loans. Net charge-offs amounted to $62.8 million for 2013 as compared to $66.4 million for 2012.

Notes to Consolidated Financial Statements

7.	Banking Premises and Equipment, net

A summary of the net carrying value of banking premises and equipment at December 31 is as follows:

	2013	2012
	(In thousands)
Land	$5,806	$5,806
Buildings	56,004	56,574
Leasehold improvements	46,947	46,817
Furniture, fixtures and equipment	103,933	102,984

Total acquisition cost	212,690	212,181
Accumulated depreciation and amortization	(147,337)	(137,269)

Total banking premises and equipment, net	$65,353	$74,912

Amounts charged to net occupancy expense for depreciation and amortization of banking premises and equipment amounted to $10.5 million, $8.2 million and $8.4 million in 2013, 2012 and 2011, respectively.

Hudson City has entered into non-cancelable operating lease agreements with respect to banking premises and equipment. It is expected that many agreements will be renewed at expiration in the normal course of business. Future minimum rental commitments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Year	Amount
(In thousands)
2014	$10,672
2015	10,574
2016	10,388
2017	10,082
2018	9,960
Thereafter	91,277

Total	$142,953

Net occupancy expense included gross rental expense for bank premises of $12.7 million, $12.5 million, and $11.8 million in 2013, 2012, and 2011, respectively, and rental income of $330,000, $342,000, and $340,000 for the same respective years.

8.	Goodwill and Other Intangible Assets

Goodwill and other intangible assets amounted to $153.2 million and were recorded as a result of Hudson City Bancorp’s acquisition of Sound Federal Bancorp, Inc. in 2006.

The first step (“Step 1”) used to identify potential impairment involves comparing each reporting unit’s estimated fair value to its carrying amount, including goodwill. As a community-oriented bank, substantially all of the Company’s operations involve the delivery of loan and deposit products to customers and these operations constitute the Company’s only segment for financial reporting purposes. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount exceeds the estimated fair value, there is an indication of potential impairment and the second step (“Step 2”) is performed to measure the amount. Step 2 involves calculating an implied fair value of goodwill for each reporting unit for which impairment was indicated in Step 1. The implied fair value of goodwill is

Notes to Consolidated Financial Statements

determined in a manner similar to the amount of goodwill calculated in a business combination by measuring the excess of the estimated fair value of the reporting unit, as determined in Step 1, over the aggregate estimated fair values of the individual assets, liabilities, and identifiable intangibles, as if the reporting unit was being acquired at the impairment test date. Subsequent reversal of goodwill impairment losses is not permitted.

We performed our annual goodwill impairment analysis as of June 30, 2013. The Company announced the Merger in the third quarter of 2012. Based on the average actual closing price of our common stock and the average implied price, based on the terms of the Merger Agreement, for the period from the Merger announcement date, August 24, 2012, through June 30, 2013, the fair value of the Company would be between $4.23 billion and $4.35 billion. Since these amounts were less than the reported amount of shareholders’ equity, we performed Step 2 of the goodwill impairment test.

For Step 2 of the goodwill impairment test, we compared the fair value of the Company based on the merger price with the fair value of the assets and liabilities of the Company to calculate an implied goodwill. Based on our Step 2 analysis, the implied goodwill of the Company exceeded the carrying value of goodwill.

We also perform interim impairment reviews if certain triggering events occur which may indicate that the fair value of goodwill is less than the carrying value. There was no event or circumstance that occurred since our annual impairment test that would indicate that the implied fair value of goodwill is less than its carrying value as of December 31, 2013.

Based on the results of the goodwill impairment analyses we performed during 2013, we concluded that goodwill was not impaired. Therefore, we did not recognize any impairment of goodwill or other intangible assets during the year ended December 31, 2013. The estimated fair value of the Company is based on, among other things, the market price of our common stock as calculated based on the terms of the Merger. If the Merger Agreement is terminated, the market price of Hudson City Bancorp common stock might decline to the extent that the current market price reflects a market assumption that the Merger will be completed. In the event the market price of Hudson City Bancorp common stock does so decline, we may be required to recognize a goodwill impairment charge. In addition, the fair values of the Company’s assets and liabilities are determined using estimates and assumptions and are highly sensitive to market interest rates. As a result of the current volatility in market and economic conditions, these estimates and assumptions are subject to change in the near-term and may result in the impairment in future periods of some or all of the goodwill on our balance sheet.

9.	Deposits

Deposits at December 31 are summarized as follows:

	2013			2012
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)
Savings	$1,009,237	4.70%	0.15%	$948,194	4.04%	0.25%
Noninterest-bearing demand	661,221	3.08	-	649,925	2.77	-
Interest-bearing demand	2,208,985	10.29	0.24	2,300,145	9.79	0.33
Money market	5,188,632	24.16	0.20	6,634,308	28.25	0.35
Time deposits	12,404,254	57.77	1.19	12,951,345	55.15	1.29

Total deposits	$21,472,329	100.00%	0.77%	$23,483,917	100.00%	$0.85%

Time deposits of $100,000 or more amounted to $5.12 billion and $5.17 billion at December 31, 2013 and 2012, respectively. Interest expense on time deposits of $100,000 or more for the years ended December 31,

Notes to Consolidated Financial Statements

2013, 2012 and 2011 was $65.2 million, $72.5 million, and $86.4 million, respectively. Included in noninterest-bearing demand accounts are mortgage escrow deposits of $85.8 million and $93.1 million at December 31, 2013 and 2012, respectively.

Scheduled maturities of time deposits at December 31, 2013 are as follows:

Year	Amount
(In thousands)
2014	$7,486,089
2015	3,263,807
2016	866,303
2017	470,748
2018 and thereafter	317,307

Total	$12,404,254

10.	Borrowed Funds

Borrowed funds at December 31 are summarized as follows:

	2013		2012
	Principal	Weighted Average Rate	Principal	Weighted Average Rate
	(Dollars in thousands)
Securities sold under agreements to repurchase:
FHLB	$800,000	4.53%	$800,000	4.53%
Other brokers	6,150,000	4.44	6,150,000	4.44

Total securities sold under agreements to repurchase	6,950,000	4.45	6,950,000	4.45

Advances from the FHLB	5,225,000	4.77	5,225,000	4.77

Total borrowed funds	$12,175,000	4.59%	$12,175,000	4.59%

Accrued interest payable	$64,061		$64,061

The average balances of borrowings and the maximum amount outstanding at any month-end are as follows:

	At or for the Year Ended December 31,
	2013	2012	2011
	(Dollars in thousands)
Repurchase Agreements:
Average balance outstanding during the year	$6,950,000	$6,950,000	$9,127,800

Maximum balance outstanding at any month-end during the year	$6,950,000	$6,950,000	$14,750,000

Weighted average rate during the period	4.51%	4.52%	4.37%

FHLB Advances:
Average balance outstanding during the year	$5,225,000	$6,623,094	$13,349,342

Maximum balance outstanding at any month-end during the year	$5,225,000	$7,875,000	$14,875,000

Weighted average rate during the period	4.84%	4.02%	3.44%

Notes to Consolidated Financial Statements

At December 31, 2013, approximately $6.60 billion of our borrowed funds may be put back to us at the discretion of the issuer after an initial no-put period. At that date, borrowed funds had scheduled maturities and potential put dates as follows:

	Borrowings by Scheduled Maturity Date		Borrowings by Earlier of Scheduled Maturity or Next Potential Put Date
Year	Principal	Weighted Average Rate	Principal	Weighted Average Rate
	(Dollars in thousands)
2014	$-	-%	$6,400,000	4.44%
2015	75,000	4.62	275,000	4.10
2016	3,925,000	4.92	3,925,000	4.92
2017	2,475,000	4.37	-	-
2018	700,000	3.65	250,000	3.10
2019	1,725,000	4.62	1,325,000	4.69
2020	3,275,000	4.53	-	-

Total	$12,175,000	4.59%	$12,175,000	4.59%

The amortized cost and fair value of the underlying securities used as collateral for securities sold under agreements to repurchase, at or for the years ended December 31 are as follows:

	At December 31,
	2013	2012	2011
	(In thousands)
Amortized cost of collateral:
United States government-sponsored enterprise securities	$298,190	$-	$500,000
Mortgage-backed securities	7,886,833	8,672,162	8,467,397

Total amortized cost of collateral	$8,185,023	$8,672,162	$8,967,397

Fair value of collateral:
United States government-sponsored enterprise securities	$290,194	$-	$500,464
Mortgage-backed securities	8,045,674	8,991,053	8,747,418

Total fair value of collateral	$8,335,868	$8,991,053	$9,247,882

The Company had two collateralized borrowings in the form of repurchase agreements totaling $100.0 million with Lehman Brothers, Inc. Lehman Brothers, Inc. is currently in liquidation under the Securities Industry Protection Act (“SIPA”). Mortgage-backed securities with an amortized cost of approximately $114.1 million were pledged as collateral for these borrowings and we demanded the return of this collateral. The trustee for the SIPA liquidation of Lehman Brothers, Inc. (the “Trustee”) notified the Company in the fourth quarter of 2011 that it no longer holds these securities and considers our claim to be approximately $13.9 million representing the excess of the fair value of the collateral over the $100.0 million repurchase price. While we dispute the Trustee’s calculation of the claim, as a result of the Trustee’s position, we removed the mortgage-backed securities and the borrowings from our balance sheet at December 31, 2011 and recorded the net amount as a receivable included in other assets (the “Net Claim”). While we intend to pursue full recovery of our Net Claim, we have a reserve of $3.9 million against the receivable balance at December 31, 2013. There can be no assurances as to the amount of the final settlement of this transaction.

At December 31, 2013, we had unused lines of credit available from the FHLB, other than repurchase agreements, of up to $500.0 million. These lines of credit are renewed on an annual basis by the FHLB. Our

Notes to Consolidated Financial Statements

advances from the FHLB are secured by our investment in FHLB stock and by a blanket security agreement. This agreement requires us to maintain as collateral certain qualifying assets (such as one- to-four family residential mortgage loans) with a fair value, as defined, at least equal to 110% of any outstanding advances.

11.	Employee Benefit Plans

a)	Retirement and Other Postretirement Benefits

Non-contributory retirement and postretirement plans are maintained to cover employees hired prior to August 1, 2005, including retired employees, who have met the eligibility requirements of the plans. Benefits under the qualified and non-qualified defined benefit retirement plans are based primarily on years of service and compensation. In 2005, participation in the non-contributory retirement plan was restricted to those employees hired on or before July 31, 2005. Employees hired on or after August 1, 2005 will not participate in the plan. Also in 2005, the plan for postretirement benefits, other than pensions, was changed to restrict participation to those employees hired on or before July 31, 2005, and placed a cap on the premium value of the non-contributory coverage provided at the 2007 premium rate, beginning in 2008, for those eligible employees who retire after December 31, 2005.

Funding of the qualified retirement plan is actuarially determined on an annual basis. It is our policy to fund the qualified retirement plan sufficiently to meet the minimum requirements set forth in the Employee Retirement Income Security Act of 1974. The non-qualified retirement plan, for certain executive officers, is unfunded and had a projected benefit obligation of $24.0 million at December 31, 2013 and $25.7 million at December 31, 2012. Certain health care and life insurance benefits are provided to eligible retired employees (“other benefits”). Participants generally become eligible for retiree health care and life insurance benefits after 10 years of service. The measurement date for year-end disclosure information is December 31 and the measurement date for net periodic benefit cost is January 1.

The following table shows the change in benefit obligation, the change in plan assets, and the funded status for the retirement plans and other benefits at December 31:

	Retirement Plans		Other Benefits
	2013	2012	2013	2012
	(In thousands)
Change in Benefit Obligation:
Benefit obligation at beginning of year	$207,836	$185,415	$53,959	$51,721
Service cost	5,005	4,875	1,174	1,113
Interest cost	8,495	8,697	2,074	2,276
Participant contributions	-	-	175	178
Actuarial (gain) loss	(19,999)	14,451	(6,083)	1,109
Benefits paid	(6,199)	(5,602)	(3,089)	(2,438)
Medicaid subsidy	-	-	266	-

Benefit obligation at end of year	195,138	207,836	48,476	53,959

Change in Plan Assets:
Fair value of plan assets at beginning of year	160,245	148,397	-	-
Actual return on plan assets	23,509	16,849	-	-
Employer contributions	689	601	2,914	2,260
Participant contributions	-	-	175	178
Benefits paid	(6,199)	(5,602)	(3,089)	(2,438)

Fair value of plan assets at end of year	178,244	160,245	-	-

Funded status	$(16,894)	$(47,591)	$(48,476)	$(53,959)

Notes to Consolidated Financial Statements

Funded status amounts recognized in the consolidated statements of financial condition at December 31 consist of:

	Retirement Plans		Other Benefits
	2013	2012	2013	2012
	(In thousands)
Accrued expenses and other liabilities	$16,894	$47,591	$48,476	$53,959

Pre-tax amounts recognized as components of total accumulated other comprehensive income at December 31 consist of:

	Retirement Plans		Other Benefits
	2013	2012	2013	2012
	(In thousands)
Net actuarial loss	$46,484	$82,799	$15,565	$22,808
Prior service cost (credit)	838	1,196	(16,210)	(17,775)

Total	$47,322	$83,995	$(645)	$5,033

The accumulated benefit obligation for all defined benefit retirement plans was $172.6 million and $180.2 million at December 31, 2013 and 2012, respectively.

Net periodic benefit cost for the years ended December 31 included the following components:

	Retirement Plans			Other Benefits
	2013	2012	2011	2013	2012	2011
	(In thousands)

Net periodic benefit cost:
Service cost	$5,005	$4,875	$4,160	$1,174	$1,113	$970
Interest cost	8,495	8,697	8,926	2,074	2,275	2,584
Expected return on assets	(12,968)	(12,017)	(12,312)	-	-	-
Amortization of:
Net actuarial loss	5,775	5,759	4,062	1,160	1,153	1,305
Prior service cost (credit)	358	358	346	(1,565)	(1,565)	(1,565)

Net periodic benefit cost	6,665	7,672	5,182	2,843	2,976	3,294

Other changes in plan assets and benefit obligations recognized in other comprehensive income:
Net actuarial (gain) loss	(30,540)	9,619	32,436	(6,083)	1,110	1,743
Amortization of net actuarial loss	(5,775)	(5,759)	(4,062)	(1,160)	(1,153)	(1,305)
Amortization of prior service cost	(358)	(358)	(346)	1,565	1,565	1,565

Total recognized in other comprehensive income	(36,673)	3,502	28,028	(5,678)	1,522	2,003

Total recognized in net periodic benefit cost and other comprehensive income	$(30,008)	$11,174	$33,210	$(2,835)	$4,498	$5,297

The estimated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2014 are $2.5 million and $231,000 respectively. The estimated net actuarial loss and prior service credit for other defined benefit post-retirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2014 are $748,000 and $1.6 million, respectively.

Notes to Consolidated Financial Statements

The following are the weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

	Retirement Plans			Other Benefits
	2013	2012	2011	2013	2012	2011
Discount rate	4.00%	4.63%	5.75%	4.00%	4.55%	5.50%
Expected return on assets	8.25	8.25	8.25	-	-	-
Rate of compensation increase	3.50	4.00	4.00	-	-	-

The following are the weighted-average assumptions used to determine benefit obligations at December 31:

	Retirement Plans		Other Benefits
	2013	2012	2013	2012

Discount rate	4.75%	4.15%	4.70%	4.00%
Rate of compensation increase	3.50	3.50	-	-

The overall expected return on assets assumption is based on the historical performance of the pension fund. The average return over the past ten years was determined for the market value of assets, which is the value used in the calculation of annual net periodic benefit cost.

The assumed health care cost trend rate used to measure the expected cost of other benefits for 2013 was 8.00%. The rate was assumed to decrease gradually to 4.50% for 2021 and remain at that level thereafter.

A 1% change in the assumed health care cost trend rate would have the following effects on other benefits:

	1% Increase	1% Decrease
	(In thousands)
Effect on total service cost and interest cost	$(90)	$115
Effect on other benefit obligations	(717)	992

Funds in Hudson City’s qualified retirement plan are invested in a commingled asset allocation fund (the “Fund”) of a well-established asset management company and in Hudson City Bancorp, Inc. common stock. The purpose of the Fund is to provide a diversified portfolio of equities, fixed income instruments and cash. The plan trustee, in its absolute discretion, manages the Fund. The Fund is maintained with the objective of providing investment results that outperform a static mix of 55% equity, 35% bond and 10% cash, as well as the median manager of balanced funds. In order to achieve the Fund’s return objective, the Fund will combine fundamental analysis and a quantitative proprietary model to allocate and reallocate assets among the three broad investment categories of equities, money market instruments and other fixed income obligations. As market and economic conditions change, these ratios will be adjusted in moderate increments of about five percentage points. It is intended that the equity portion will represent approximately 40% to 70%, the bond portion approximately 25% to 55% and the money market portion 0% to 25%. Performance results are reviewed at least annually with the asset management company of the Fund.

Equity securities held by the Fund include Hudson City Bancorp common stock in the amount of $6.6 million (3.7% of total plan assets) as of December 31, 2013, and $5.7 million (3.6% of total plan assets) as of December 31, 2012. This stock was purchased at an aggregate cost of $6.0 million using a cash contribution made by Hudson City Savings in July 2003. Our plan may not purchase our common stock if, after the purchase, the fair value of our common stock held by the plan equals or exceeds 10% of the fair value of plan assets. We review with the plan administrator the rebalancing of plan assets if the fair value of our common stock held by the plan exceeds 20% of the fair value of the total plan assets.

Notes to Consolidated Financial Statements

The following table presents the fair value of the retirement plan’s assets at the dates indicated by asset class:

		Fair Value Measurements at December 31, 2013
Asset Class	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Cash	4,014	4,014	-	-
Guaranteed deposit fund (a)	11,669	-	-	11,669
Equity Securities (b)	94,648	94,648	-	-
Fixed income securities (c)	67,913	-	67,913	-

	$178,244	$98,662	$67,913	$11,669

		Fair Value Measurements at December 31, 2012
Asset Class	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
Cash	8,000	8,000	-	-
Guaranteed deposit fund (a)	11,819	-	-	11,819
Equity Securities (b)	83,279	83,279	-	-
Fixed income securities (c)	57,147	-	57,147	-

	$160,245	$91,279	$57,147	$11,819

(a)	The Guaranteed Deposit Fund (the “Fund”) is an investment in the general account of the Prudential Retirement Insurance and Annuity Company and represents an insurance claim supported by all general account assets. The Fund’s assets are intermediate-term, high-grade fixed income securities consisting of commercial mortgages, private placement bonds, publicly-traded debt securities and asset-backed securities.
(b)	This class includes a mutual fund that invests primarily in stocks representative of the whole U.S. stock market. The objectives of this mutual fund is to outperform the U.S. stock markets. This class also includes $6.6 million and $5.7 million of Hudson City Bancorp, Inc. common stock at December 31, 2013 and 2012, respectively.
(c)	This class includes investments in U.S. Treasuries, MBSs issued by GSEs, investment-grade corporate bonds and sovereign debt.

The following table presents a reconciliation of Level 3 assets measured at fair value at December 31:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	(In thousands)
	Guaranteed Deposit Fund
	2013	2012
Beginning balance	$11,819	$11,912
Purchases, sales, issuances and settlements (net)	(150)	(93)

Ending balance	$11,669	$11,819

We made contributions of $689,000 and $601,000 to our retirement plans during 2013 and 2012, respectively. We do not expect to make a contribution during 2014.

Notes to Consolidated Financial Statements

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid under the current provisions of the plans.

Year	Retirement Plans	Other Benefits
	(In thousands)
2014	$7,764	$2,970
2015	8,316	3,159
2016	8,988	3,373
2017	9,567	3,500
2018	10,489	3,666
2019 through 2023	61,031	19,661

b) Employee Stock Ownership Plan

The ESOP is a tax-qualified plan designed to invest primarily in Hudson City common stock that provides employees with the opportunity to receive an employer-funded retirement benefit based primarily on the value of Hudson City common stock. Employees are generally eligible to participate in the ESOP after one year of service providing they worked at least 1,000 hours during the plan year and attained age 21. Participants who do not have at least 1,000 hours of service during the plan year or are not employed on the last working day of a plan year are generally not eligible for an allocation of stock for such year. The ESOP was authorized to purchase 27,879,385 shares following our initial public offering and an additional 15,719,223 shares following our second-step conversion for a total of 43,598,608 shares of Hudson City common stock which were purchased at an average price of $5.69 per share with loans from Hudson City Bancorp.

The combined outstanding loan principal at December 31, 2013 was $220.8 million. Those shares purchased were pledged as collateral for the loan and are released from the pledge for allocation to participants as loan payments are made. The loan will be repaid and the shares purchased will be allocated to employees in equal installments of 962,185 shares per year over a forty-year period. The annual allocation of shares is based on the ratio of a participant’s eligible compensation, as defined in the ESOP document, as a percentage of total eligible compensation of all participants in the ESOP. Dividends on allocated and unallocated shares, to the extent that they exceed the scheduled principal and interest payments on the ESOP loan, are paid to participants in cash.

Through December 31, 2013, a total of 13,770,884 shares have been allocated or committed to be allocated to participants. Unallocated ESOP shares held in suspense totaled 29,827,724 at December 31, 2013 and had a fair value of $281.3 million. ESOP compensation expense for the years ended December 31, 2013, 2012 and 2011 was $8.5 million, $6.8 million, and $7.9 million, respectively.

The ESOP restoration plan is a non-qualified plan that provides supplemental benefits to certain executives who are prevented from receiving the full benefits contemplated by the employee stock ownership plan’s benefit formula. The supplemental cash payments consist of payments representing shares that cannot be allocated to participants under the ESOP due to the legal limitations imposed on tax-qualified plans and, in the case of participants who retire before the repayment in full of the ESOP’s loan, payments representing the shares that would have been allocated if employment had continued through the full term of the loan. We accrue for these benefits over the period during which employees provide services to earn these benefits. At December 31, 2013 and 2012, we had accrued $19.8 million and $21.7 million, respectively for the ESOP restoration plan. Compensation expense related to this plan amounted to credits of $(1.8) million, $(2.3) million and $(8.7) million in 2013, 2012 and 2011, respectively.

Notes to Consolidated Financial Statements

c) Stock Option Plans

Compensation expense for stock option grants is recognized based upon the grant-date fair value of those awards over the period of requisite service. The purpose of our stock-based compensation plans is to promote the growth and profitability of Hudson City Bancorp by providing directors, officers and employees with an equity interest in Hudson City Bancorp as an incentive to achieve corporate goals.

Each stock option granted entitles the holder to purchase one share of Hudson City’s common stock at an exercise price not less than the fair value of a share of common stock at the date of grant. Options granted generally vest over a five year period from the date of grant and will expire no later than 10 years following the grant date. Under the Hudson City stock option plans existing prior to 2006, 36,323,960 shares of Hudson City Bancorp, Inc. common stock have been reserved for issuance. Directors and employees have been granted 36,503,507 stock options, including 240,819 shares previously issued, but forfeited by plan participants prior to exercise.

In June 2006, our shareholders approved the Hudson City Bancorp, Inc. 2006 Stock Incentive Plan (the “SIP”) authorizing us to grant up to 30,000,000 shares of common stock. In July 2006, the Compensation Committee of the Board of Directors of Hudson City Bancorp (the “Committee”), authorized grants to each non-employee director, executive officers and other employees to purchase shares of the Company’s common stock, pursuant to the 2006 SIP. Grants of stock options made through December 31, 2010 pursuant to the 2006 SIP amounted to 23,120,000 options at an exercise price equal to the fair value of our common stock on the grant date, based on quoted market prices. Of these options, 6,067,500 have vesting periods ranging from one to five years and an expiration period of ten years. The remaining 17,052,500 shares have vesting periods ranging from two to three years if certain financial performance measures are met. The financial performance measures for each of these awards, other than the performance stock options granted in 2010 (“2010 grants”), have been met so we have recorded compensation expenses for these awards accordingly. One of the two performance measures related to the 2010 option grants was not met so the Company recorded expense for only half of the 2010 option grants. The options that did not vest are reflected as forfeitures in the table below.

In April 2011, our shareholders approved the Hudson City Bancorp, Inc. Amended and Restated 2011 Stock Incentive Plan (the “2011 SIP”) authorizing us to grant up to 28,750,000 shares of common stock including 2,070,000 shares remaining under the 2006 SIP. During 2011, the Committee authorized stock option grants (the “2011 option grants”) pursuant to the 2011 SIP for 1,618,932 options at an exercise price equal to the fair value of our common stock on the grant date, based on quoted market prices. Of these options, 1,308,513 will vest between April 2014 and July 2014 if certain financial performance measures are met and employment continues through the vesting date (the “2011 Performance Options”). The remaining 310,419 options vested in April 2012. The 2011 option grants have an expiration period of ten years. We have determined that it is probable these performance measures for the 2011 Performance Options will be met and have recorded compensation expense for the those grants accordingly. No stock options were granted during 2013 and 2012.

The fair values of the option grants were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011
	Retention Options	Performance Options
Expected dividend yield	3.37%	3.37%
Expected volatility	43.54	36.93
Risk-free interest rate	1.06	2.01
Expected option life	3 years	5 years
Fair value of options granted	$2.32	$2.39

Notes to Consolidated Financial Statements

The dividend yield assumptions were based on our current declared dividend as a percentage of the stock price on the grant date. The expected volatility assumptions were calculated based on the weighting of our historical and rolling volatility for the expected term of the option grants. The risk-free interest rate was determined by reference to the continuously compounded yield on Treasury obligations for the expected term. The expected option life was based on historic optionee behavior for prior option grant awards. As a result of low employee turnover, the assumption regarding the forfeiture rate of option grants had no effect on the fair value estimate.

Compensation expense related to our outstanding stock options amounted to $942,000, $1.7 million and $5.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

A summary of the status of the granted, but unexercised stock options as of December 31, and changes during those years, is presented below:

	2013		2012		2011
	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	27,775,857	$12.97	28,825,986	$12.77	28,129,885	$12.68
Granted	-	-	-	-	1,618,932	9.22
Exercised	(222,510)	6.32	(702,545)	5.56	(870,331)	3.64
Forfeited	(2,150,392)	12.99	(347,584)	12.05	(52,500)	12.13

Outstanding at end of year	25,402,955	$13.02	27,775,857	$12.97	28,825,986	$12.77

Shares issued upon the exercise of stock options are issued from treasury stock. Hudson City has an adequate number of treasury shares available for sale for future stock option exercises. The total intrinsic value of the options exercised during 2013, 2012 and 2011 was $530,000, $1.1 million, and $3.9 million, respectively.

Notes to Consolidated Financial Statements

The following table summarizes information about our stock options outstanding at December 31, 2013:

Options Outstanding			Options Exercisable
Number Of Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Of Options Exercisable	Weighted Average Exercise Price
304,308	1 month	11.91	304,308	11.91
1,930,651	2 months	12.22	1,930,651	12.22
448,840	4 months	10.33	448,840	10.33
383,724	1 year	11.17	383,724	11.17
7,827,500	2.5 years	12.76	7,827,500	12.76
350,000	3 years	13.35	350,000	13.35
3,037,500	3 years	13.78	3,037,500	13.78
3,600,000	4 years	15.69	3,600,000	15.69
350,000	4 years	18.84	350,000	18.84
50,000	4 years	12.00	50,000	12.00
350,000	5 years	12.81	350,000	12.81
2,880,000	5 years	12.03	2,880,000	12.03
1,975,000	6 years	13.12	1,975,000	13.12
300,000	6 years	13.47	300,000	13.47
37,500	6.5 years	12.10	37,500	12.10
1,376,119	7.5 years	9.50	160,419	9.50
150,000	7.5 years	9.77	150,000	9.77
51,813	7.5 years	8.33	-	-

25,402,955		$ 13.02	24,135,442	$ 13.21

The total intrinsic value of the options outstanding was $57,000 as of December 31, 2013. At December 31, 2013, unearned compensation costs related to all unvested awards of options not yet recognized totaled $282,000, and will be recognized over a weighted-average period of approximately 1.3 years.

d) Restricted Stock Plans

Hudson City Bancorp granted stock awards pursuant to the RRP established in January 2000 and the SIP established in January 2006. Expense for stock awards is recognized ratably over the vesting period based on the fair value of the common stock on the grant date. No stock awards have been granted pursuant to the 2011 SIP.

The RRP were authorized, in the aggregate, to purchase not more than 14,901,480 shares of common stock, and have purchased 14,887,855 shares on the open market at an average price of $2.91 per share. Generally, restricted stock grants are held in escrow for the benefit of the award recipient until vested. Awards outstanding generally vest in five annual installments commencing one year from the date of the award. As of December 31, 2013, common stock that had not been awarded totaled 13,625 shares.

During 2009, the Committee granted performance-based stock awards (the “2009 stock awards”) pursuant to the 2006 SIP for 847,750 shares of our common stock. These shares were issued from treasury stock and were scheduled to vest in annual installments over a three-year period if certain performance measures were met and employment continued through the vesting date. These performance measures were met and we recorded compensation expense for the 2009 stock awards over the vesting period based on the fair value of the shares on the grant date which was $12.03. In addition to the 2009 stock awards, grants were made in 2010 (the “2010 stock awards”) pursuant to the 2006 SIP for 18,000 shares of our common stock. Expense for the 2010 stock awards is recognized over the vesting period of three years and is based on the fair value of the shares on the

Notes to Consolidated Financial Statements

grant date which was $13.12. Total compensation expense for the restricted stock plans amounted to $79,000 and $3.5 million for the years ended December 31, 2012 and 2011, respectively.

A summary of the status of the granted, but unvested shares under the RRP and SIP Plan as of December 31, and changes during those years, is presented below:

	2012		2011
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	294,584	$12.07	583,167	$12.06
Granted	-	-	-	-
Vested	(288,584)	12.05	(288,583)	12.05
Forfeited	(6,000)	13.12	-	-

Outstanding at end of period	-	$-	294,584	$12.07

The per share weighted-average vesting date fair value of the shares vested during 2012 and 2011 was $6.83 and $9.50, respectively.

e) Stock Unit Awards

Hudson City Bancorp granted stock unit awards to a newly appointed member of the Board of Directors in July 2010. These awards were for a value of $250,000 which was converted to common stock equivalents (stock units) of 20,661 shares. These units vest annually over a three-year period if service continues through the vesting dates. Vested units will be settled in shares of our common stock following the director’s departure from the Board of Directors. Stock unit awards were also made in 2011 (the “2011 stock unit awards”) pursuant to the 2011 SIP for a total value of $9.7 million, or stock units of 1,004,230 shares. 2011 stock unit awards to employees vest if service continues through the third anniversary of the awards, and will be settled, if vested, in shares of our common stock on the third and fifth anniversaries of the awards. 2011 stock unit awards to directors vest if service continues through the first anniversary of the award, and are settled in shares of our common stock following the director’s departure from the Board of Directors.

Stock unit awards were made in 2012 (the “2012 stock unit awards”) pursuant to the 2011 SIP for a total of $12.7 million, or stock units of 1,768,681 shares. 2012 stock unit awards to employees vest if service continues through the third anniversary of the awards and certain financial performance measures are met. The 2012 stock unit awards include stock units of 974,528 shares that will be settled, if vested, in shares of our common stock on the third and sixth anniversaries of the awards. The 2012 stock unit awards also included variable performance stock units (“VPUs”) of 718,826 shares which will be settled, if vested, in shares of our common stock on the third anniversary of the awards. Half of each VPU award is conditioned on the ranking of the total shareholder return of the Company’s common stock over the calendar years 2012 to 2014 against the total shareholder return of a peer group of 50 companies and the other half was conditioned on the Company’s attainment of return on tangible equity measures for the calendar year 2012. Based on the level of performance of each award, between 0% and 150% of the VPUs may vest. The market condition requirements are reflected in the grant date fair value of the award, and the compensation expense for the award will be recognized regardless of whether the market conditions are met. Based on performance through December 31, 2012, the Company has determined that no more than 60.25% of the VPUs subject to the return on tangible equity condition may vest upon service through their vesting dates.

Notes to Consolidated Financial Statements

The fair value of the VPUs was estimated as of the date of grant using a Monte Carlo simulation model, which utilized multiple input variables that determine the probability of satisfying the market condition requirements applicable to each award as follows:

2012 VPUs
HCBK closing price	$ 7.10
Expected volatility	35.28%
Risk-free interest rate	0.39%
Remaining term (in years)	2.68
Fair value of VPUs granted	$ 7.44

The expected volatility assumption was calculated based on the weighting of our historical and rolling volatility for the expected term of the grants. The risk-free interest rate was determined by reference to the continuously compounded yield on Treasury obligations for the expected term.

The remaining 75,327 2012 stock unit awards, which were granted to outside directors, vested in April 2013 and will be settled upon resignation from the Board of Directors. Expense for the stock unit awards is recognized over their vesting period and is based on the fair value of our common stock on each stock unit grant date, based on quoted market prices.

Stock unit awards were made in 2013 (the “2013 stock unit awards”) pursuant to the 2011 SIP for a total of $13.8 million, or stock units of 1,672,639 shares. The 2013 stock unit awards include 1,480,100 shares granted to employees in June 2013 that will vest in annual installments, upon continued service through January 1, 2014, 2015, and 2016 and the attainment of certain financial performance measures. The 2013 stock unit awards also include 138,800 shares which were granted in April 2013 that will vest in annual installments upon continued service through April 2016. The remaining 53,739 2013 stock unit awards, which were granted in July 2013 to outside directors, will vest on continued service through April 2014 and will be settled upon the recipient’s resignation from the Board of Directors. These awards will be settled, if vested, in shares of our common stock on the final vesting date.

The fair values of the 2013 stock unit awards was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

2013 VPUs
HCBK closing price	$ 8.36
Expected volatility	28.00%
Risk-free interest rate	0.72%
Remaining term (in years)	2.41
Fair value of VPUs granted	$ 8.21

Expense attributable to the stock unit awards amounted to $9.6 million, $6.1 million and $2.6 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Notes to Consolidated Financial Statements

A summary of the status of the granted, but unvested shares under the SIP Plan as of December 31, and changes during those years, is presented below:

	Stock Unit Awards
	2013		2012		2011
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	2,764,372	$8.07	1,024,891	$9.75	20,661	$12.10
Granted	1,672,639	8.21	1,768,681	7.13	1,004,230	9.70
Forfeited	(154,865)	7.13	(29,200)	9.71	-	-

Outstanding at end of period	4,282,146	$8.16	2,764,372	$8.07	1,024,891	$9.75

f) Incentive Plans

A tax-qualified profit sharing and savings plan is maintained based on Hudson City’s profitability. All employees are eligible after one year of employment and the attainment of age 21. Expense related to this plan was $4.5 million, $2.3 million, and $2.3 million in 2013, 2012 and 2011, respectively.

Certain incentive plans are maintained to recognize key executives who are able to make substantial contributions to the long-term success and financial strength of Hudson City. At the end of each performance period, the value of the award is determined in accordance with established criteria. Participants can elect cash payment or elect to defer the award until retirement. The expense related to these plans was $10.1 million, $10.2 million, and $3.6 million in 2013, 2012 and 2011, respectively.

12.	Other Comprehensive Income (Loss)

The changes in accumulated other comprehensive income (loss) by component, net of tax, is as follows:

	Unrealized gains (losses) on securities available for sale	Postretirement Benefit Plans	Total
	(In thousands)
Balance at December 31, 2012	$122,629	$(52,659)	$69,970

Other comprehensive income (loss) before reclassifications	(84,158)	21,662	(62,496)
Amounts reclassified from accumulated other comprehensive (loss) income	(4,527)	3,389	(1,138)

Other comprehensive (loss) income	(88,685)	25,051	(63,634)

Balance at December 31, 2013	$33,944	$(27,608)	$6,336

Balance at December 31, 2011	$89,339	$(49,688)	$39,651

Other comprehensive income (loss) before reclassifications	33,290	(6,346)	26,944
Amounts reclassified from accumulated other comprehensive income	-	3,375	3,375

Other comprehensive income	33,290	(2,971)	30,319

Balance at December 31, 2012	$122,629	$(52,659)	$69,970

Notes to Consolidated Financial Statements

The following table presents the reclassification adjustment out of accumulated other comprehensive income (loss) included in net income and the corresponding line item on the consolidated statements of operations for the periods indicated:

Details about Accumulated Other Comprehensive Income Components	Amounts Reclassified from Accumulated Other Comprehensive Income				Line Item in the Statement of Income
	For the Years Ended December 31,
	2013	2012	2011
Securities available for sale:
Net realized gain on securities available for sale	$7,653	$-	$102,468		Gain on securities transaction, net
Income tax expense	(3,126)	-	(40,526)		Income tax expense

Net of income tax expense	4,527	-	61,942

Postretirement benefit pension plans:
Amortization of prior service cost	1,207	1,207	1,219	(a)
Amortization of net actuarial loss	(6,935)	(6,912)	(5,367	) (a)

Total before income tax expense	(5,728)	(5,705)	(4,148)
Income tax expense	2,339	2,330	1,657		Income tax expense

Net of income tax expense	(3,389)	(3,375)	(2,491)

Total reclassifications	$1,138	$ (3,375)	$59,451

(a) These items are included in the computation of net periodic pension cost. See Employee Benefit Plans footnote for additional disclosure.

13.	Income Taxes

Income tax expense (benefit) is summarized as follows for the years ended December 31:

	2013	2012	2011
	(In thousands)
Federal:
Current	$113,620	$108,900	$(361,196)
Deferred	(13,735)	27,619	(35,605)

Total federal	99,885	136,519	(396,801)

State:
Current	3,012	157	13,878
Deferred	17,152	27,963	(136,397)

Total state	20,164	28,120	(122,519)

Total income tax expense (benefit)	120,049	164,639	$(519,320)

Not included in the above table are deferred income tax (benefit) expense of $(43.9) million, $20.9 million, and $(76.8) million for 2013, 2012 and 2011, respectively, which represent the deferred income taxes relating to the changes in accumulated other comprehensive income (loss).

Notes to Consolidated Financial Statements

The amounts reported as income tax expense vary from the amounts that would be reported by applying the statutory federal income tax rate to income before income taxes due to the following:

	2013	2012	2011
	(Dollars in thousands)
Net income (loss) before income tax expense (benefit)	$305,265	$413,782	$(1,255,309)
Statutory income tax rate	35%	35%	35%

Computed expected income tax expense (benefit)	106,843	144,824	(439,358)
State income taxes, net of federal income tax expense (benefit)	13,107	18,278	(79,638)
ESOP fair market value adjustment	902	292	657
Merger-related expenses	242	2,125	-
Dividends on allocated ESOP shares	(677)	(1,050)	(1,186)
Other, net	(368)	170	205

Income tax expense (benefit)	$120,049	$164,639	$(519,320)

The net deferred tax asset consists of the following at December 31:

	2013	2012
	(In thousands)
Deferred tax asset:
Allowance for loan losses	$111,900	$122,514
State operating loss carryforward	51,278	63,765
Postretirement benefits	39,054	57,098
Non-qualified benefit plans	56,238	48,030
ESOP expense	13,995	12,755
Interest on non-accrual loans	46,136	45,659
Other	21,848	13,847

Total deferred tax assets	340,449	363,668

Deferred tax liabilities:
Postretirement benefits	19,916	21,630
Net unrealized gain on securities available for sale	23,384	84,631
Other	1,396	1,790

Total deferred tax liabilities	44,696	108,051

Net deferred tax asset (included in other assets)	$295,753	$255,617

The net deferred tax asset represents the anticipated federal and state tax benefits expected to be realized in future years upon the utilization of the underlying tax attributes comprising this balance. Federal deferred tax assets are recoverable due to the two year loss carryback period for federal purposes. During 2013, the Company received $364.9 million in tax refunds related to our net loss for 2011. State deferred tax assets, including the state net operating loss are dependent upon the Company’s taxable income in future periods. In management’s opinion, in view of Hudson City’s previous, current and projected future earnings trends, such net deferred tax asset will more likely than not be fully realized. Accordingly, no valuation allowance was deemed to be required at December 31, 2013 and 2012.

Current accounting guidance provides for the accounting for uncertainties in income taxes recognized in an enterprise’s financial statements. This guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a

Notes to Consolidated Financial Statements

tax return. Accrued estimated penalties and interest on unrecognized tax benefits were approximately $1.8 million and $2.7 million at December 31, 2013 and 2012, respectively. Estimated penalties and interest of $(798,000), $234,000 and $1.2 million are included in income tax expense (benefit) at December 31, 2013, 2012, and 2011, respectively. The Company’s tax returns are subject to examination in the normal course by federal and tax authorities for the years 2009 through 2013.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31 is as follows:

	2013	2012
	(In thousands)
Balance at January 1	$6,880	$7,062
Additions based on tax positions related to the current year	244	281
Reductions for tax positions of prior years	(286)	(463)

Balance at December 31	$6,838	$6,880

Retained earnings at December 31, 2013 included approximately $58.0 million for which no deferred income taxes have been provided. This amount represents the base year allocation of income to bad debt deduction for tax purposes. Under FASB guidance, this amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that the amount will be reduced and result in taxable income in the foreseeable future. Events that would result in taxation of these reserves include failure to qualify as a bank for tax purposes or distributions in excess of Hudson City Savings’ current and accumulated earnings and profits, distributions in redemption of stock and distributions in partial or complete liquidation. The unrecognized deferred tax liability with respect to our base-year deduction amounted to $23.5 million at December 31, 2013 and 2012.

14.	Fair Value Measurements and Disclosures

a) Fair Value Measurements

We use fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. We did not have any liabilities that were measured at fair value at December 31, 2013 and 2012, respectively. Our securities available-for-sale are recorded at fair value on a recurring basis. Additionally, from time to time, we may be required to record at fair value other assets or liabilities on a non-recurring basis, such as foreclosed real estate owned, certain impaired loans and goodwill. These non-recurring fair value adjustments generally involve the write-down of individual assets due to impairment losses.

In accordance with ASC Topic 820, Fair Value Measurements and Disclosures, we group our assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

• Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

• Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market.

• Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing

Notes to Consolidated Financial Statements

models, discounted cash flow models and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

We base our fair values on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC Topic 820 requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Assets that we measure on a recurring basis are limited to our available-for-sale securities portfolio. Our available-for-sale portfolio is carried at estimated fair value with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss in shareholders’ equity. Substantially all of our available-for-sale portfolio consists of mortgage-backed securities and investment securities issued by GSEs. The fair values for substantially all of these securities are obtained monthly from an independent nationally recognized pricing service. On a monthly basis, we assess the reasonableness of the fair values obtained by reference to a second independent nationally recognized pricing service. Based on the nature of our securities, our independent pricing service provides us with prices which are categorized as Level 2 since quoted prices in active markets for identical assets are generally not available for the majority of securities in our portfolio. Various modeling techniques are used to determine pricing for our mortgage-backed securities, including option pricing and discounted cash flow models. The inputs to these models include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. On an annual basis, we obtain the models, inputs and assumptions utilized by our pricing service and review them for reasonableness. We also own equity securities with a carrying value of $7.1 million and $7.5 million at December 31, 2013 and 2012, respectively, for which fair values are obtained from quoted market prices in active markets and, as such, are classified as Level 1.

Notes to Consolidated Financial Statements

The following table provides the level of valuation assumptions used to determine the carrying value of our assets measured at fair value on a recurring basis at December 31, 2013 and 2012.

		Fair Value at December 31, 2013 using
Description	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In thousands)
Available for sale debt securities:
Mortgage-backed securities	$7,167,555	$-	$7,167,555	$-
U.S. government-sponsored enterprises debt	290,194		290,194

Total available for sale debt securities	$7,457,749	$-	$7,457,749	$-

Available for sale equity securities:
Financial services industry	$7,089	$7,089	$-	$-

Total available for sale equity securities	7,089	7,089	-	-

Total available for sale securities	$7,464,838	$7,089	$7,457,749	$-

		Fair Value at December 31, 2012 using
Description	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			(In thousands)
Available for sale debt securities:
Mortgage-backed securities	$8,040,742	$-	$8,040,742	$-
Corporate debt	420,590	-	420,590	-

Total available for sale debt securities	$8,461,332	$-	$8,461,332	$-

Available for sale equity securities:
Financial services industry	$7,467	$7,467	$-	$-

Total available for sale equity securities	7,467	7,467	-	-

Total available for sale securities	$8,468,799	$7,467	$8,461,332	$-

Assets that were measured at fair value on a non-recurring basis at December 31, 2013 and 2012 were limited to non-performing commercial and construction loans that are collateral dependent, troubled debt restructurings and foreclosed real estate. Loans evaluated for impairment in accordance with FASB guidance amounted to $324.2 million and $221.5 million at December 31, 2013 and 2012, respectively. Based on this evaluation, we established an ALL of $590,000 and $1.6 million for those same respective periods. There was no provision for loan losses related to these loans for 2013 and 2012. These impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the fair value of the collateral, less estimated selling costs or the present value of the loan’s expected future cash flows. Loans that were individually evaluated for impairment, but would otherwise be evaluated on a pooled basis, are included in the collective evaluation if the individual evaluation indicated no impairment existed. This collective evaluation of one-to four-family mortgage loans that were also individually evaluated for impairment (but for which no impairment existed) resulted in an ALL of $25.0 million and $19.7 million at December 31, 2013 and 2012, respectively. For

Notes to Consolidated Financial Statements

impaired loans that are secured by real estate, fair value is estimated through current appraisals, where practical, or an inspection and a comparison of the property securing the loan with similar properties in the area by either a licensed appraiser or real estate broker and, as such, are classified as Level 3.

Foreclosed real estate represents real estate acquired as a result of foreclosure or by deed in lieu of foreclosure and is carried at the lower of cost or fair value less estimated selling costs. Fair value is estimated through current appraisals, where practical, or an inspection and a comparison of the property securing the loan with similar properties in the area by either a licensed appraiser or real estate broker and, as such, foreclosed real estate properties are classified as Level 3. Foreclosed real estate consisted of one-to four-family properties at December 31, 2013 and 2012 and amounted to $70.4 million and $47.3 million, respectively. During 2013 and 2012, charge-offs to the ALL related to loans that were transferred to foreclosed real estate amounted to $2.9 million and $3.0 million, respectively. Write-downs and net gain (loss) on sale related to foreclosed real estate that were charged to non-interest expense amounted to a net gain of $1.7 million and a net loss of $1.9 million for those same respective periods.

The following table provides the level of valuation assumptions used to determine the carrying value of our assets measured at fair value on a non-recurring basis as of the dates indicated.

	Fair Value Measurements at December 31, 2013 using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
		(In thousands)
Impaired loans	$-	$-	$324,229	$(3,100)
Foreclosed real estate	-	-	70,436	1,661

	Fair Value Measurements at December 31, 2012 using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
		(In thousands)
Impaired loans	$-	$-	$221,492	$(873)
Foreclosed real estate	-	-	47,332	(1,881)

The following table provides a reconciliation of assets measured at fair value on a non-recurring basis as of the dates indicated.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	(In thousands)
	Foreclosed Real Estate	Impaired Loans
Balance at December 31, 2011	$40,619	$73,240
Net (losses) gains	(1,881)	(873)
Net transfers in (out)	8,594	149,125

Balance at December 31, 2012	$47,332	$221,492
Net gains (losses)	1,661	(3,100)
Net transfers in (out)	21,443	105,837

Balance at December 31, 2013	$70,436	$324,229

Notes to Consolidated Financial Statements

The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2013.

	December 31, 2013
Description	Fair Value	Valuation Technique	Significant Unobservable Input	Range (Weighted Average)
		(In thousands)
Impaired loans	$324,229	Net Present Value	Discount rate	Varies
		Appraisal Value	Discount for costs to sell	13.0%
			Adjustment for differences between comparable sales.	Varies

Foreclosed real estate	70,436	Appraisal Value	Discount for costs to sell	13.0%

			Adjustment for differences between comparable sales.	Varies

b) Fair Value Disclosures

The fair value of financial instruments represents the estimated amounts at which the asset or liability could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Further, certain tax implications related to the realization of the unrealized gains and losses could have a substantial impact on these fair value estimates and have not been incorporated into any of the estimates.

Cash and due from Banks

Carrying amounts of cash, due from banks and federal funds sold are considered to approximate fair value (Level 1).

FHLB Stock

The carrying value of FHLB stock equals cost. The fair value of FHLB stock is based on redemption at par value (Level 1).

Loans

The fair value of one- to four-family mortgages and home equity loans are generally estimated using the present value of expected future cash flows, assuming future prepayments and using market rates for new loans with comparable credit risk. Published pricing in the secondary and securitization markets was also utilized to assist in the fair value of the loan portfolio (Level 3). The valuation of our loan portfolio is consistent with accounting guidance but does not fully incorporate the exit price approach.

Deposits

For deposit liabilities payable on demand, the fair value is the carrying value at the reporting date (Level 1). For time deposits the fair value is estimated by discounting estimated future cash flows using currently offered rates (Level 2).

Notes to Consolidated Financial Statements

Borrowed Funds

The fair value of fixed-maturity borrowed funds is estimated by discounting estimated future cash flows using currently offered rates (Level 2). Structured borrowed funds are valued using an option valuation model which uses assumptions for anticipated calls of borrowings based on market interest rates and weighted-average life (Level 2).

Off-balance Sheet Financial Instruments

There is no material difference between the fair value and the carrying amounts recognized with respect to our off-balance sheet commitments (Level 3).

Other important elements that are not deemed to be financial assets or liabilities and, therefore, not considered in these estimates include the value of Hudson City’s retail branch delivery system, its existing core deposit base and banking premises and equipment.

The estimated fair value of Hudson City’s financial instruments is summarized as follows at December 31:

	2013		2012
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Assets:
Cash and due from banks	$133,665	$133,665	$171,042	$171,042
Federal funds sold	4,190,809	4,190,809	656,926	656,926
Investment securities held to maturity	39,011	42,727	39,011	45,592
Investment securities available for sale	297,283	297,283	428,057	428,057
Federal Home Loan Bank of New York stock	347,102	347,102	356,467	356,467
Mortgage-backed securities held to maturity	1,784,464	1,888,823	2,976,757	3,172,473
Mortgage-backed securities available for sale	7,167,555	7,167,555	8,040,742	8,040,742
Loans	23,942,212	25,245,987	26,886,065	28,223,227

Liabilities:
Deposits	21,472,329	21,590,537	23,483,917	23,679,903
Borrowed funds	12,175,000	13,621,332	12,175,000	14,368,603

15.	Regulatory Matters

Hudson City Savings is subject to comprehensive regulation, supervision and periodic examination by the OCC. Deposits at Hudson City Savings are insured up to the standard limits of coverage provided by the Deposit Insurance Fund (“DIF”) of the FDIC.

On March 30, 2012, the Bank entered into an MOU with the OCC. The Company also entered into the Company MOU on April 24, 2012. See Note 1 to the consolidated financial statements for a description of these regulatory agreements.

OCC regulations currently require federally chartered savings banks to meet three minimum capital ratios: a 1.5% tangible capital ratio, a 4% leverage (core capital) ratio and an 8% total risk-based capital ratio. Pursuant to the new minimum capital rules (described below), which will go into effect for Hudson City Savings on January 1, 2015, a federally chartered savings bank must also maintain a minimum common equity tier 1 capital ratio of 4.5% and the minimum Tier risk-based capital ratio has been increased from 4.0% to 6.0%. In

Notes to Consolidated Financial Statements

assessing an institution’s capital adequacy, the OCC takes into consideration not only these numeric factors but also qualitative factors. Management believes that, as of December 31, 2013, Hudson City Savings met all capital adequacy requirements to which it is subject. As of December 31, 2013, Hudson City Savings met the applicable requirements to be considered “well capitalized”.

The following is a summary of Hudson City Savings’ actual capital amounts and ratios as of December 31, 2013 and 2012, compared to the OCC minimum capital adequacy requirements and the OCC requirements for classification as a well-capitalized institution:

			OCC Requirements
	Bank Actual		Minimum Capital Adequacy		For Classification as Well-Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2013
Tangible capital	$4,145,444	10.82%	$574,791	1.50%	n/a	n/a
Leverage (core) capital	4,145,444	10.82	1,532,777	4.00	$1,915,971	5.00%
Total-risk-based capital	4,361,710	25.31	1,378,687	8.00	1,723,359	10.00

December 31, 2012
Tangible capital	$4,059,774	10.09%	$603,356	1.50%	n/a	n/a
Leverage (core) capital	4,059,774	10.09	1,608,950	4.00	$2,011,188	5.00%
Total-risk-based capital	4,309,575	21.59	1,596,842	8.00	1,996,053	10.00

The OCC may take certain supervisory actions under the prompt corrective action regulations of the Federal Deposit Insurance Corporation Improvement Act with respect to an undercapitalized institution. Such actions could have a direct material effect on the institution’s financial statements. The regulations establish a framework for the classification of savings institutions into five categories: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under the OCC regulations, generally, a federally chartered savings bank is treated as well capitalized if its total risk-based capital ratio is 10.0% or greater and its Tier 1 risk-based capital ratio is 6.0% or greater, and its leverage ratio is 5.0% or greater, and it is not subject to any order or directive by the OCC to meet a specific capital level. Pursuant to the new minimum capital rules, to be well capitalized, an insured depository institution must maintain a total risk-based capital ratio of 10.0% or more, a Tier 1 capital ratio of 8.0% or more, a common equity Tier 1 capital ratio of 6.5% or more and a leverage ratio of 5.0% or more.

The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OCC about capital components, risk-weightings and other factors.

Pursuant to the Reform Act, we will become subject to new minimum capital requirements. In July 2013, the Agencies issued rules that will subject many savings and loan holding companies, including Hudson City Bancorp, to consolidated capital requirements. The rules also revise the quantity and quality of required minimum risk-based and leverage capital requirements applicable to Hudson City Bancorp and Hudson City Savings, consistent with the Reform Act and the Basel III capital standards, add a new common equity Tier 1 risk-based capital ratio and add an additional common equity Tier 1 capital conservation buffer, or Conservation Buffer, of 2.50% of risk-weighted assets, to be applied to the new common equity Tier 1 risk-based capital ratio, the Tier 1 risk-based capital ratio and the total risk-based capital ratio. The rules impose restrictions on capital distributions and certain discretionary cash bonus payments if the minimum Conservation Buffer is not met. The rules also revise the calculation of risk-weighted assets to enhance their risk sensitivity and phase out trust preferred securities and cumulative perpetual preferred stock as Tier 1 capital. The new

Notes to Consolidated Financial Statements

minimum regulatory capital ratios and changes to the calculation of risk-weighted assets will be phased in to allow banking organizations to meet the new capital standards, with the initial provisions effective for Hudson City Bancorp and Hudson City Savings on January 1, 2015.

The OCC regulates all capital distributions by Hudson City Savings directly or indirectly to Hudson City Bancorp, including dividend payments. Hudson City Savings may not pay dividends to Hudson City Bancorp if, after paying those dividends, it would fail to meet the required minimum levels under risk-based capital guidelines and the minimum leverage and tangible capital ratio requirements. A subsidiary of a savings and loan holding company, such as Hudson City Savings, must file a notice or seek affirmative approval from the OCC at least 30 days prior to each proposed capital distribution. Whether an application is required is based on a number of factors including whether the institution qualifies for expedited treatment under the OCC rules and regulations or if the total amount of all capital distributions (including each proposed capital distribution) for the applicable calendar year exceeds net income for that year to date plus the retained net income for the preceding two years. Currently, Hudson City Savings must seek approval from the OCC for future capital distributions. In addition, as the subsidiary of a savings and loan holding company, Hudson City Savings must also receive approval from the FRB before declaring a dividend.

Upon completion of the second-step conversion, Hudson City Bancorp established a “liquidation account” in an amount equal to the total equity of Hudson City Savings as of the latest practicable date prior to the second-step conversion. The liquidation account was established to provide a limited priority claim to the assets of Hudson City Savings to “eligible account holders” and “supplemental eligible account holders”, as defined in the plan of conversion and reorganization, who continue to maintain deposits in Hudson City Savings after the second-step conversion. In the unlikely event of a complete liquidation of Hudson City Savings at a time when Hudson City Savings has a positive net worth, and only in such event, each eligible account holder and supplemental eligible account holder would be entitled to receive a liquidation distribution, prior to any payment to the stockholders of Hudson City Bancorp. In the unlikely event of a complete liquidation of Hudson City Savings and Hudson City Bancorp does not have sufficient assets (other than the stock of Hudson City Savings) to fund the obligation under the liquidation account, Hudson City Savings will fund the remaining obligation as if Hudson City Savings had established the liquidation account rather than Hudson City Bancorp. Any assets remaining after the liquidation rights of eligible account holders and supplemental eligible account holders are satisfied would be distributed to Hudson City Bancorp as the sole stockholder of Hudson City Savings.

16.	Commitments and Contingencies

Hudson City Savings is a party to commitments to extend credit in the normal course of business to meet the financial needs of its customers and commitments to purchase loans and mortgage-backed securities to meet our growth initiatives. Commitments to extend credit are agreements to lend money to a customer as long as there is no violation of any condition established in the contract.

Commitments to fund first mortgage loans generally have fixed expiration dates or other termination clauses, whereas home equity lines of credit have no expiration date. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Hudson City Savings evaluates each customer’s credit-worthiness on a case-by-case basis.

At December 31, 2013, Hudson City Savings had variable-and fixed-rate first mortgage loan commitments to extend credit of approximately $127.0 million and $36.3 million, respectively; commitments to purchase fixed-rate first mortgage loans of $140,000; and unused home equity, overdraft and commercial/construction lines of credit of approximately $151.9 million, $1.6 million, and $2.3 million, respectively. At December 31, 2012, Hudson City Savings had variable-and fixed-rate first mortgage loan commitments to extend credit of approximately $321.4 million and $111.7 million, respectively; commitments to purchase fixed-rate first mortgage loans of $140,000; and unused home equity, overdraft and commercial/construction lines of credit of

Notes to Consolidated Financial Statements

approximately $159.0 million, $2.6 million, and $3.1 million, respectively. These commitment amounts are not included in the accompanying financial statements. There is no exposure to credit loss in the event the other party to commitments to extend credit does not exercise its rights to borrow under the commitment.

Except as described below, we are not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. We believe that these routine legal proceedings, in the aggregate, are immaterial to our financial condition and results of operations.

Since the announcement of the Merger, eighteen putative class action complaints have been filed in the Court of Chancery, Delaware against Hudson City Bancorp, its directors, M&T, and WTC challenging the Merger. Six putative class actions challenging the Merger have also been filed in the Superior Court for Bergen County, Chancery Division, of New Jersey (the “New Jersey Court”). The lawsuits generally allege, among other things, that the Hudson City Bancorp directors breached their fiduciary duties to Hudson City Bancorp’s public shareholders by approving the Merger at an unfair price, that the Merger was the product of a flawed sales process, and that Hudson City Bancorp and M&T filed a misleading and incomplete Form S-4 with the SEC in connection with the proposed transaction. All 24 lawsuits seek, among other things, to enjoin completion of the Merger and an award of costs and attorneys’ fees. Certain of the actions also seek an accounting of damages sustained as a result of the alleged breaches of fiduciary duty and punitive damages.

On April 12, 2013, the defendants entered into a memorandum of understanding (the “MOU”) with the plaintiffs regarding the settlement of all of the actions described above (collectively, the “Actions”).

Under the terms of the MOU, Hudson City Bancorp, M&T, the other named defendants, and all the plaintiffs have reached an agreement in principle to settle the Actions and release the defendants from all claims relating to the Merger, subject to approval of the New Jersey Court. Pursuant to the MOU, Hudson City Bancorp and M&T agreed to make available additional information to Hudson City Bancorp shareholders. The additional information was contained in a Supplement to the Joint Proxy Statement filed with the SEC as an exhibit to a Current Report on Form 8-K dated April 12, 2013. In addition, under the terms of the MOU, plaintiffs’ counsel also has reserved the right to seek an award of attorneys’ fees and expenses. If the New Jersey Court approves the settlement contemplated by the MOU, the Actions will be dismissed with prejudice. The settlement will not affect the Merger consideration to be paid to Hudson City Bancorp’s shareholders in connection with the proposed Merger. In the event the New Jersey Court approves an award of attorneys’ fees and expenses in connection with the settlement, such fees and expenses shall be paid by Hudson City Bancorp, its successor in interest, or its insurers.

Hudson City Bancorp, M&T, and the other defendants deny all of the allegations in the Actions and believe the disclosures in the Joint Proxy Statement are adequate under the law. Nevertheless, Hudson City Bancorp, M&T, and the other defendants have agreed to settle the Actions in order to avoid the costs, disruption, and distraction of further litigation.

Notes to Consolidated Financial Statements

17.	Parent Company Only Financial Statements

Set forth below are the condensed financial statements for Hudson City Bancorp, Inc.:

Statements of Financial Condition

	December 31, 2013	December 31, 2012
	(In thousands)

Assets:
Cash and due from subsidiary bank	$134,040	$136,014
Investment in subsidiary	4,386,310	4,344,092
ESOP loan receivable	220,791	223,763
Other assets	1,435	-

Total Assets	$4,742,576	$4,703,869

Stockholders’ Equity:
Accrued expenses	$-	$4,061
Total stockholders’ equity	4,742,576	4,699,808

Total Liabilities and Stockholders’ Equity	$4,742,576	$4,703,869

Statements of Operations

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Income:
Dividends received from subsidiary	$100,000	$160,000	$87,524
Interest on ESOP loan receivable	11,188	11,329	11,464
Interest on deposit with subsidiary	251	352	733

Total income	111,439	171,681	99,721
Expenses	3,088	7,279	1,380

Income before income tax expense and equity in undistributed net income of subsidiary	108,351	164,402	98,341
Income tax expense	3,540	3,774	4,068

Income before equity in undistributed net income of subsidiary	104,811	160,628	94,273
Equity in undistributed net income (loss) of subsidiary	80,405	88,515	(830,262)

Net income (loss)	$185,216	$249,143	$(735,989)

Notes to Consolidated Financial Statements

Statements of Cash Flows

	Year Ended December 31,
	2013	2012	2011
	(In thousands)
Cash Flows from Operating Activities:
Net income (loss)	$185,216	$249,143	$(735,989)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net income (loss)	(80,405)	(88,515)	830,262
Increase in other assets	(1,435)	-	-
(Decrease) increase in accrued expenses	(4,061)	210	3,720

Net Cash Provided by Operating Activities	99,315	160,838	97,993

Cash Flows from Investing Activities:
Principal collected on ESOP loan	2,972	2,830	2,695

Net Cash Provided by Investing Activities	2,972	2,830	2,695

Cash Flows from Financing Activities:
Purchases of treasury stock	-	(427)	(163)
Exercise of stock options	1,408	3,905	3,165
Cash dividends paid on unallocated ESOP shares	(6,158)	(10,161)	(12,757)
Cash dividends paid	(99,511)	(158,793)	(192,698)

Net Cash Used in Financing Activities	(104,261)	(165,476)	(202,453)

Net Decrease in Cash Due from Bank	(1,974)	(1,808)	(101,765)
Cash Due from Bank at Beginning of Year	136,014	137,822	239,587

Cash Due from Bank at End of Year	$134,040	$136,014	$137,822

18.	Selected Quarterly Financial Data (Unaudited)

The following tables are a summary of certain quarterly financial data for the years ended December 31, 2013 and 2012.

	2013 Quarter Ended
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)
Interest and dividend income	$366,065	$347,509	$326,298	$321,309
Interest expense	188,682	187,656	186,885	185,445

Net interest income	177,383	159,853	139,413	135,864
Provision for loan losses	20,000	12,500	4,000	-

Net interest income after provision for loan losses	157,383	147,353	135,413	135,864
Non-interest income	2,533	9,588	13,456	13,512
Non-interest expense	81,255	76,621	78,488	73,473

Income before income tax expense	78,661	80,320	70,381	75,903
Income tax expense	30,730	31,598	27,647	30,074

Net Income	$47,931	$48,722	$42,734	$45,829

Basic earnings per share	$0.10	$0.10	$0.09	$0.09

Diluted earnings per share	$0.10	$0.10	$0.09	$0.09

Notes to Consolidated Financial Statements

	2012 Quarter Ended
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)
Interest and dividend income	$448,791	$430,661	$405,429	$388,158
Interest expense	214,673	206,408	202,141	195,894

Net interest income	234,118	224,253	203,288	192,264
Provision for loan losses	25,000	25,000	20,000	25,000

Net interest income after provision for loan losses	209,118	199,253	183,288	167,264
Non-interest income	2,787	2,924	3,017	2,733
Non-interest expense	91,598	83,571	93,877	87,556

(Loss) income before income tax expense	120,307	118,606	92,428	82,441
Income tax (benefit) expense	47,320	46,330	36,496	34,493

Net (loss) income	$72,987	$72,276	$55,932	$47,948

Basic (loss) earnings per share	$0.15	$0.15	$0.11	$0.10

Diluted (loss) earnings per share	$0.15	$0.15	$0.11	$0.10

19.	Earnings Per Share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

	For the Year Ended December 31,
	2013			2012			2011
	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
	(In thousands, except per share data)

Net income (loss)	$185,216			$249,143			$(735,989)

Basic earnings (loss) per share:
Income (loss) available to common stockholders	$185,216	497,794	$0.37	$249,143	496,570	$0.50	$(735,989)	494,629	$(1.49)

Effect of dilutive common stock equivalents	-	277		-	35		-	-

Diluted earnings (loss) per share:
Income (loss) available to common stockholders	$185,216	498,071	$0.37	$249,143	496,605	$0.50	$(735,989)	494,629	$(1.49)

Excludes options to purchase 25,351,142 shares, 24,036,905 shares and 26,833,269 shares, respectively, of the Company’s common stock which were outstanding for the years ended December 31, 2013, 2012 and 2011 as their inclusion would be anti-dilutive.

20.	Recent Accounting Pronouncements

In January 2014, the FASB issued ASU 2014-04, “Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40) Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon

Notes to Consolidated Financial Statements

Foreclosure,” which applies to all creditors who obtain physical possession of residential real estate property collateralizing a consumer mortgage loan in satisfaction of a receivable. The amendments in this update clarify when an in substance repossession or foreclosure occurs and requires disclosure of both (1) the amount of foreclosed residential real estate property held by a creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendments in ASU 2014-04 are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2014. Early adoption is permitted and entities can elect to adopt a modified retrospective transition method or a prospective transition method. This guidance is not expected to have a material impact on our financial condition or results of operations.

In July 2013, FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which requires that an entity present an unrecognized tax benefit or a portion of an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, similar tax loss, or a tax credit carryforward, with the following exception. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in this disclosure do not require new recurring disclosures. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2013. We do not expect this ASU will have a material impact on our financial condition, results of operations or financial statement disclosures.

In February 2013, FASB issued ASU No. 2013-2, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires that an entity report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. The amendment does not change the current requirements for reporting net income or other comprehensive income in financial statements. The amendment does require that an entity provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. We have included the required disclosures in Note 12 of the consolidated financial statements.

Corporate Information

BOARD OF DIRECTORS    Hudson City Bancorp, Inc. and Hudson City Savings Bank

Denis J. Salamone

Chairman of the Board and

Chief Executive Officer

Hudson City Bancorp, Inc.

and Hudson City Savings Bank

Anthony J. Fabiano

President and

Chief Operating Officer

Hudson City Bancorp, Inc.

and Hudson City Savings Bank

Michael W. Azzara

Retired President and CEO

Valley Health System

William G. Bardel

Retired Chief Financial

and Administrative Officer

The Lawrenceville School

Scott A. Belair

Co-founder and Director

Urban Outfitters, Inc.

Victoria H. Bruni

Retired Vice President

Administration and Finance

Ramapo College of New Jersey

Cornelius E. Golding

Retired Senior Vice President

and Chief Financial Officer

Atlantic Mutual Insurance Company

Donald O. Quest, M.D. Neurological Surgeon Columbia-Presbyterian Medical Center Joseph G. Sponholz Retired Vice Chairman Chase Manhattan Bank

OFFICE OF THE CHAIRMAN Hudson City Bancorp, Inc. and Hudson City Savings Bank
Denis J. Salamone Chairman of the Board and Chief Executive Officer Tracey A. Dedrick Executive Vice President Chief Risk Officer	Anthony J. Fabiano President and Chief Operating Officer Veronica A. Olszewski Senior Vice President Treasurer and Corporate Secretary	James C. Kranz Executive Vice President Chief Financial Officer	Thomas E. Laird Executive Vice President Chief Lending Officer

SENIOR VICE PRESIDENTS Hudson City Bancorp, Inc. and Hudson City Savings Bank
Louis J. Beierle	Michael Daly	Christopher L. Mahler	J. Christopher Nettleton
Ronald J. Butkovich	James A. Klarer	Michael D. McCambridge	Steven M. Schlesinger
V. Barry Corridon	William J. LaCalamito	Kenneth A. Mclntyre, Jr.	Dennis J. Valentovic
FIRST VICE PRESIDENTS Hudson City Bancorp, Inc. and Hudson City Savings Bank
David Berninger	Michael Duffner	Theresa E. O’Connell	Richard P. St. George
Paul Chaves	Lei He	Donna Orlich	Bernadette D. Wiese
Emil D’Angelo	Armel Kouassi	William A. Rice	Bernadette F. Zelop
Patrick Donegan	Joseph Michalik	Francesco S. Rossi
Christopher P. Dooley	Kenneth O’Brien	Frank Santora
VICE PRESIDENTS Hudson City Savings Bank
John J. Arizzi	Gregory Fairclough	Susan M. Kowalski	Audra Shelko
Florence Attanasio	Barbara Farrell	Vito LaRusso	Victor B. Studna
Michael Beck	Charles Fazio	Dawei Li	Tony Sukhram
Glen J. Bicica	Victor Fischetti	Michael J. McCabe	Jonathan Toder
Richard Booth	Tracy Gabriele-Fata	Brian McClenahan	Sonia C. Tracey
Vincent M. Briamonte	Roy George	Michael F. McKeon	JoAnn Vizzi
Jeff Buckley	Dana Grippi	Patricia A. Middleton	Ralph J. Weeks
Richard Cipriano	Pamela Jett	Arthur Murphy	Bruce L. Wilcox
Gina V. Currid	Peter T. Kattowski	Steven Muscat	Adrienne Y. Zuendt
Elaine Dalla Torre	Barbara C. Kellner	Robert Petronella
Yolanda M. DiMari	John Kennedy	Lisa A. Roberts
Mohamed Saad Eloraby	Linda Knast	Patricia A. Scharff
INDEPENDENT AUDITORS	CORPORATE COUNSEL	TRANSFER AGENT AND REGISTRAR
KPMG LLP 345 Park Avenue New York, NY 10154	Arnold & Porter LLP 399 Park Avenue New York, NY 10022	Inquiries regarding stock certificate administration, address changes, and other related services should be directed to:	Computershare Shareowner Services LLC 480 Washington Boulevard Jersey City, NJ 07310 800.719.9059
www.cpushareownerservices.com
STOCK LISTING	ANNUAL MEETING	INVESTOR RELATIONS
Hudson City Bancorp, Inc. common stock is traded on the NASDAQ Stock Market under the ticker symbol HCBK.	The Annual Meeting of Shareholders will be held on Tuesday, December 16, 2014, at 8:30 a.m. Eastern Time at The Park Ridge Marriott 300 Brae Boulevard Park Ridge, NJ 07656	Susan K. Munhall 201.967.8290 smunhall@hcsbnj.com

Information about Hudson City Savings Bank, its products, services, locations and other banking information may be obtained on our website at www.HCBK.com. Investors interested in Hudson City Bancorp, Inc., stock quotes, investor presentations, SEC filings and other corporate information, should click on the Investor Relations tab on our website.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2013, as filed with the Securities and Exchange Commission (exclusive of exhibits), is available without charge by contacting our Investor Relations Department at 201.967.8290 or through our website, www.HCBK.com.

HUDSON CITY BANCORP, INC.
WEST 80 CENTURY ROAD
PARAMUS, NJ 07652

HUDSONCITYSAVINGSBANK.COM

HUDSON CITY
BANCORP, INC.